As filed with the Securities and Exchange Commission on May 3, 1999
                                                    Registration No. 333-[_____]
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        BRESNAN COMMUNICATIONS GROUP LLC
                           BRESNAN CAPITAL CORPORATION

           (Exact Names of Registrants as Specified in Their Charters)

                                   -----------

                                    Delaware
                          (State or Other Jurisdiction
                        of Incorporation or Organization)

                                      4841
                                      4841

                          (Primary Standard Industrial
                           Classification Code Number)

                                   38-2558446
                                   13-3887244

                                (I.R.S. Employer
                             Identification Numbers)

                                   -----------

                             709 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 993-6600

          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrants' Principal Executive Offices)

                                   -----------

                                Robert V. Bresnan
                             709 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 993-6600

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   Copies to:

                              Barry A. Brooks, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000

                                   -----------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                              --------------------

                         CALCULATION OF REGISTRATION FEE

       Title of Each Class                      Proposed Maximum     Proposed Maximum
       of Securities to be      Amount to        Offering Price     Aggregate Offering       Amount of
           Registered         be Registered         Per Note            Price (1)        Registration Fee
---------------------------------------------------------------------------------------------------------
8% Senior Notes due 2009       $170,000,000           100%             $170,000,000           47,260
---------------------------------------------------------------------------------------------------------
9 1/4% Senior Discount
Notes due 2009                 $275,000,000          63.644%           $175,021,000           48,656

(1) Calculated pursuant to Rule 457(f).

                              --------------------

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to aid Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an order to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS                                                               [LOGO]
                   SUBJECT TO COMPLETION DATED May 3,1999

                                OFFER TO EXCHANGE

                             any and all outstanding

                       8% Senior Notes due 2009, Series A
                                       for
                       8% Senior Notes due 2009, Series B
                                       and
                 9 1/4% Senior Discount Notes due 2009, Series A
                                       for
                 9 1/4% Senior Discount Notes due 2009, Series B
                                       of

                      BRESNAN COMMUNICATIONS GROUP LLC AND

                           BRESNAN CAPITAL CORPORATION

                             TERMS OF EXCHANGE OFFER

      o     Expires 5:00 p.m., New York City time,      , 1999, unless extended.

      o The exchange offer is subject to customary conditions which we may waive.

      o All outstanding Notes that are validly tendered and not validly withdrawn will be exchanged.

      o Tenders of outstanding Notes may be withdrawn any time prior to 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

      o The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.

      o     We will not receive any proceeds from the exchange offer.

      o The terms of the exchange notes to be issued are substantially similar to the outstanding Notes, except for transfer restrictions and registration rights relating to the outstanding Notes.

                                 ---------------

      See "Risk Factors" beginning on page 16 for a discussion of certain factors that investors should consider in connection with the exchange offer and an investment in the exchange notes.

                                 ---------------

      This prospectus and the accompanying letter of transmittal are first being
mailed to holders of outstanding Notes on or about     , 1999.

                                 ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                  The date of this prospectus is May 3, 1999.

(Continued from previous page)

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on _______________, 1999 and ending on the close of business ___________, 2000 we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

      o     Our anticipated growth strategies,

      o     Our intention to introduce new and enhanced services,

      o Anticipated trends in our businesses, including trends in the market for telecommunications services,

      o     Future expenditures for capital investments, and

      o     Our ability to effectively compete with our competitors.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               TABLE OF CONTENTS                            Page
                                                                            ----

Prospectus Summary.............................................................1
Risk Factors..................................................................16
The TCI Transactions..........................................................27
Use of Proceeds...............................................................28
The Exchange Offer............................................................29
Capitalization................................................................40
Selected Combined Financial and Operating Data................................41
Unaudited Pro Forma Combined Financial Data...................................43
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.......................................................48
Business......................................................................56
Legislation and Regulation....................................................74
Management....................................................................84
Security Ownership of Certain Beneficial Owners and Management................88
Certain Relationships and Related Transactions................................89
Description of the Partnership Agreement......................................93
Description of the New Credit Facility........................................96
Description of Notes..........................................................97
Certain Federal Tax Considerations...........................................129
Plan of Distribution.........................................................133
Legal Matters................................................................133
Experts......................................................................133
Available Information........................................................133
Index to Combined Financial Statements.......................................F-1

                               PROSPECTUS SUMMARY

      The following summary contains basic information about this exchange offer. It likely does not contain all the information that is important to you in making a decision to exchange the Outstanding Notes. For a more complete understanding of this Exchange Offer, we encourage you to read this entire document.

      Unless the context otherwise requires, all references to "the Company," "we," "us" or "our" in this prospectus mean Bresnan Communications Group LLC ("BCG") and its subsidiaries, as well as (1) all cable television systems (the "Existing Bresnan Systems") previously owned by Bresnan Communications Company Limited Partnership (the "Parent") and (2) certain cable television systems previously owned by affiliates of Tele-Communications, Inc. (the "Contributed TCI Systems"), in each case which have been contributed to Bresnan Telecommunications Company LLC ("BTC"), a subsidiary of BCG. BCG was only recently formed and became the owner of these systems at the closing of the transactions (the "TCI Transactions") pursuant to the contribution agreement (the "Contribution Agreement") described in this prospectus, which closing took place on February 2, 1999. Unless the context otherwise requires, all references to "TCI" in this prospectus mean Tele-Communications, Inc., which has become a subsidiary of AT&T, and/or affiliates of Tele-Communications, Inc. All references to "Blackstone" in this prospectus mean Blackstone B.C. Capital Partners L.P. and/or its affiliates.

      The combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes, presented elsewhere in this prospectus are the combination of the financial statements of the Parent and the Contributed TCI Systems. Prior to consummating the TCI Transactions, the Parent and the owners of the Contributed TCI Systems were under the common ownership and control of TCI. Based on such common ownership and control, the financial statements are presented at historical cost on a combined basis.

                               The Exchange Offer

      We completed a private offering on February 2, 1999 of $170,000,000 aggregate principal amount of our 8% Senior Notes due 2009 (the "Senior Notes") and $275,000,000 aggregate principal amount at maturity of our 9 1/4% Senior Discount Notes due 2009 (the "Senior Discount Notes," and together with the Senior Notes, the "Outstanding Notes"). On the same day, we entered into a registration rights agreement with the initial purchasers in such private offering agreeing, among other things, to deliver to you this prospectus and to complete this exchange offer within 210 days of the issuance of the Outstanding Notes. You should read the discussion under the headings "Summary Description of the Exchange Notes" and "Description of the Exchange Notes" for further information regarding the registered notes.

      We believe that the notes issued in this exchange offer (the "Exchange Notes" and, together with the Outstanding Notes, the "Notes") may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended, subject to certain conditions. You should read the discussion under the headings "Summary of the Terms of the Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and the resale of the Notes.

                                   The Company

      We own, develop and operate geographically concentrated cable television systems in small- and medium-sized communities in the midwestern United States. On June 3, 1998, certain of our affiliates entered into an agreement to combine the Existing Bresnan Systems with the Contributed TCI Systems. These transactions closed on February 2, 1999. The Contributed TCI Systems are located mainly in markets next to the Existing Bresnan Systems. As of December 31, 1998, after giving effect to the TCI Transactions and certain acquisitions and dispositions of assets that were closed or are expected to be closed after December 31, 1998, our cable television systems would have passed approximately 967,000 homes and served approximately 652,000 basic subscribers, ranking us among the 20 largest multiple system operators in the United States.

      We are a leading operator of cable television systems located in small- and medium-sized communities where subscribers generally require cable television to clearly receive a full complement of off-air broadcast stations and have limited entertainment alternatives. Our management believes that our cable television systems are less susceptible to competition and subscriber turnover than urban cable television systems, resulting in more predictable revenue and cash flow.

      Our management follows a systematic approach to the upgrade of our cable television plant which enables us to provide new and enhanced services, including digital cable and advanced analog cable services, expanded pay-per-view options and high-speed Internet service. Digital cable or advanced analog cable service was available to approximately 74% of our basic subscribers as of December 31, 1998 and high-speed Internet service has been launched in seven of our markets under either the "Bresnan@Home" brand or the proprietary "BresnanLink" brand. Our management anticipates that digital cable and high-speed Internet services will become important sources of revenue growth as we continue to market and increase the penetration of these services. The upgrade of the Existing Bresnan Systems has been substantially completed and the upgrade of the Contributed TCI Systems is expected to be substantially complete by the end of 1999. Our management believes that our network infrastructure is more technically advanced than that of our peers, and that the increased quality, reliability and variety of our services have contributed to our repeated recognition by the cable television industry for superior customer satisfaction.

      William J. Bresnan, our President and Chief Executive Officer, is a cable television pioneer with 40 years of industry experience. Mr. Bresnan founded the Parent in 1984 and, in partnership with TCI, developed its business through internal growth and acquisitions. Prior to 1984, Mr. Bresnan was the Chairman and Chief Executive Officer of Group W Cable, Inc., one of the largest cable television companies in the United States at the time based on the number of cable subscribers. In addition to Mr. Bresnan, our senior management team has significant business experience in acquiring, operating and financing telecommunications operations, averaging approximately 20 years of industry experience.

      We expect to continue to benefit from our relationship with TCI, one of the leading cable television operators in the United States. Pursuant to certain contractual arrangements with TCI, we are able to purchase substantially all of our programming services at TCI's cost plus an administrative surcharge and have the right to receive discounts on purchases of certain equipment through TCI or its vendors. We believe that our relationship with TCI results in lower programming costs and improved availability of certain technological innovations, including state-of-the-art digital converters, cable modems and digitally compressed cable television programming services. We will also benefit from the expertise and valuable industry knowledge of TCI's Leo J. Hindery, William R. Fitzgerald and Derek Chang, who joined our Advisory Committee following the consummation of the TCI Transactions. TCI recently completed its merger with AT&T Corp. whereby TCI has become a subsidiary of AT&T.

                                Business Strategy

      Focusing on Small- and Medium-Sized Communities. We focus on serving small- and medium-sized communities located primarily in four midwestern states:
Michigan, Minnesota, Wisconsin and Nebraska. Our management believes that the cable television systems in these communities are less susceptible to competition from direct broadcast satellite providers, due to the importance of local programming to residents in these communities, and from cable overbuilders, due to the relatively small size of these communities. Our strategy of upgrading systems and aggressively launching new and enhanced services should also limit consumer demand for alternative multichannel television and high-speed Internet service providers. Additionally, we believe that residents of the areas that we serve generally have a greater sense of community than residents of metropolitan areas, and as a result are more receptive to our extensive community relations and customer satisfaction initiatives. Consequently, our management believes that our brand name is well established with our subscribers, enhancing our ability to launch new services and bundle service offerings.

      Clustering and Interconnection of Cable Television Systems. We have pursued the acquisition and development of cable television systems in communities that are within close proximity to our existing systems in order to maximize economies of scale and operating efficiencies. Such operating efficiencies include centralized billing and the sharing of general management, customer service, marketing and technical support. We intend to interconnect systems within a cluster with fiber optic cable, enabling the consolidation of headend facilities. Headend consolidation facilitates the launch of new and enhanced services, such as digital cable and high-speed Internet services, in smaller communities than would otherwise be economically attractive, by allowing us to spread the capital and operating costs associated with these services over a larger subscriber base. The integration of the Contributed TCI Systems is expected to significantly enhance the clustering and interconnection of our cable television systems. We intend to complete a system interconnection and headend elimination program within three years. Upon completion of this program, the number of headends required to serve the Company's subscribers will be reduced from 127 to 73 and approximately 72% of our subscribers will be served from six central headend facilities.

      Upgrading to State-of-the-Art Technology. We made an early commitment to upgrade the Existing Bresnan Systems in order to increase programming choices, provide new and enhanced services and improve overall customer satisfaction. Reflecting this commitment, as of December 31, 1998, approximately 84% of the basic subscribers in the Existing Bresnan Systems were served by high capacity, broadband hybrid fiber optic/coaxial cable ("HFC") and approximately 70% were served by 750 MHZ capacity plant. Our management believes that the Existing Bresnan Systems are technologically advanced beyond the systems operated by most other multiple system operators. We plan to invest, over the next three years, approximately $67.0 million to upgrade system architecture and capacity primarily in the Contributed TCI Systems, complete return activations and deploy additional fiber. Many of the Contributed TCI Systems have already been upgraded to facilitate the launch of digital cable service. As of December 31, 1998, 51% of the Contributed TCI Systems' subscribers were served by 550 MHZ capacity or greater plant.

      Providing New and Enhanced Services. The improved clustering of our cable television systems combined with upgrades to state-of-the-art technology allow us to accelerate the introduction of new and enhanced services including the following: digital cable service, which allows for a significant increase in channel capacity and enhanced offerings, including near-video-on-demand, and is available to a majority of our basic subscribers; high-speed Internet service, which has been launched in seven markets under either the "Bresnan@Home" brand or the proprietary "BresnanLink" brand; wide area network and point-to-point data services; digital advertising insertion; and intraLATA toll and long distance resale services, which have been launched in the Upper Michigan cluster. Our management believes that these new and enhanced service offerings attract new subscribers, enhance revenue and cash flow per subscriber, increase customer loyalty and reduce churn.

      Maintaining Strong Community Relations. Our ongoing community relations initiatives in the markets served by the Existing Bresnan Systems have resulted in widespread brand recognition and numerous industry awards. Our management believes that maintaining strong community relations will continue to be important to our long-term success. Our community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. We believe that our ongoing community relations initiatives result in consumer and governmental goodwill and name recognition which have increased customer loyalty and will facilitate future efforts to provide telecommunications services. Our management intends to implement these initiatives in the Contributed TCI Systems.

      Emphasizing Customer Satisfaction. In order to maximize customer satisfaction, we strive to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates. We have implemented stringent internal customer service standards, which our management believes meet or exceed those established by the National Cable Television Association. We have received five Beacon Awards in the past five years from the Cable Television Public Affairs Association, a cable television industry group. Our most recent award recognized our "On Time Guarantee Program" as the outstanding customer relations program by a multiple system operator in the United States. Additionally, our management believes that by upgrading our cable television systems it has increased the quality and reliability of our services, resulting in increased customer satisfaction. We believe that our customer service efforts have contributed to our subscriber growth, the acceptance of our new and enhanced service offerings and ongoing patronage by existing subscribers. We are providing a level of emphasis on customer satisfaction in the Contributed TCI Systems similar to the level that we are providing in the Existing Bresnan Systems.

      BCG was formed in 1998 and Bresnan Capital Corporation was formed in 1996. Our principal executive office is located at 709 Westchester Avenue, White Plains, New York 10604-3023. Our telephone number is (914) 993-6600.

                              The TCI Transactions

      Reflecting our management's strategy of acquiring and developing cable television systems in regional clusters, certain of our affiliates entered into the Contribution Agreement with TCI and Blackstone on June 3, 1998 pursuant to which TCI transferred to us the Contributed TCI Systems, together with indebtedness in the amount of approximately $708.9 million. The Contributed TCI Systems served approximately 416,000 basic subscribers in small- and medium-sized communities which were mainly located next to the Existing Bresnan System. The amount of indebtedness contributed to us was based on, among other things, capital expenditures made prior to the consummation of the TCI Transactions, working capital adjustments and adjustments in respect of acquisitions and dispositions that occurred prior to the consummation of the TCI Transactions (such indebtedness, as adjusted, the

"Assumed TCI Debt"). In addition, Blackstone contributed approximately $136.5 million in cash in connection with the TCI Transactions (the "Cash Contribution"). We repaid our existing indebtedness and the Assumed TCI Debt with the net proceeds received from the private offering of the Outstanding Notes, the Cash Contribution and borrowings under the new credit facility (the "New Credit Facility") of our subsidiary, BTC (together with the private offering of the Outstanding Notes,"Financings"). TCI, Blackstone, and William J. Bresnan, collectively with our management, indirectly beneficially own approximately 50.0%, 39.8% and 10.2%, respectively, of our outstanding equity interests.

      The following table sets forth certain of our financial, operating and technical data as of December 31, 1998 after giving effect to the TCI Transactions. The following table does not reflect the impact of certain acquisitions and dispositions of assets that were closed or are expected to be closed after December 31, 1998. See "--Recent Events." After giving effect to such acquisitions and dispositions, our systems would have passed approximately 967,000 homes and served approximately 652,000 basic subscribers.

                                                                                     As of and for the Year
                                                                                   Ended December 31, 1998(a)
                                                                    (dollars in thousands, except for per subscriber data)
                                                                     ----------------------------------------------------
                                                                          Existing      Contributed
                                                                          Bresnan           TCI
                                                                          Systems          Systems           Total
                                                                        -----------      -----------      -----------
Revenue ...........................................................     $    90,836      $   171,128      $   261,964
Average monthly total revenue per average basic subscriber(b) .....     $     34.77      $     34.52      $     34.61
Homes passed ......................................................         298,171          603,621          901,792
Basic subscribers .................................................         201,468          416,399          617,867
Basic penetration .................................................            67.6%            69.0%            68.5%
Premium units .....................................................          89,269          154,232          243,501
Pay-to-basic ratio(c) .............................................            44.3%            37.0%            39.4%
Percentage of basic subscribers served by 550 MHZ plant or greater             83.5%            50.6%            61.3%

----------

(a) Represents the historical combined financial, operating and technical data of the Existing Bresnan Systems and the Contributed TCI Systems as of and for the year ended December 31, 1998. The table does not include financial, operating and technical data for any acquisition of assets that is expected to close after December 31, 1998 other than the Recent Acquisitions and Disposition. For information regarding such acquisitions and dispositions, see "--Recent Events."

(b) Represents average monthly total revenue for the year ended December 31, 1998 divided by the number of average basic subscribers for the period..

(c) Pay-to-basic ratio measures premium units as a percentage of basic subscribers.

                                  Recent Events

Recent Acquisitions and Disposition

      In January 1999, we acquired cable television systems that, as of December 31, 1998, served approximately 21,900 basic subscribers in Michigan for approximately $42.0 million (the "Michigan Acquisition"). In March 1999, we also acquired cable television systems that, as of December 31, 1998, served approximately 14,800 basic subscribers in Minnesota for approximately $27.0 million (the "Minnesota Acquisition," and together with the Michigan Acquisition, the "Acquisitions").

      In February 1999, we disposed of cable television systems that, as of December 31, 1998, served approximately 2,800 basic subscribers in Michigan for approximately $4.4 million (the "Disposition"). The Acquisitions and the Disposition are collectively referred to herein as the "Recent Acquisitions and Disposition."

      As of December 31, 1998, after giving pro forma effect to the completion of the Recent Acquisitions and Disposition, the number of basic subscribers served by us would increase by 34,000 from approximately 618,000 to approximately 652,000.

      We have evaluated and we expect to continue to evaluate possible strategic acquisitions and dispositions of related businesses and assets on an ongoing basis and at any given time we may be engaged in discussions or negotiations or enter into agreements with respect thereto.

Proposed Joint Venture with AT&T

      In December 1998, the Parent, on our behalf, entered into a letter of intent with AT&T to form a joint venture (the "Joint Venture"), the business of which would be to provide local or any-distance communications services (other than mobile wireless services, video entertainment services and high-speed Internet services) to residential consumers and certain small business customers under the "AT&T" brand name over our cable infrastructure. The Joint Venture would have the exclusive right to use our cable infrastructure for such services and would have access to wholesale bulk long distance services and certain other network services from AT&T. We expect to purchase between 35% and 49% of the equity of the Joint Venture on terms to be negotiated. AT&T would have majority representation on the Board of Directors of the Joint Venture, appoint all officers of the Joint Venture and manage the day-to-day operations of the Joint Venture. The Joint Venture would have a 15-year term with one five-year extension at AT&T's sole election.

      Under the terms of the letter of intent, we would be responsible for paying all of the capital expenditures associated with upgrading our infrastructure and operational support systems to meet AT&T's telephone certification requirements. We estimate that we would need to spend approximately $4.0 million in excess of our planned capital expenditures to meet the telephone certification requirements. In addition, in the event operating cash flow from the Joint Venture is insufficient to satisfy ongoing operating and capital expenditures, each of the parties would be required to provide funds for the insufficiency on a pro rata basis.

      We would be entitled to receive an initial connectivity payment when any cable television system covering a specified number of households passed meets certain specified standards. In addition, the documentation relating to the Joint Venture would provide that we would be entitled to agreed-upon minimum payments in the event certain penetration levels are not met and certain revenue sharing mechanisms once certain revenue targets are met.

      Formation of the Joint Venture is subject to certain conditions precedent, including the execution of definitive documentation. We cannot predict if or when such conditions would be met. See "Risk Factors--Risks Associated with Offering Telecommunications Services."

                                  Organization

      The following chart illustrates in summary form the organizational structure of the Company and certain related entities.

                               [GRAPHIC OMITTED]

----------

(a) BCI (USA), LLC is an affiliate of William J. Bresnan. For additional information regarding the ownership of BCI (USA), LLC, see "Principal Partners."

(b) The combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes, presented elsewhere in this Prospectus are the combination of the financial statements of the Parent and the Contributed TCI Systems. Prior to consummating the TCI Transactions, the Parent and the owners of the Contributed TCI Systems were under the common ownership and control of TCI. Based on such common ownership and control, the financial statements are presented at historical cost on a combined basis.

                   Summary of the Terms of the Exchange Offer

Outstanding Notes          $170.0 million aggregate principal amount of 8%
                           Senior Notes due 2009, Series A, which were issued on February 2, 1999 (the "Senior Notes").

                           $275.0 million aggregate principal amount at maturity (approximately $175.0 million gross proceeds) of 9 1/4% Senior Discount Notes due 2009, Series A, which were issued on February 2, 1999 (the "Senior Discount Notes", and together with the Senior Notes, the "Outstanding Notes").

Exchange Notes             $170.0 million aggregate principal amount of 8%
                           Senior Notes due 2009, Series B that we are offering hereby (the "Exchange Senior Notes").

                           $275.0 million aggregate principal amount at maturity of 9 1/4% Senior Discount Notes due 2009, Series B that we are offering hereby (the "Exchange Senior Discount Notes", and together with the Exchange Senior Notes, the "Exchange Notes"). The Outstanding Notes and the Exchange Notes are referred to collectively as the "Notes."

The Exchange Offer         We are offering to exchange $1,000 principal amount
                           of Exchange Notes for each $1,000 principal amount of Outstanding Notes (the "Exchange Offer"). Outstanding
                           Notes may only be exchanged in $1,000 principal amount increments. In order to be exchanged, an Outstanding Note must be properly tendered and accepted. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged.

Resales Based on an interpretation by the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer Exchange Notes issued pursuant to the Exchange Offer without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided, however, there are exceptions to this general statement. You may not freely transfer the Exchange Notes if:

                           o you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act of 1933;

                           o you are a broker-dealer who acquired the Outstanding Notes directly from us without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933;

                           o you did not acquire the Exchange Notes in the ordinary course of your business; or

                           o you have engaged in, intend to engage in, or have an arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

                           Any holder subject to any of the exceptions above and each participating broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer in exchange for Outstanding Notes that were acquired as a result of market-making, must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with the resale of the Exchange Notes.

                           If our belief is inaccurate and you transfer any Exchange Note issued to you in the Exchange Offer without delivering a prospectus meeting the requirements of the Exchange Securities Act of 1933 or without an exemption from registration of your Exchange Notes from such requirements, you may incur liability under the Securities Act of 1933. We do not assume or indemnify you against any such liability.

Expiration of Exchange     5:00 p.m., New York City time, on , 1999, unless we
  Offer                    extend the exchange offer, in which case the term
                           "expiration date" means the latest date and time to which the Exchange Offer is extended.

Interest on the Exchange   Each Exchange Senior Note will bear interest from
  Senior Notes and the     February 2, 1999. If your Senior Notes are accepted
  Senior Notes             for exchange, you will not receive accrued interest
                           on the Senior Notes, and will be deemed to have waived the right to receive any interest on the Senior Notes from and after February 2, 1999.

Interest on the Exchange   Each Exchange Senior Discount Note
  Senior Discount Notes
  and Original Issue       o  will be issued at a discount to its aggregate
  Discount on the Senior      principal amount at maturity;
  Discount Notes
                           o  will not accrue interest prior to February 1,
                              2004, unless we elect to accrue interest on or after February 1, 2002; and

                           o on or after August 1, 2004, will pay interest at the rate of 9 1/4% per year on February 1 and August 1 of each year.

Conditions to the          The Exchange Offer is subject to certain customary
  Exchange Offer           conditions, which we may waive. See "The Exchange
                           Offer -- Conditions."

Procedures for Tendering   If you wish to accept the Exchange Offer, you must
                           complete, sign and date the accompanying letter of transmittal in accordance with its instructions and deliver the letter of transmittal, together with the Outstanding Notes and any other required documentation, to the exchange agent at the address set forth in the letter of transmittal.

                           If you hold Outstanding Notes through The Depository Trust Company and wish to accept the Exchange Offer, you must do so pursuant to The Depository Trust Company's Automated Tender Offer Program, by which you will agree to be bound by the letter of transmittal.

                           By executing the letter of transmittal, each holder will represent to us that, among other things, (1) the Exchange Notes are being obtained in the ordinary course of business of the person receiving such Exchange Notes whether or not such person is the holder, (2) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (3) neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act of 1933, of the Company.

Special Procedures for     If you are a beneficial owner whose Outstanding Notes
  Beneficial Owners        are registered in the name of a broker, dealer,
                           commercial bank, trust company or other nominee and you wish to tender in the Exchange Offer, you should contact the person in whose name your Outstanding
                           Notes are registered promptly and instruct the person to tender on your behalf. If you wish to tender in the Exchange Offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in your name or obtain a properly completed bond power from the person in whose name your Outstanding Notes are registered. The transfer of registered ownership may take considerable time.

Guaranteed Delivery        If you wish to tender your Outstanding Notes in the
  Procedures               Exchange Offer and your Outstanding Notes are not
                           immediately available or you cannot deliver your Outstanding Notes, the letter of transmittal or any other required documents or you cannot comply with the procedures for book-entry transfer prior to the expiration date, you may tender your Outstanding
                           Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed
                           Delivery Procedures."

Withdrawal Rights          Tenders may be withdrawn at any time prior to 5:00
                           p.m., New York City time, on the expiration date pursuant to the procedures described under "The
                           Exchange Offer--Withdrawal of Tenders."

Acceptance of Outstanding  We will accept for exchange any and all Outstanding
  Notes and Delivery of    Notes that are properly tendered in the Exchange
  Exchange Notes           Offer prior to the expiration date. The Exchange
                           Notes issued pursuant to the Exchange Offer will be delivered promptly after the expiration date. See
                           "The Exchange Offer --Terms of the Exchange Offer."

Certain U.S. Federal       We believe with respect to the exchange of
  Income Tax Consequences  Outstanding Notes for Exchange Notes:

                           o the exchange should not constitute a taxable exchange for U.S. federal income tax purposes;

                           o you should not recognize gain or loss upon receipt of the Exchange Notes; and

                           o you must include interest on the Exchange Notes in gross income to the same extent as the Outstanding Notes.

Registration Rights
  Agreement                In connection with the sale of the Outstanding Notes,
                           we entered into a registration rights agreement with the initial purchasers of the Outstanding Notes which grant the holders of the Outstanding Notes certain exchange and registration rights. As a result of the making of this Exchange Offer, we will have fulfilled certain of our obligations under the registration rights agreement. If you do not tender your Outstanding Notes in the

                           Exchange Offer, you will not have any further registration rights under the registration rights agreement or otherwise, unless you were not eligible to participate in the Exchange Offer. See "The Exchange Offer--General." In such event, you will continue to hold the untendered Outstanding Notes and will be entitled to all the rights and subject to all the limitations applicable to the Outstanding Notes under the indenture governing the notes, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Outstanding Notes will continue to be subject to restrictions on transfer under the Securities Act of 1933.

Exchange Agent             State Street Bank and Trust Company is serving as our
                           exchange agent in connection with the Exchange Offer.

                    Summary Description of the Exchange Notes

      The form and terms of the Exchange Notes will be substantially the same as the form and terms of the Original Notes except that:

      (i) the Exchange Notes have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting the transfer thereof; and

      (ii) the holders of the Exchange Notes, except for limited instances, will not be entitled to further registration rights under the registration rights agreement.

      The Exchange Notes will evidence the same debt as the Original Notes and will be entitled to the benefit of the indenture under which the Original Notes were issued.

Notes Offered              $170.0 million aggregate principal amount of 8%
                           Senior Notes due 2009.

                           $275.0 million aggregate principal amount at maturity of 9 1/4% Senior Discount Notes due 2009.

Maturity Date              The Exchange Notes will mature on February 1, 2009.

Interest We will pay interest on the Exchange Senior Notes at the rate of 8% per year on February 1 and August 1 of each year, beginning on August 1, 1999.

                           The Exchange Senior Discount Notes will be issued at a discount to their aggregate principal amount at maturity. For a discussion of U.S. federal income tax treatment of the Exchange Senior Discount Notes under the original issue discount rules, please refer to the section of this Prospectus entitled "Certain Federal Tax Considerations." The Exchange Senior Discount Notes will accrete at a rate of 9 1/4% per year to an aggregate principal amount of $275.0 million by February 1, 2004. The Exchange Senior Discount Notes will not accrue interest prior to February 1, 2004, unless we elect to accrue interest on or after February 1, 2002. On and after August 1, 2004, we will pay interest on the Exchange Senior Discount Notes at the rate of 9 1/4% per year on February 1 and August 1 of each year.

Ranking Your right to payment under the Exchange Notes will rank equally with the right to payment of our future unsecured and unsubordinated debt holders. Bresnan Communications Group LLC is a holding company and conducts all of its operations through its subsidiaries. Bresnan Capital Corporation has no, and the terms of the indenture governing the Notes prohibit it from having any, obligations other than the Notes. If we default, your right to payment under the Exchange Notes will be structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries other than Bresnan Capital Corporation. After giving effect to the TCI Transactions and the Financings, as of December 31, 1998, all of our outstanding liabilities, other than the Notes, would have been incurred by our subsidiaries and would have totaled approximately $540.1 million, including approximately $511.8 million of indebtedness, all of which would have been structurally senior to the Exchange Notes.

Sinking Fund               None.

Optional Redemption        We may not redeem the Exchange Notes prior to
                           February 1, 2004 except as set forth below. After
                           February 1, 2004, we may, at our option, redeem the Exchange Notes, in whole or in part, at any time prior to maturity at the redemption prices set forth under "Description of Notes--Optional Redemption."

                           In addition, at any time on or prior to February 1, 2002, we may redeem up to 35% of the aggregate principal amount of the Exchange Senior Notes and/or 35% of the aggregate principal amount at maturity of the Exchange Senior Discount Notes with the net cash proceeds of certain equity offerings at a redemption price of 108.000% of the aggregate principal amount of the Exchange Senior Notes or 109.250% of the accreted value of the Exchange Senior Discount Notes, as applicable, in each case, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of the Exchange Senior Notes and 65% of the aggregate principal amount at maturity of the Exchange Senior Discount Notes, as applicable, remain outstanding immediately after any redemption. See "Description of Notes--Optional Redemption."

Change of Control          Upon a change of control under the indenture
                           governing the Exchange Notes, you will have the right to require us to repurchase all or a portion of your Exchange Notes at a price equal to 101% of the principal amount or accreted value thereof, as applicable, in each case, plus accrued and unpaid interest, if any, to the date of repurchase. See
                           "Description of Notes--Purchase at the Option of Holders Upon a Change of Control."

Certain Covenants          The indenture governing the Exchange Notes will limit
                           our ability and the ability of our restricted subsidiaries to, among other things,

                           o  incur additional indebtedness,

                           o  make certain restricted payments,

                           o  create certain liens,

                           o in the case of our restricted subsidiaries, create or permit to exist dividend or payment restrictions with respect to us,

                           o in the case of our restricted subsidiaries, guarantee indebtedness,

                           o  consolidate, merge or transfer all or
                              substantially all of our assets or the assets of our subsidiaries on a consolidated basis,

                           o  sell assets, and

                           o  transact business with our affiliates.

                           All of these limitations will be subject to a number of important qualifications. See "Description of Notes--Certain Covenants."

Exchange Offer;
  Registration Rights      To remove the transferability restrictions on the
                           Outstanding Notes, we have agreed:

                           o to file the registration statement of which this Prospectus is a part with the Securities and Exchange Commission ("the Commission") to exchange the Outstanding Notes for the Exchange Notes within 120 days after the original issuance of the Outstanding Notes (the "Original Issue Date");

                           o to cause the registration statement to be declared effective by the Commission within 180 days after the Original Issue Date; and

                           o to consummate the Exchange Offer no later than the 30th business day after the registration statement is declared effective.

                           If the Exchange Offer is not permitted by applicable law or Commission policy, or a holder is not otherwise able to exchange its Outstanding Notes for certain reasons, we will file with the Commission, subject to our receipt of certain information, a shelf registration statement to register restricted Outstanding Notes for public resale. We will seek to have any shelf-registration statement declared effective by the Commission relating to the resale of the Notes (the "Shelf Registration Statement"). In such case, we will also use our reasonable best efforts to keep the Shelf Registration Statement effective until the earlier of two years after the Original Issue Date or the date on which all applicable Notes have been sold thereunder.

                           If we default on our registration obligations, we will be obligated to pay certain Special Interest (as defined) to the holders of the Notes. See "The Exchange Offer--Registration Defaults; Special Interest."

Use of Proceeds            We will not receive any cash proceeds from the
                           Exchange Offer. See "Use of Proceeds."

                                  Risk Factors

      You should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in the Exchange Notes.

                  Summary Combined Financial and Operating Data

               (dollars in thousands, except per subscriber data)

      The summary combined financial data as of and for the three years ended December 31, 1998 set forth below have been derived from the audited combined financial statements of Bresnan Communications Group Systems (a combination of the financial statements of the Parent and the Contributed TCI Systems), the predecessor to the Company for accounting and financial reporting purposes. Prior to consummating the TCI Transactions, the Parent and the owners of the Contributed TCI Systems were under the common ownership and control of TCI. Based on such common ownership and control, the financial data are presented at historical cost on a combined basis. See "Use of Proceeds." The pro forma combined financial data for the year ended December 31, 1998 set forth below have been derived from the unaudited pro forma combined financial data of the Company contained in this Prospectus under the caption "Unaudited Pro Forma Combined Financial Data." The data set forth below are qualified in their entirety by, and should be read in conjunction with, the historical combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes, and the related notes thereto, "Risk Factors--The TCI Transactions," "Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                              Year Ended December 31,
                                                ------------------------------------------------------
                                                                                             Pro Forma
                                                   1996           1997          1998           1998(a)
                                                ---------      ---------      ---------      ---------
Statement of Operations Data:
Revenue                                         $ 216,609      $ 247,108      $ 261,964      $ 261,964
Operating costs and expenses:
   Programming                                     46,087         53,857         63,686         62,687
   Operating                                       31,405         31,906         28,496         28,496

   Selling, general and administrative             52,485         50,572         58,568         55,913
   Depreciation and amortization                   50,908         53,249         54,308         54,308
                                                ---------      ---------      ---------      ---------
Total operating costs and expenses                180,885        189,584        205,058        201,404
                                                ---------      ---------      ---------      ---------
Operating income                                   35,724         57,524         56,906         60,560
Other income (expense) (b):
   Interest--related party                         (1,859)        (1,892)        (1,872)            --
   Interest--other                                (13,173)       (16,823)       (16,424)       (72,650)
   Gain on sale of cable television systems            --             --         27,027         27,027
   Other, net                                        (844)          (978)          (273)          (273)
                                                ---------      ---------      ---------      ---------
      Total other income (expense)                (15,876)       (19,693)         8,458        (45,896)
                                                ---------      ---------      ---------      ---------
Net earnings                                    $  19,848      $  37,831      $  65,364      $  14,664
                                                =========      =========      =========      =========

                                                                                   Year Ended December 31,
                                                                   ------------------------------------------------------
                                                                                                                Pro Forma
                                                                      1996           1997          1998          1998(a)
                                                                   ---------      ---------      ---------      ---------
Financial Ratios and Other Data:
EBITDA(c)                                                          $  86,632      $ 110,773      $ 111,214      $ 114,868
Capital expenditures                                                  78,248         33,875         58,601             --
Ratio of total debt to EBITDA(d)                                                                                      7.5
Ratio of earnings to fixed charges(e)                                   2.1x           2.9x           4.4x           1.2x
Average monthly total revenue per average basic subscriber(f)      $   30.95      $   33.16      $   34.61      $   34.61

Cash Flow Data:
Net cash provided by operations                                       79,143         92,548        102,361             --
Net cash used in investing                                           (78,335)       (34,103)       (72,276)            --
Net cash used in financing                                            (3,100)       (54,741)       (25,406)            --

Summary Operating Data (end of period):
Homes passed                                                         847,364        914,182        901,792        901,792
Basic subscribers                                                    584,807        620,862        617,867        617,867
Basic penetration                                                       69.0%          67.9%          68.5%          68.5%
Premium units                                                        295,727        262,900        243,501        243,501
Pay-to-basic ratio(g)                                                   50.6%          42.3%          39.4%          39.4%

Balance Sheet Data (end of period):
Total assets                                                       $ 596,047      $ 617,198      $ 664,436      $ 679,369
Total debt                                                           207,234        214,170        232,617        856,868
Parents' investment/member's equity                                  347,188        359,098        381,748       (205,735)

(a) The unaudited pro forma combined financial data for the year ended December 31, 1998 give pro forma effect to the TCI Transactions and the Financings as if such transactions had occurred on January 1, 1998, but do not give pro forma effect to certain acquisitions and dispositions of assets that were closed or are expected to be closed after December 31, 1998. See "--Recent Events."

(b) The historical combined financial data do not include any indebtedness or related interest expense in respect of the Contributed TCI Systems. Pro forma financial data for the year ended December 31, 1998 give pro forma effect to interest expense as if the TCI Transactions and Financings had occurred on January 1, 1998.

(c) EBITDA represents operating income before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP, or as a measure of a company's operating performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(d) The ratio of total debt to EBITDA was calculated by dividing pro forma total debt by pro forma EBITDA for the year ended December 31, 1998. The historical combined financial statements of the Bresnan Communications Group Systems appearing elsewhere in this Prospectus do not reflect the Assumed TCI Debt assumed pursuant to the terms of the Contribution Agreement and repaid with the net proceeds of the Cash Contribution and the Financings. The pro forma effect of the Assumed TCI Debt is reflected in the unaudited pro forma combined financial data appearing elsewhere in this Prospectus.

(e) For purposes of this calculation, "earnings" is defined as earnings before fixed charges. Fixed charges represent interest paid or accrued on indebtedness, the amortization of deferred financing costs and the portion of rents deemed representative of the interest factor. The historical combined financial statements of Bresnan Communications Group Systems, the predecessor of the Company for accounting and financial reporting purposes, appearing elsewhere in this Prospectus do not reflect the Assumed TCI Debt assumed pursuant to the terms of the Contribution Agreement and repaid with the net proceeds of the Cash Contributions and the Financings. The pro forma effect of the Assumed TCI Debt is reflected in the unaudited pro forma combined financial data appearing elsewhere in this Prospectus. In addition had the pro forma combined financial statement of operations been prepared excluding the gain on sale of cable television systems, the Company would have had a deficiency of earnings available to cover fixed charges of $12.4 million.

(f) Represents average monthly total revenue for the periods indicated divided by the number of average basic subscribers in each period.

(g) Pay-to-basic ratio measures premium units as a percentage of basic subscribers.

                                  RISK FACTORS

      An investment in the Exchange Notes involves a high degree of risk. You should carefully consider the risk factors set forth below, as well as the other information appearing elsewhere in this prospectus, before making an investment in the Exchange Notes. This prospectus includes "forward-looking statements" including, in particular, the statements about the Company's plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, such plans, intentions or expectations may not be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to the Company or persons acting on our behalf are expressly qualified in their entirety by the following cautionary statements.

Substantial Leverage and Deficit in Member's Equity--Our substantial indebtedness and deficit in member's equity could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.

      We have a significant amount of indebtedness and the carrying value of our liabilities exceeds the carrying value of our assets by a substantial amount. The following chart shows certain important credit statistics and is presented assuming that the TCI Transactions and the Financings were completed as of the dates or at the beginning of the periods specified below and applied the proceeds as intended:

                                                                  Pro Forma
                                                              As of December 31,
                                                                     1998
                                                                     ----
                                                                (in millions)
Total indebtedness ......................................         $  856.9
Member's equity (deficit) ...............................         $ (205.7)

                                                                  Pro Forma
                                                              For the Year Ended
                                                                 December 31,
                                                                     1998
                                                                     ----
Ratio of earnings to fixed charges .....................             1.2x

      In addition, after completion of the Recent Acquisitions and Disposition, our pro forma total indebtedness would have increased by $14.6 million as of December 31, 1998 and our pro forma ratio of earnings to fixed charges would have been 1.2 for the year ended December 31, 1998. See "Prospectus Summary--Recent Events." In addition had the pro forma combined statement of operations been prepared excluding the gain on sale of cable television systems, the Company would have a deficiency of earnings available to cover fixed charges of $12.4 million.

      Our substantial indebtedness and deficit in member's equity could have important consequences to you. For example, it could:

      o make it more difficult for us to satisfy our obligations with respect to the Notes;

      o increase our vulnerability to general adverse economic and telecommunications industry conditions, including interest rate fluctuations;

      o limit our ability to obtain necessary financing to fund future working capital requirements, capital expenditures, acquisitions of additional systems, debt service and other general corporate requirements;

      o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including the Notes and the New Credit Facility, thereby reducing the availability of our cash flow to fund working capital requirements, capital expenditures, acquisitions of additional systems, and other general corporate requirements;

      o limit our flexibility in planning for, or reacting to, changes in our business and the telecommunications industry;

      o place us at a competitive disadvantage compared to our competitors that have less debt or whose liabilities do not exceed their assets; and

      o limit, along with the financial and other restrictive covenants in our indebtedness, including the Notes and the New Credit Facility, among other things, our ability to borrow additional funds. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

      See "--Risks Associated with the Restrictions Imposed by the New Credit Facility," "Description of the New Credit Facility" and "Description of Notes."

Additional Borrowings Available--Despite current indebtedness levels, we may still be able to incur substantially more indebtedness. This could exacerbate the risks described above.

      We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Notes do not fully prohibit us from doing so. Further, the indenture allows for the incurrence of all such indebtedness at our subsidiaries, all of which would be structurally senior to the Notes. In addition, as of December 31, 1998, BTC would have been permitted to borrow additionally up to approximately $ 138.2 million under the New Credit Facility, subject to the covenants contained therein, after giving effect to the TCI Transactions and the Financings. All of those borrowings would be structurally senior to the Notes. We expect to continue to borrow funds under the New Credit Facility. Furthermore, the New Credit Facility provides BTC with the right to request that the lenders thereunder lend it up to an additional $200.0 million, subject to the terms and conditions contained therein. If new indebtedness is added to our current indebtedness levels, the related risks that we and you now face could intensify.

      See "Capitalization," "Selected Combined Financial and Operating Data," "Description of the New Credit Facility" and "Description of Notes--Certain Covenants."

Risks of Significant Cash Requirements--To service our indebtedness and grow our business, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our indebtedness, including the Notes and the New Credit Facility, which has a maturity date prior to that of the Notes, and to fund planned capital expenditures will depend on our ability to generate cash and secure financings in the future. Our ability to do this, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our New Credit Facility, subject to the covenants contained therein, will be adequate to meet our liquidity needs for the foreseeable future.

      Our business may not generate sufficient cash flow from operations. In addition, future borrowings may not be available to us under the New Credit Facility or other sources of financing in an amount sufficient to enable us to service our indebtedness, including the Notes and the New Credit Facility, to grow our business or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Notes and the New Credit Facility, on or before maturity. We may not be able to refinance any of our indebtedness, including the Notes and the New Credit Facility, on commercially reasonable terms or at all.

      See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Net Losses--We have a history of net losses and expect to continue to experience net losses.

      The Existing Bresnan Systems sustained net losses in each of the years in the four-year period ended December 31, 1997. For the year ended December 31, 1998, the Existing Bresnan Systems recorded net income of $18.8 million after recognizing a gain of $27.0 million on the sale of certain cable systems. Without the recognition of this gain in 1998, the loss for such period would have been $8.2 million. As part of the TCI Transactions, we have assumed and repaid the Assumed TCI Debt. The combined historical financial information of Bresnan Communications Group Systems, predecessor to the Company for accounting and financial reporting purposes, presented elsewhere in this prospectus does not include such assumed indebtedness on the balance sheet or the effect such indebtedness would have had on our results of operations.

      See "The TCI Transactions," "Use of Proceeds" and "Unaudited Pro Forma Combined Financial Data."

Lenders May Block Distributions--If we are in default under our New Credit Facility, our lenders could prevent us from being able to make payments to the holders of the Notes.

      As described below, we must rely on dividends and distributions from our subsidiaries to pay interest on the Notes, to pay principal amounts when due and to purchase Notes tendered to our Company upon, under certain circumstances, asset dispositions or upon a change of control as defined in the indenture governing the Notes. The New Credit Facility limits the amount of dividends and other distributions BTC will be able to pay or make to us. Furthermore, no dividends or distributions are allowed at any time that BTC is in violation of any of the covenants or representations therein, which include maintenance covenants (e.g., senior leverage ratio, total leverage ratio, maximum capital expenditures and operating cash flow to interest expense ratio). For so long as a default under the New Credit Facility continues, payments on the Notes may only be made with the consent of the lenders under the New Credit Facility. There is no limit on how long this prohibition on dividends and distributions, and hence payments on the Notes, may continue and the lenders are not required to accelerate the maturity of the loans or consent to the making of payments on the Notes. Accordingly, if requested, the lenders may not consent.

      See "--Risks Associated with the Restrictions Imposed by the New Credit Facility," "-- Subordination/Holding Company Structure" and "Description of the New Credit Facility."

Risks Associated with the Restrictions Imposed by the New Credit Facility--Our New Credit Facility imposes significant restrictions on us.

      The New Credit Facility contains a number of significant covenants that, among other things, restrict the ability of BTC and its subsidiaries to:

      o pay dividends or make distributions to the Company, including distributions necessary to make payments on the Notes;

      o     pledge assets;

      o     dispose of assets or merge;

      o     incur indebtedness;

      o     repurchase or redeem equity interests and indebtedness;

      o     create liens;

      o     make certain capital expenditures;

      o     make certain investments or acquisitions;

      o     provide guarantees;

      o     enter into leases; and

      o     enter into affiliate transactions.

      In addition, the New Credit Facility contains, among other covenants, requirements that we maintain specified financial ratios. The New Credit Facility also restricts BCG's ability to incur additional indebtedness. Our ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants will result in a default under the New Credit Facility. In addition, our ownership interest in BTC is pledged under the New Credit Facility and our subsidiaries guarantee the indebtedness under such facility.

      In the event of any default, our lenders could elect to declare all amounts borrowed under the New Credit Facility, together with accrued interest and other fees, to be due and payable and could prevent the distribution of funds by BTC to BCG. If the amounts outstanding under the New Credit Facility were to be accelerated, thereby causing an acceleration of amounts outstanding under the Notes, we may not be able to repay such amounts and the Notes.

      The New Credit Facility provides that certain changes in the indirect ownership interests in BTC of TCI or Blackstone would constitute an event of default thereunder. As a result, the lenders under the New Credit Facility may have the right to accelerate the loans thereunder. A change of control under the New Credit Facility may not constitute a change of control under the indenture governing the Notes for which we would be required to make an offer to purchase the Notes. See "Description of Notes--Purchase at the Option of Holders Upon a Change of Control."

      See "Description of the New Credit Facility."

Subordination/Holding Company Structure--The Notes are the obligations of a holding company which has no operations and depends on its subsidiaries for cash.

      The Notes are the obligations of BCG, which is a holding company. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depends upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to the holding company in the form of loans, dividends or otherwise. The subsidiaries are not obligated to make funds available to the holding company for payment on the Notes or otherwise. In addition, our subsidiaries' ability to make any payments will depend on their earnings, the terms of their indebtedness, including the New Credit Facility, business and tax considerations and legal restrictions. The New Credit Facility limits our subsidiaries' ability to make funds available to BCG, the holding company.

      The Notes will effectively rank junior to all liabilities of our subsidiaries, including the New Credit Facility. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of these liabilities, our subsidiaries may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In addition, our ownership interest in BTC is pledged under the New Credit Facility and our subsidiaries guarantee the indebtedness under such facility. After giving effect to the TCI Transactions and the Financings, as of December 31, 1998, our subsidiaries would have had approximately $540.1 million of outstanding liabilities, including $511.8 million of indebtedness. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, after giving effect to the TCI Transactions and the Financings and assuming that we have completed the Recent Acquisitions and Disposition, as of December 31, 1998, our subsidiaries would have had approximately $554.7 million of outstanding liabilities, including $526.5 million of indebtedness. The indenture governing the Notes will permit us to incur additional indebtedness, including secured indebtedness, under certain circumstances, all of which may be incurred by our subsidiaries. All of the indebtedness of the Company, other than the Notes, is structurally senior to the Notes and our indebtedness and other liabilities exceed our assets by $205.7 million.

      See "--Additional Borrowings Available," "--Lenders May Block Distributions" and "--Risks Associated with the Restrictions Imposed by the New Credit Facility."

Risks Associated with Integrating New Systems--We may not have the ability to integrate the new systems and basic subscribers obtained in connection with the TCI Transactions.

      We own and operate cable television systems serving approximately 618,000 basic subscribers, as compared to approximately 201,000 basic subscribers previously served by the Existing Bresnan Systems. The integration of these new cable television systems and basic subscribers will place significant demands on our management and our operational, financial and marketing resources. Our current operating and financial systems and controls may not be adequate and any steps taken to improve these systems and controls may not be sufficient. Our failure to successfully integrate and manage the new systems may have a material adverse effect on our business, financial condition and results of operations.

Risks of Growth Strategy--If we are unsuccessful in implementing our growth strategy we may be unable to fulfill our obligations under the Notes.

      We have evaluated and we expect to continue to evaluate possible strategic acquisitions and dispositions of related businesses and assets, some of which may be significant, on an ongoing basis and at any given time we may be engaged in discussions or negotiations or enter into agreements with respect thereto.

      We expect that a substantial portion of any of our future growth will be achieved through the provision of new and enhanced services and through acquisitions and joint ventures. We may not be able to offer successfully new and enhanced services and such new and enhanced services may not generate additional cash flows.

      In addition, acquisitions are subject to certain material contingencies, including approval by the Federal Communications Commission (the "FCC") of transfers and assignments of certain licenses and, in most instances, approval by each municipality or franchising authority of the transfer of the franchises issued by it. We may not be able to obtain the required approvals to complete any future acquisitions and onerous conditions may be imposed in connection with obtaining any approval.

      Also, we may not be able to successfully complete acquisitions of additional cable television systems consistent with our business strategy or successfully integrate any acquired businesses into our operations. Furthermore, unexpected liabilities and contingencies associated with acquired businesses may accompany acquisitions. Our continued growth may also increase our need for qualified personnel. We may not be successful in attracting, integrating and retaining qualified personnel. Additionally, in the event that we enter into a definitive agreement with respect to any acquisition or joint venture, we may require additional financing. We may not be able to obtain additional financing for any future acquisitions or joint ventures on commercially reasonable terms or at all.

Risks Associated with Future Capital Requirements--Our capital investment program may not generate projected results and we may need to obtain additional capital to fund all planned capital expenditures. We may not be able to obtain additional capital.

      We intend to upgrade a significant portion of the Contributed TCI Systems and make other capital investments. We expect to make approximately $110.0 million in capital investments during 1999. We may not be able to fund our planned capital investments. Our ability to incur additional indebtedness is limited under the terms of our indebtedness and under certain circumstances requires the consent of two-thirds of the holders of the Parent's limited partnership interests. Moreover, successful completion of our upgrade may not allow us to compete effectively with competitors which either do not rely on cable to deliver telecommunications services into the home or have access to significantly greater amounts of capital and an existing telecommunications network. Our failure to make our planned capital expenditures could have a material adverse effect on our financial condition or results of operations and on our competitive position.

      See "--Risks Associated with Competition," "Business--Technology Overview," "Description of the Partnership Agreement," "Description of the New Credit Facility" and "Description of Notes."

Risks Associated with Competition--We operate in a very competitive business environment.

      We face competition from several sources, including:

      o alternative methods of receiving and distributing television signals, including direct broadcast satellite, multipoint multichannel distribution systems, master antenna television systems and satellite master antenna television systems;

      o     data transmission and Internet service providers; and

      o other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players.

      The FCC and Congress are expected to consider proposals to enhance the ability of direct broadcast satellite providers to gain access to additional programming and to authorize direct broadcast satellite carriers to transmit local signals to local markets on a broader basis than permitted under current law. If direct broadcast satellite providers gain permission and are able to deliver local or regional off-air signals, cable television system operators may lose a competitive advantage over direct broadcast satellite providers. Moreover, direct broadcast satellite providers are not subject to many of the regulations imposed on franchised cable operators, such as rate regulation. Direct broadcast satellite providers also have, in some cases, procured exclusive programming distribution rights. In addition, some of the Regional Bell Operating Companies, other telephone companies, public utility companies and other entities are in the process of entering our business. The Regional Bell Operating Companies, other telephone companies, public utility companies and other entities which may enter our business have significant access to capital, and several have expressed their intention to enter the multichannel video programming distribution business in addition to their existing voice and data transmission businesses. Among other things, telephone companies have an existing relationship with the households in their service areas, have substantial financial resources, and may have an existing infrastructure which may be capable of delivering cable television service. Electric utilities also have the potential to become significant competitors in the video marketplace, as many of them already possess fiber optic transmission lines in certain of the areas they serve. In the last year, several utilities have announced, commenced, or moved forward with ventures involving multichannel video programming distribution.

      Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. In addition, the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable television systems in their communities without franchises.

      As franchises are non-exclusive, other cable television companies can build their own systems and obtain franchises to operate directly in competition with us. This type of competition is called "overbuilding." We are aware of existing overbuild situations in four of our systems which service an aggregate of approximately 41,000 basic subscribers, or approximately 6% of our total basic subscribers. We cannot predict whether competition from these or future competitors or from developing and future technologies will have a material effect on us and our business and operations. Moreover, as we expand and introduce new and enhanced services, including additional telecommunications services, we will be subject to increased competition from other telecommunications providers.

      The industry in which we operate is highly competitive and we may compete against competitors with fewer regulatory burdens, greater financial and personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, Regional Bell Operating Companies and others may result in providers capable of offering cable television and other telecommunications services in direct competition with us.

      See "Business--Competition."

Increases in Programming Costs--Our programming costs are increasing.

      Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 31% of our total operating costs and expenses for the year ended December 31, 1998. In recent years the cable industry has experienced a rapid escalation in the cost of programming, in particular, sports programming. This escalation may continue and we may not be able to pass programming cost increases on to our subscribers. In addition, as we add programming to our basic and "preferred basic" tiers and reposition the Disney premium service to the "preferred basic" tier, we may face additional market constraints on our ability to pass these costs on to our subscribers.

Risks Associated with Regulation of the Cable Television Industry--Our business is subject to extensive governmental legislation and regulation. The applicable legislation and regulations and changes to them could adversely affect our business.

      The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Future changes in legislation or regulations could have an adverse impact on us and our business operations. For instance, proposals have been introduced before the FCC, local franchising authorities and state regulators to require cable operators offering high-speed Internet services using their broadband high capacity infrastructure and cable modems to allow access to their broadband capacity on an unbundled basis by other Internet service providers. While the FCC recently declined to adopt such proposals, it cannot be determined whether the FCC, local franchising authorities or state regulators will require unbundled access to cable operators' broadband capacity by other Internet service providers. Imposition of an unbundled access requirement could impede the ability of cable operators, including us, to successfully market Internet services to consumers in competition with Internet service providers and could dissuade cable operators from investing in broadband capacity. If such a requirement to open cable lines to competitors were imposed, it could adversely affect us.

      The 1992 Cable Act significantly expanded the scope of cable television regulation. In particular, pursuant to the 1992 Cable Act, the FCC adopted regulations that limit our ability to set and increase rates for our basic packages and for the provision of cable television-related equipment. Prior to March 31, 1999, our Cable Programming Service tier ("CPS") was also subject to regulations. The 1992 Cable Act permits certified local franchising authorities and the FCC to order rate reductions and refunds of previously collected rates determined to be in excess of the permitted reasonable rates. It is possible that future rate reductions or refunds of previously collected fees may be required in the future.

      The Telecommunications Act of 1996 materially altered federal, state and local laws and regulations pertaining to cable television, telecommunications and other related services. In particular, the Telecommunications Act substantially amends the Communications Act of 1934 to restrict the ability of the FCC and, in certain instances, franchising authorities, to regulate rates under the 1992 Cable Act.

      Certain provisions of the Telecommunications Act could materially affect the growth and operation of the cable television industry and the cable services we provide. Certain provisions of the legislation have substantially lessened regulatory burdens, such as the deregulation of rates for the CPS tier which occurred on March 31, 1999. However, the cable television industry is subject to additional competition as a result of the legislation. Furthermore, certain provisions of the Telecommunications Act and the FCC's implementing regulations have been, and likely will be, subject to judicial challenge, and the FCC continues to implement the Telecommunication Act in rule making proceedings. At this time, we cannot predict the outcome of such litigation or the short and long-term effect (financial or otherwise) of the Telecommunications Act and FCC rulemakings on our operations.

      See "Legislation and Regulation."

Risks Associated with Offering Telecommunications Services--As we continue to offer telecommunications services, we may be subject to additional regulatory burdens.

      As we continue to enter the business of offering wireline telecommunications services, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain such authorizations in a timely manner, if at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications carriers are subject to additional regulation, as well as higher rates for pole attachments. In particular, under the Telecommunications Act, providers of telecommunications services who cannot reach agreement with local utilities over pole attachment rates in states that do not regulate pole attachment rates will be subject to an FCC methodology for determining the rates, which rates would be higher than those paid by cable operators. The rate increases are to be phased in over a five-year period beginning on February 8, 2001. If we become subject to such regulation or higher rates, we may incur additional costs which may be material to our business.

      See "Legislation and Regulation."

Risks Associated with Loss of Favorable Programming and Equipment Supply--We could lose our current access to favorable programming service rates and equipment discounts.

      We have the right under an agreement with TCI to purchase various programming services at TCI's cost plus an administrative surcharge. In connection with the TCI Transactions, TCI has agreed to use its reasonable best efforts to make goods and services that are provided to TCI available to us following the consummation of the TCI Transactions on the same terms and conditions as they are made available to TCI, subject to certain conditions and restrictions. We could lose this beneficial treatment under certain circumstances, including in the event that TCI does not own the required interest in the Company or upon an initial public offering. TCI's ownership in the Parent falling below a required contractual ownership threshold may cause us to lose our beneficial rates, but not necessarily trigger a change of control under the indenture governing the Notes. Our management believes that the rates at which we purchase programming and equipment from TCI are significantly lower than those it could obtain independently. Loss of access to programming and equipment at such favorable rates could have a material adverse effect on our financial condition and results of operations.

      We also have access to certain technological innovations as a result of our affiliation with TCI. We may not be able to purchase programming services at these rates, receive equipment discounts or have access to certain technological innovations in the future.

      See "Business--Programming and Equipment Supply," "Certain Relationships and Related Transactions--Agreements Entered into in Connection with the Transactions" and "Description of the Partnership Agreement."

Exit Provisions--The owners of the Company may be forced to or may elect to exit the Company. In this event, among other things, we may lose our access to favorable programming and goods and services supply.

      Pursuant to the partnership agreement entered into in connection with the consummation of the TCI Transactions (the "Partnership Agreement"), Blackstone or TCI may elect to sell their interests in the Parent after five years from the date of the consummation of the TCI Transactions, which is up to approximately five years prior to the maturity of the Notes, or, in limited circumstances, cause an initial public offering after three years from the date of the consummation of the TCI Transactions. A sale by either Blackstone or TCI of their interests in the Parent or an initial public offering may have one or more of the following consequences:

      o     we may be forced to sell our business

      o William J. Bresnan and affiliates of William J. Bresnan may elect to sell their interests in the Parent

      o if either Blackstone or TCI sells to the other, William J. Bresnan and affiliates of William J. Bresnan may be forced to sell their interests in the Parent

      o we may lose our access to favorable programming and goods and services supply. See "--Risks Associated with Loss of Favorable Programming and Equipment Supply."

      In addition, William J. Bresnan and affiliates of William J. Bresnan may have the right to force TCI to purchase their interests in the Parent upon the occurrence of certain events.

      If the foregoing transactions result in a change of control under the indenture governing the Notes, we may be required to offer to repurchase all of the outstanding Notes. We may not have sufficient funds to finance a change of control offer. See "--Financing a Change of Control Offer."

      See "Description of the Partnership Agreement."

Original Issue Discount; Tax Distributions--Holders of the Exchange Senior Discount Notes will generally be required to include amounts in gross income for federal income tax purposes in advance of receiving cash and interest deductions may be disallowed to certain beneficial owners of the Company, resulting in increased Tax Distributions and reduced cash.

      The Exchange Senior Discount Notes will be issued with original issue discount ("OID") for federal income tax purposes. Consequently, holders of the Exchange Senior Discount Notes will be required to include amounts in gross income for federal income tax purposes in advance of receiving cash payments attributable to the income. In the event of our bankruptcy, an Exchange Senior Discount Note holder's claim likely will be limited to the issue price plus the accrued portion of the OID (as determined by the bankruptcy court) at the date of bankruptcy filing. Although the beneficial owners of the partners of the Parent that are affiliates of William J. Bresnan are not taxable as corporations, some of the beneficial owners of Blackstone are corporations. Pursuant to the Partnership Agreement, the Parent is obligated to make certain tax distributions to William J. Bresnan, the partners of the Parent that are affiliates of William J. Bresnan and Blackstone. Based on certain financial forecasts set forth in the Partnership Agreement, the Parent is generally required to apply certain tax allocation methods so that Blackstone is allocated no more than $50,000 of income for the first six fiscal years of the Company.

      See "Certain Federal Tax Considerations" for a more detailed discussion of the federal income tax consequences to us and to holders of the Exchange Senior Discount Notes resulting from the purchase, ownership and disposition of the Exchange Senior Discount Notes.

Dependence on Key Personnel--The loss of certain key executive officers could adversely affect the Company.

      Our operations are managed by a small number of key executive officers, including William J. Bresnan, Jeffrey S. DeMond and Michael W. Bresnan. The loss of William J. Bresnan, Jeffrey S. DeMond or Michael W. Bresnan could have a material adverse effect on our financial condition and results of operations. We have not entered into any employment agreements with or procured key man life insurance on any of our key executive officers.

Risks Associated with Potential Conflicts of Interest--Our management is also responsible for managing other cable television operations and may not be able to devote their full time to our operations.

      In addition to the Company, William J. Bresnan and TCI control a partnership with significant international cable television operations. We do not hold any equity interests in this entity and do not derive any revenue from or have any obligations to it.

      Management of the Company is performed by the officers of one of our affiliates, which is wholly owned by William J. Bresnan. These officers also perform substantial management and administrative services for the international operations described above. Consequently, there are constraints on the ability of these officers to devote all or a significant portion of their time to the Company and conflicts of interest may arise in the allocation of management and administrative services and personnel between the Company and the international operations described above. No formal procedures exist or are planned for determining whether the Company or the international operations described above will receive priority with respect to personnel requirements.

      In addition, TCI and other media and telecommunications companies in which either TCI and/or Blackstone have ownership interests are in the business of providing cable, telephony and other telecommunications services. As a result, TCI and/or Blackstone may have interests or acquire interests in the future in entities that may conflict with our interests. We have no ability to preclude TCI or Blackstone from pursuing such other interests.

      See "Certain Relationships and Related Transactions."

Financing a Change of Control Offer--We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of Notes or restrictions in the New Credit Facility or other indebtedness may not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture governing the Notes.

      See "Description of Notes--Purchase at the Option of Holders Upon a Change of Control."

Late Fee Litigation--Certain of the Contributed TCI Systems have been, and we may in the future be, named in actions relating to the imposition of late fees. These actions could adversely affect our business.

      Certain of the Contributed TCI Systems have been named in purported class actions in various jurisdictions concerning late fee charges and practices. Certain of our cable television systems charge late fees to subscribers who do not pay their cable bills on time. Plaintiffs generally allege that the late fees charged by such cable television systems are not reasonably related to the costs incurred by the cable television systems as a result of the late payments. Plaintiffs seek to require cable television systems to provide compensation for alleged excessive late fee charges for past periods. These cases are at various stages of the litigation process. Pursuant to the Contribution Agreement, the pending actions, to the extent they relate to the Contributed TCI Systems and to periods prior to the consummation of the TCI Transactions, will remain liabilities of TCI. However, we may be named in the pending actions or there may be future actions relating to late fees brought against the Company, which may have a detrimental impact on our business.

Franchises--Our non-exclusive franchises are subject to non-renewal or termination in certain circumstances.

      Cable television companies operate under franchises typically granted by local authorities which are subject to renewal and renegotiation from time to time. Our business is dependent upon the retention and renewal of its local franchises. A franchise is generally granted for a fixed term, for instance, ranging from five to 15 years, but in many cases is terminable if the franchisee fails to comply with the material provisions thereof. Our franchises typically impose conditions relating to the use and operation of the cable television system, including requirements relating to the payment of fees, system bandwidth capacity, customer service, franchise renewal and termination. The 1992 Cable Act prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises; and permits municipal authorities to operate cable television systems in their communities without franchises. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") provides, among other things, for an orderly franchise renewal process in which a franchise renewal will not be unreasonably withheld or, if renewal is denied and the franchising authority acquires ownership of the system or effects a transfer of the system to another person, the operator generally is entitled to the "fair market value" for the system covered by such franchise, but no value attributable to the franchise itself. Although we believe that we generally have good relationships with our franchise authorities, we may not be able to retain or renew such franchises and the terms of any such renewals may be on terms which are not as favorable to us as our existing franchises. The non-renewal or termination of franchises relating to a significant portion of our subscribers could have a material adverse effect on our results of operations.

Year 2000 Risk--We face risks from potential year 2000 problems.

      We have implemented enterprise-wide, comprehensive efforts to assess and remediate our computer systems and related software and equipment to ensure such systems, software and equipment recognize, process and store information in the year 2000 and thereafter. Such year 2000 remediation efforts, which encompass the Contributed TCI Systems and the Existing Bresnan Systems include an assessment of our most critical systems, such as customer service and billing systems, headends and other cable plant, business support operations, and other equipment and facilities. We are also continuing our efforts to verify the year 2000 readiness of our significant suppliers and vendors and continue to communicate with significant business partners' and affiliates to assess our partners' and affiliates' year 2000 status.

      We currently estimate the remaining costs associated with our year 2000 program to be at least $4.4 million. Our failure to address or correct a material year 2000 problem could result in an interruption or failure of certain important business operations. We believe our year 2000 program will significantly reduce risks associated with the changeover to the year 2000 and we are currently developing certain contingency plans to minimize the effect of any potential year 2000 related disruptions.

      See "Management's Discussion and Analysis of Financial Position and Results of Operations--Year 2000."

Nominal Assets--Bresnan Capital Corporation has nominal assets and no operations.

      Bresnan Capital Corporation's sole purpose is to be a co-obligor of the Notes. Bresnan Capital Corporation has nominal assets and no operations. You should not expect Bresnan Capital Corporation to pay you any amounts on the Notes.

No Prior Market--You may find it difficult to sell your notes.

      Currently, there is no public market for the Exchange Notes or the Outstanding Notes. We do not intend to apply for listing of the Notes on any securities exchange or on any automated dealer quotation system. Although the initial purchasers of the Outstanding Notes have informed us that they intend to make a market in the Notes, they are not obligated to do so and may discontinue any such market at any time without notice. In addition, such market making activity may be limited during the Exchange Offer or during an offering under a shelf registration statement should we decide to file one. As a result, we can make no assurance to you as to the development or liquidity of any market for the Notes, your ability to sell the Notes, or the price at which you may be able to sell the Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Historically, the market for securities similar to the Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that, if a market develops, it will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

Failure to Exchange Notes--If you fail to exchange your Notes or follow the procedure for tendering, your Notes will continue to be restricted.

      Issuance of Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offer will only be made following the prior satisfaction of the procedures and conditions set forth in "The Exchange Offer--Procedure for Tendering Outstanding Notes." Such procedures and conditions include timely receipt by the exchange agent (as defined) of such Outstanding Notes, and of a properly completely and duly executed letter of transmittal. Failure to Exchange Notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be restricted securities under the Securities Act of 1933 and may not be offered or sold except pursuant to any exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities law.

                              THE TCI TRANSACTIONS

      Pursuant to the terms of the Contribution Agreement, dated as of June 3, 1998, as amended, by and among Blackstone, the Parent, William J. Bresnan and certain of his affiliates (collectively, the "Bresnan Group"), TCID of Michigan, Inc., a Nevada corporation ("TCID"), and certain other affiliates of TCI (the "Contributed TCI Systems Parties"), the Contributed TCI Systems and the Assumed TCI Debt were transferred to the Parent. The amount of the Assumed TCI Debt was determined to be approximately $708.9 million pursuant to the Contribution Agreement and was adjusted based on, among other things, capital expenditures made prior to the consummation of the TCI Transactions, working capital adjustments and adjustments in respect of acquisitions and dispositions that occur prior to the consummation of the TCI Transactions. In connection with the TCI Transactions, the Contributed TCI Systems and the Assumed TCI Debt, together with the assets and liabilities of the Existing Bresnan Systems, were transferred to BCG, a wholly owned subsidiary of the Parent. BCG then contributed such assets and some or all of such liabilities to BTC, a wholly owned subsidiary of BCG. The Company repaid its existing indebtedness and the Assumed TCI Debt with the net proceeds received from the Cash Contribution and the Financings. See "Use of Proceeds."

      Since the consummation of the TCI Transactions, the Parent has been managed by BCI (USA), LLC (the "General Partner of the Parent"), an affiliate of William J. Bresnan. As a result of the TCI Transactions, the Company is operating cable television systems that serve approximately 618,000 basic subscribers in six states.

      As the sole general partner, subject to certain governance provisions set forth in the Partnership Agreement, the General Partner of the Parent is managing the business and day-to-day operations of the Company. For additional information regarding the governance and management of the Parent and the Company, see "Description of the Partnership Agreement."

      The TCI Transactions consisted of the following principal steps:

            (1) Prior to consummating the TCI Transactions, (a) each of the Contributed TCI Systems Parties contributed the assets constituting its portion of the Contributed TCI Systems and certain related obligations and liabilities to TCI Bresnan LLC, a Delaware limited liability company wholly owned by the Contributed TCI Systems Parties, and (b) the Contributed TCI Systems Parties together assigned the Assumed TCI Debt to TCI Bresnan LLC. Upon the consummation of the TCI Transactions (the "Closing"), the Contributed TCI Systems and the Assumed TCI Debt were transferred to the Parent.

            (2) Prior to consummating the TCI Transactions, the Bresnan Group contributed to the General Partner of the Parent all of the interests it holds in the Parent (the "Bresnan Group Contributed Interests"), except for a portion of the interest held by William J. Bresnan, which represents a 1% limited partnership interest in the Parent. In connection with the closing of the TCI Transactions, the General Partner of the Parent converted all of the Bresnan Group Contributed Interests to a limited partnership interest in the Parent, except that the General Partner of the Parent continues to hold that portion of its interest in the Parent that, after giving effect to the TCI Transactions, represents a 1% interest as a general partner.

            (3) At or immediately prior to the Closing, TCID converted its general partnership interest in the Parent to a limited partnership interest in the Parent.

            (4) At the Closing, Blackstone paid to the Parent, as a capital contribution, approximately $136.5 million in immediately available funds. In exchange for the capital contribution, Blackstone received an approximate 39.8% limited partnership interest in the Parent.

            (5) At the Closing, the Parent contributed all of its operating assets and liabilities to BCG, which were contributed with some or all of such liabilities to BTC. As result of these contributions, the Contributed TCI Systems and the Existing Bresnan Systems are consolidated and held by BTC.

      Blackstone owns approximately a 39.8% equity interest in the Company, TCI indirectly owns a 50.0% equity interest in the Company, and William J. Bresnan and the General Partner of the Parent collectively indirectly own approximately a 10.2% equity interest in the Company.

                                 USE OF PROCEEDS

      We will not receive any cash proceeds from the Exchange Offer. In consideration for issuing the Exchange Notes contemplated herein, we will receive Outstanding Notes in like principal amount or principal amount at maturity, as applicable. We will cancel all Outstanding Notes surrendered in exchange for the Exchange Notes. Accordingly, issuance of the Exchange Notes will not result in any change in the indebtedness of the Company.

      The net proceeds from the private offering of the Outstanding Notes were approximately $331.0 million. The following table sets forth the estimated sources and uses of funds of the TCI Transactions and the Financings as of December 31, 1998:

                                                                      Amount
                                                                   (in millions)
      Sources of Funds:
      New Credit Facility                                            $   510.3
      Senior Notes                                                       170.0
      Senior Discount Notes                                              175.0
      Blackstone contribution                                            136.5
                                                                     ---------
                                                                     $   991.8
                                                                     =========
      Uses of Funds:
      Repayment of existing debt, including accrued interest(a)      $   252.9
      Repayment of the Assumed TCI Debt(b)                               708.9
      Payment of certain fees and expenses(c)                             30.0
                                                                     ---------
                                                                     $   991.8
                                                                     =========

----------

(a) Includes repayment of the obligations under the Parent's existing credit facility (the "Old Credit Facility") in the amount of approximately $209.0 million and the promissory note in favor of TCI in the amount of approximately $42.0 million (the "TCID Note"). See "Certain Relationships and Related Transactions."

(b) The aggregate amount of the Assumed TCI Debt is subject to adjustment pursuant to the terms of the Contribution Agreement. See "Certain Relationships and Related Transactions."

(c) Includes a transaction fee equal to 1% of the ascribed value of each of TCI's, Blackstone's and the Bresnan Group's contributions to the Parent (approximately $3.4 million) and fees and expenses of each of TCI, Blackstone and the Bresnan Group paid pursuant to the terms of the Partnership Agreement. See "Certain Relationships and Related Transactions."

      The amounts outstanding under the Old Credit Facility would have become due and payable from March 31, 1999 through March 31, 2006 and bear interest at rates which, as of December 31, 1998, ranged from 6.815% to 8.0%. The TCID Note, including accrued interest, would have become due and payable on the earlier of April 30, 2001 or the first business day following the full repayment of all amounts outstanding under the Old Credit Facility and bears interest at a rate equal to the prime rate of The Toronto-Dominion Bank's New York branch which, as of December 31, 1998, was 7.75%.

      The Toronto-Dominion Bank, an affiliate of TD Securities (USA) Inc., and The Chase Manhattan Bank, an affiliate of Chase Securities Inc., were lenders under the Old Credit Facility and received approximately $37.7 million and approximately $22.4 million, respectively, from the repayment from borrowings under such facility. See "Plan of Distribution."

                               THE EXCHANGE OFFER

      The following discussion sets forth or summarizes the material terms of the Exchange Offer, including those set forth in the letter of transmittal distributed with this prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer, including the indenture and the registration rights agreement governing the Notes, which are exhibits to the exchange offer registration statement of which this prospectus is a part.

General

      In connection with the sale of the Outstanding Notes to the initial purchasers, we entered into a registration rights agreement (the "Registration Rights Agreement"), dated February 2, 1999, among the Company and Salomon Smith Barney Inc., Chase Securities Inc., Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (collectively, the "Initial Purchasers").

      The Registration Rights Agreement requires among other things, that we use our reasonable best efforts to:

      o file with the Securities and Exchange Commission (the "Commission") within 120 days after the Original Issue Date a registration statement under the Securities Act of 1933 in connection with the issue of exchange notes;

      o cause the registration statement relating to such registered exchange offer to become effective under the Securities Act of 1933 within 180 days after the Original Issue Date;

      o upon the effectiveness of such exchange offer registration statement, commence the Exchange Offer and keep the Exchange Offer open for not less than 20 days (or longer if required by applicable law); and

      o cause the Exchange Offer to be consummated within 45 days after the effective date of the Exchange Offer registration statement.

      The Exchange Offer being made hereby, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

      In addition, we agreed, pursuant to the Registration Rights Agreement, to file a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, if:

      o a change in law or applicable interpretations of the staff of the Commission do not permit us to effect the Exchange Offer;

      o for any other reason the Exchange Offer is not consummated within 210 days after the Original Issuance Date;

      o an initial purchaser of the Outstanding Notes so requests a shelf registration with respect to Outstanding Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer; or

      o any holder of Outstanding Notes (other than an initial purchaser) is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer other than by reason of such holder being an "affiliate" of the Company within the meaning of the Securities Act of 1933 (it being understood that the requirement that a broker-dealer deliver this prospectus in connection with sales of Exchange Notes shall not result in such Exchange Notes being not "freely tradeable").

      We have agreed to use our reasonable best efforts to cause such shelf registration statement to become effective under the Securities Act of 1933 as soon as practicable but in no event later than 60 days after the filing of the shelf registration statement. In addition, we agreed to use our reasonable best efforts to keep such shelf registration statement continually effective, supplemented and amended for a period of at least two years following the Original Issue Date, or such shorter period as will terminate when all Notes covered by such shelf registration statement have been sold pursuant thereto.

Registration Defaults; Special Interest

      If the registration statement related to the Exchange Offer or shelf registration statement is not timely filed or declared effective or thereafter ceases to be effective or fails to be usable for its intended purpose without being succeeded immediately by a post-effective amendment that cures such failure and is itself immediately declared effective, or if the Exchange Offer has not been consummated on or prior to the 45th day after the effective date, we have agreed to pay special interest as liquidated damages to each holder of Outstanding Notes affected thereby ("Special Interest"). Special Interest will accrue and become payable on the Notes as follows:

            (i) if (A) the registration statement related to the Exchange Offer is not filed with the Commission within 120 days following the Original Issuance Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the 60th day following the date on which the obligation to file such shelf registration statement arises, then commencing on the day after either such required filing date, Special Interest shall accrue (in addition to the stated interest on the Notes) on the principal amount or Accreted Value, as applicable, of the Notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such Special Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

            (ii) if (A) the registration statement related to the Exchange Offer is not declared effective by the Commission within 180 days following the Original Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the Commission on or prior to the 120th day following the date on which the obligation to file such shelf registration statement arises, then, commencing on the day after either such required effective date, Special Interest shall accrue (in addition to the stated interest on the Notes) on the principal amount or Accreted Value, as applicable, of the Notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Special Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

            (iii) if (A) we have not exchanged all Notes validly tendered in accordance with the terms of the Exchange Offer for Exchange Notes on or prior to the later of the 45th day after the date on which the registration statement related to the Exchange Offer was declared effective or the 210th day after the Original Issue Date or (B) if applicable, the shelf registration statement has been declared effective and such shelf registration statement ceases to be effective or usable (subject to certain exceptions) at any time prior to the second anniversary of the Original Issue Date (other than as a result of a suspension period and other than after such time as all Notes have been disposed of thereunder), then Special Interest shall accrue on the principal amount or Accreted Value, as applicable, of the Notes (in addition to the stated interest on the Notes) at a rate of 0.25% per annum for the first 90 days commencing on (x) the 46th or the 211th, as the case may be, day after such effective date or issuance, as the case may be, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective in the case of (B) above (or in the event of a suspension period, on the earlier of the last day of such suspension period or the 60th day after notice of such suspension period), such Special Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that the Special Interest (with respect to each of clauses
(i), (ii) and (iii) above) on the Notes may not exceed in the aggregate 1.00% per annum; provided further, however, that (1) upon the filing of the registration statement or a shelf registration statement (in the case of clause
(i) above), (2) upon the effectiveness of the registration statement related to the Exchange Offer or shelf registration statement (in the case of clause (ii) above), or (3) upon the exchange of all Notes tendered for Exchange Notes (in the case of clause (iii)(A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (other than as a result of a suspension period) (in the case of clause (iii)(B) above), Special Interest on the Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

      Except as set forth herein, this prospectus may not be used for any offer to resell, resale or other transfer of Exchange Notes.

      Except as set forth above, after consummation of the Exchange Offer, holders of Notes have no registration or exchange rights under the Registration Rights Agreement. See "--Consequences of Failure to Exchange."

Expiration Date; Extensions; Amendments

      The term "Expiration Date" shall mean 5:00 p.m., New York City time, on , 1999, unless we, in our sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

      To extend the Exchange Offer, we will notify the exchange agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. In no event will the Expiration Date be extended to a date more than 30 business days after effectiveness of the registration statement.

      We reserve the right, in our reasonable judgment:

      (1) to delay accepting any Outstanding Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

      (2)   to amend the terms of the Exchange Offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this Prospectus and in the letter of transmittal, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time on the Expiration Date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount or principal amount at maturity (as applicable) of Outstanding Notes accepted in the Exchange Offer. Holders of the Outstanding Notes may tender some or all of their Outstanding Notes pursuant to the Exchange Offer; however, Outstanding Notes may be tendered only in integral multiples of $1,000. The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the indenture. The form and terms of the Exchange Notes are substantially the same as the form and terms of the Outstanding Notes, except that:

      o the Exchange Notes have been registered under the Securities Act of 1933 and thus will not bear legends restricting the transfer thereof; and

      o holders of the Exchange Notes generally will not be entitled to certain rights under the registration rights agreement or Special Interest, which rights generally will terminate upon consummation of the Exchange Offer.

      Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the indenture in connection with the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Commission thereunder, including Rule 14e-1.

      We shall be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders pursuant to the exchange agent agreement for the purpose of receiving the Exchange Notes from us.

      If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Outstanding Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

      Holders who tender their Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

Interest on Exchange Notes

      Each Exchange Senior Note will bear interest from February 2, 1999, Holders of the Senior Notes whose Senior Notes are accepted for exchange will not receive accrued interest on such Senior Notes for any period from and after the last interest payment date to which interest has been paid or duly provided for on such Senior Notes prior to the Original Issue Date of the Exchange Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Senior Notes, and will be deemed to have waived the right to receive any interest on such Senior Notes accrued from and after such interest payment date or, if no such interest has been paid or duly provided for, from and after February 2, 1999. Interest on the Exchange Senior Notes will be payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1999.

      The Exchange Senior Discount Notes will be issued at a discount to their aggregate principal amount at maturity. For a discussion of U.S. federal income tax treatment of the Exchange Senior Discount Notes under the original issue discount rules, please refer to the section of this prospectus entitled "Certain Federal Tax Considerations." The Exchange Senior Discount Notes will accrete at a rate of 9 1/4% per year to an aggregate principal amount of $275.0 million by February 1, 2004. The Exchange Senior Discount Notes will not accrue interest prior to February 1, 2004, unless we elect to accrue interest on or after February 1, 2002. On and after August 1, 2004, we will pay interest on the Exchange Senior Discount Notes at the rate of 9 1/4% per year on February 1 and August 1 of each year.

Procedures for Tendering Outstanding Notes

      Only holders of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the Outstanding Notes and any other required documents, to the exchange agent so as to be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Outstanding Notes may be made by book-entry transfer of such Outstanding Notes into the exchange agent's account at The Depository Trust Corporation in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the Expiration Date.

      By executing the letter of transmittal, each holder will make to the Company the representation set forth below in the first paragraph under the heading "--Resale of Exchange Notes."

      The tender by a holder and the acceptance thereof by the Company will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

--------------------------------------------------------------------------------
      The method of delivery of Outstanding Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or Outstanding Notes should be sent to the Company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.
--------------------------------------------------------------------------------

      Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf.

      Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible institution" (as defined below) unless the Outstanding Notes tendered pursuant thereto:

      (1) are signed by the registered holder, unless such holder has completed the box entitled "Special Exchange Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

      (2)   are tendered for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (an "eligible institution").

      If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Outstanding Notes, with the signature thereon guaranteed by an eligible institution.

      If the letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the letter of transmittal.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which would, in the opinion of counsel for the Company, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as we shall determine. Although we intend to notify holders of Outstanding Notes of defects or irregularities with respect to tenders of Outstanding Notes, neither of us nor the exchange agent or any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date.

Book-Entry Delivery Procedures

      Promptly after the date of this prospectus, the exchange agent will establish accounts with respect to the Outstanding Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility systems may make book-entry delivery of the Outstanding Notes by causing The Depository Trust Company to transfer such Outstanding Notes into the exchange agent's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Timely book-entry delivery of Outstanding Notes pursuant to the Exchange Offer, however, requires receipt of a confirmation of a book-entry transfer ("Book-Entry Confirmation") prior to the Expiration Date. In addition, although delivery of Outstanding Notes may be effected through book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message" (as defined below) in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the Expiration Date to receive Exchange Notes for tendered Outstanding Notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the exchange agent.

Tender of Outstanding Notes Held Through The Depository Trust Company

      The exchange agent and The Depository Trust Company have confirmed that the Exchange Offer is eligible for The Depository Trust Company's Automated Tender Offer Program. Accordingly, participants in The Depository Trust Company's Automated Tender Offer Program may, in lieu of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the Exchange Offer by causing The Depository Trust Company to transfer Outstanding Notes to the exchange agent in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. The Depository Trust Company will then send an agent's message to the exchange agent.

      The term "agent's message" means a message transmitted by The Depository Trust Company, received by the exchange agent and forming part of the Book-Entry Confirmation, which states that The Depository Trust Company has received an expressed acknowledgment from a participant in The Depository Trust Company's Automated Tender Offer Program that is tendering Outstanding Notes which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the applicable letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

      Holders who wish to tender their Outstanding Notes and

      (1)   whose Outstanding Notes are not immediately available;

      (2) who cannot deliver their Outstanding Notes, the letter of transmittal or any other required documents to the exchange agent; or

      (3) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

            (a)   the tender is made through an eligible institution;

            (b) prior to the Expiration Date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of such Outstanding Notes and the principal amount or principal amount at maturity (as applicable) of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the letter of transmittal or facsimile thereof, together with the certificate(s) representing the Outstanding Notes or a Book-Entry Confirmation transfer of such Outstanding Notes into the exchange agent's account at The Depository Trust Company and all other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

            (c) such properly completed and executed letter of transmittal or facsimile thereof, as well as the certificate(s) representing all tendered Outstanding Notes in proper form for transfer or a Book-Entry Confirmation transfer of such Outstanding Notes into the exchange agent's account at The Depository Trust Company and all other documents required by the letter of transmittal, are received by the exchange agent within three
                  (3) New York Stock Exchange trading days after the Expiration Date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      To withdraw a tender of Outstanding Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must

      o specify the name of the person having deposited the Outstanding Notes to be withdrawn (the "depositor");

      o identify the Outstanding Notes to be withdrawn, including the certificate number(s) and principal amount or principal amount at maturity (as applicable) of such Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited;

      o be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Outstanding Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of such Outstanding Notes into the name of the person withdrawing the tender; and

      o specify the name in which any such Outstanding Notes are to be registered, if different from that of the depositor.

      All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange will be returned to such holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior the Expiration Date.

Conditions

      Notwithstanding any other term of the Exchange Offer, we shall not be required to accept for exchange any Outstanding Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Outstanding Notes, if:

      (a) in the opinion of counsel to the Company, the Exchange Offer or any part thereof contemplated herein violates any applicable law or interpretation of the staff of the Commission;

      (b) any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offer or any material adverse development shall have occurred in any such action or proceeding with respect to us;

      (c) any governmental approval has not been obtained, which approval we shall deem necessary for the consummation of the Exchange Offer as contemplated hereby;

      (d) any cessation of trading on The Nasdaq Stock Market or any exchange, or any banking moratorium, shall have occurred, as a result of which we are unable to proceed with the Exchange Offer; or

      (e) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the registration statement or proceedings shall have been initiated or, to our knowledge, threatened for that purpose.

      If we determine in our reasonable judgment that any of the foregoing conditions are not satisfied, we may:

      (1) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering holders;

      (2) extend the Exchange Offer and retain all Outstanding Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Outstanding Notes (see "--Withdrawals of Tenders"); or

      (3) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Outstanding Notes which have not been withdrawn.

Exchange Agent

      State Street Bank and Trust Company will act as exchange agent for the Exchange Offer with respect to the Outstanding Notes.

      Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal for the Outstanding Notes and requests for copies of the notice of guaranteed delivery should be directed to the exchange agent, addressed as follows:

      By registered or certified mail or overnight courier:

            State Street Bank and Trust Company
            Corporate Trust Division
            P.O. Box 778
            Boston, MA 02102-0078

            Attn: Kellie Mullen

      By facsimile (for eligible institutions only): (617) 664-5290

      Confirm by telephone: (617) 664-5587
                            Kellie Mullen

Fees and Expenses

      The expenses of soliciting Outstanding Notes for exchange will be borne by the Company. The principal solicitation is being made by mail by the exchange agent. However, additional solicitations may be made by telephone, facsimile or in person by officers and regular employees of the Company and its affiliates and by persons so engaged by the exchange agent.

      We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

      We will pay all transfer taxes, if any, applicable to the exchange of the Outstanding Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Outstanding Notes for principal amounts or principal amounts at maturity (as applicable) not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Outstanding Notes tendered, or if tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Outstanding Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

Accounting Treatment

      The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is the aggregate principal amount or accrued value (as applicable) of the Outstanding Notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expenses of the Outstanding Notes offering and the Exchange Offer will be amortized over the term of the Exchange Notes.

Resale of Exchange Notes

      We are making the Exchange Offer in reliance on the position of the Exxon Capital No-Action Letter, Morgan Stanley No-Action Letter, Shearman & Sterling No-Action Letter, and other interpretive letters addressed to third parties in other transactions, however, we have not sought our own interpretive letter addressing such matters and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. See "--General." Based on these interpretations by the staff of the Commission, and subject to the two immediately following sentences, we believe that Exchange Notes issued pursuant to this Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by holders of such Exchange Notes, other than such a holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution within the meaning of the Securities Act of 1933 of such Exchange Notes. Notwithstanding the above, any holder of Outstanding Notes may be subject to separate restrictions if it:

      o is our "affiliate" within the meaning of Rule 405 under the Securities Act of 1933;

      o does not acquire such Exchange Notes in the ordinary course of its business;

      o intends to participate in the Exchange Offer for the purpose of distributing Exchange Notes; or

      o is a broker-dealer who purchased such Outstanding Notes directly from us.

Holders of Outstanding Notes falling into any of the categories above:

      o will not be able to rely on the interpretations of the staff of the Commission set forth in the above- mentioned interpretive letters;

      o will not be permitted or entitled to tender such Outstanding Notes in the Exchange Offer; and

      o must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or other transfer of such Outstanding Notes unless such sale is made pursuant to an exemption from such requirements.

      Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." The Commission has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Outstanding Notes) with this prospectus. Under the Registration Rights Agreement, we are required during the period required by the Securities Act to allow Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of such Exchange Notes.

      In addition, as described below, if any broker-dealer holds Outstanding Notes acquired for its own account (a "Participating Broker-Dealer"), then such Participating Broker-Dealer may be deemed a statutory "underwriter" within the meaning of the Securities Act of 1933 and must deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resales of such Exchange Notes.

      Each holder of Outstanding Notes and each initial purchaser who is required to deliver a prospectus in connection with sales or market making activities, by acquisition of Outstanding Notes, agrees that, upon a receipt of notice from us that:

      (1) the issuance by the Commission of any stop order suspending the effectiveness of the exchange offer registration statement under the Securities Act of 1933 or of the suspension by any state securities commission of the qualification of the Outstanding Notes from offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, or

      (2) the existence of any fact or the happening of any event that makes any statement of a material fact made in the registration statement or this prospectus, or any amendment or supplement thereto or any document incorporated by reference herein untrue, or that requires the making of any additions or changes in the registration statement or this prospectus in order to make the statements herein, in light of the circumstances under which they were made, not misleading (in each case, a "Suspension Notice"), such holder or person shall discontinue disposition of the Outstanding Notes pursuant to this prospectus until such holder or person has received copies of the supplemented or amended prospectus or such holder or person is advised in writing by the Company that use of the prospectus may be resumed and has received copies of any additional or supplemental filings that are incorporated by reference in the prospectus (in each case, the "Recommencement Date").

      In addition, each holder or person will be deemed to have agreed that it will either:

      (1) destroy any prospectuses, other than permanent file copies, then in such holder or person's possession which have been replaced by us with more recently dated prospectuses; or

      (2) deliver to us, at our expense, all copies, other than permanent file copies, then in such holder's or person's possession of the prospectus covering such Outstanding Notes that was current at the time of receipt of the Suspension Notice.

We shall extend the time period regarding the effectiveness of the registration statement by a number of days equal to the number of days in the period from and including the date of delivery of the Suspension Notice to the date of delivery of the Recommencement Date.

Consequences of Failure to Exchange

      Any Outstanding Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount or aggregate principal at maturity (as applicable) of Outstanding Notes outstanding. Following the consummation of the Exchange Offer, holders who did not tender their Outstanding Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Outstanding Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Outstanding Notes could be adversely affected. The Outstanding Notes are currently eligible for sale pursuant to Rule 144A through PORTAL. Because we anticipate that most holders will elect to exchange such Outstanding Notes for Exchange Notes pursuant to the Exchange Offer due to the absence of restrictions on the resale of Exchange Notes, except for applicable restrictions on any holder of Exchange Notes who is our affiliate or is a broker-dealer which acquired the Outstanding Notes directly from us, under the Securities Act of 1933, we anticipate that the liquidity of the market for any Outstanding Notes remaining after the consummation of the Exchange Offer may be substantially limited.

      As a result of the making of this Exchange Offer, we will have fulfilled certain of our obligations under the Registration Rights Agreement, and holders who do not tender their Outstanding Notes, except for certain instances involving the initial purchasers or holders of Outstanding Notes who are not eligible to participate in the Exchange Offer, will not have any further registration rights under the Registration Rights Agreement or otherwise or rights to receive Special Interest for failure to register. Accordingly, any holder that does not exchange its Outstanding Notes for Exchange Notes will continue to hold the untendered Outstanding Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

      The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of the Securities Act of 1933. Accordingly, such Outstanding Notes may be resold only:

      o     to the Company or any of its subsidiaries;

      o inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act of 1933;

      o inside the United States to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933), an "accredited investor" that, prior to such transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing certain representations and agreements relating to the restrictions on transfer of the notes, the form of which letter can be obtained from such trustee;

      o outside the United States in compliance with Rule 904 under the Securities Act of 1933;

      o pursuant to the exemption from registration provided by Rule 144 under the Securities Act of 1933, if available; or

      o pursuant to an effective registration statement under the Securities Act of 1933.

      Each accredited investor that is not a qualified institutional buyer and that is an original purchaser of any of the Outstanding Notes from the initial purchasers will be required to sign a letter confirming that such person is an accredited investor under the Securities Act of 1933 and that such person acknowledges the transfer restrictions summarized herein.

Other

      Participation in the Exchange Offer is voluntary and holders of Outstanding Notes should carefully consider whether to accept the offer to exchange their Outstanding Notes. Holders of Outstanding Notes are urged to consult their financial and tax advisors in making their own decision on what action to take with respect to the exchange offer. We may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Outstanding Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Outstanding Notes.

                                 CAPITALIZATION

      The following table sets forth the unaudited consolidated cash and cash equivalents and capitalization of the Company as of December 31, 1998 (1) on a combined historical basis, (2) pro forma for the TCI Transactions, and (3) pro forma for the TCI Transactions and the Financings. See "Use of Proceeds."

                                                                 As of December 31, 1998
                                                                 -----------------------
                                                                     (in millions)

                                                                                         Pro Forma for
                                                                     Pro Forma for         the TCI
                                                      Combined          the TCI        Transactions and
                                                     Historical     Transactions (a)  the Financings (a)
                                                     ----------     ----------------  ------------------
Cash, cash equivalents and restricted cash             $ 53.8           $177.8(b)           $ 47.5
                                                       ======           ======              ======
Debt:
  Old Credit Facility                                   209.0(c)         209.0(c)               --
  TCID Note                                              22.1(d)          22.1(d)               --
  Other Debt                                              1.5              1.5                 1.5
  Assumed TCI Debt                                         --            708.9(b)               --
  New Credit Facility                                      --               --               510.4(e)
  Senior Notes                                             --               --               170.0
  Senior Discount Notes                                    --               --               175.0
                                                       ------           ------              ------
      Total Debt                                        232.6            941.5               856.9
                                                       ------           ------              ------
Equity:

  Parents' investment/member's equity (deficit)         381.7           (203.1)(b)          (205.7)(f)
                                                       ------           ------              ------
      Total capitalization                             $614.3           $738.4              $651.2
                                                       ======           ======              ======

(a) Does not give pro forma effect to the Recent Acquisitions and Disposition. See "Prospectus Summary--Recent Events."

(b) In connection with the TCI Transactions, we received $133.8 million representing Blackstone's $136.5 million capital contribution reduced by $2.7 million of placement fees. A transaction fee equal to 1% of the ascribed value of each of TCI's, Blackstone's and the Bresnan Group's capital contributions to the Parent were paid in cash in connection with the TCI Transactions, accordingly an approximate $3.4 million reduction in cash has been recorded against member's equity. In addition, we assumed the Assumed TCI Debt which was recorded as a reclassification from member's equity to debt. In accordance with the terms of the Contribution Agreement, TCI did not contribute its cash to the Company, accordingly a $6.4 million reduction in cash has been recorded against member's equity.

(c) Does not include $1.9 million of accrued but unpaid interest repaid from funds received by us in connection with the TCI Transactions and the Financings, including the net proceeds from the private offering of the Outstanding Notes. See "Use of Proceeds."

(d) Does not include $19.9 million of accrued but unpaid interest repaid from funds received by us in connection with the TCI Transactions and the Financings, including the net proceeds from the private offering of the Outstanding Notes. See "Use of Proceeds."

(e) As of December 31, 1998, BTC would have been permitted to borrow additionally up to approximately $138.2 million under the New Credit Facility, subject to the covenants contained therein, after giving effect to the TCI Transactions and the Financings. BTC expects to continue to borrow funds under the New Credit Facility.

(f) Reflects a $2.6 million charge related to the write-off of deferred financing costs associated with previous amendments to the Old Credit Facility.

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA

               (dollars in thousands, except per subscriber data)

    The selected combined financial data as of and for the four years ended December 31, 1998 set forth below have been derived from the combined financial statements of Bresnan Communications Group Systems (a combination of the financial statements of the Parent and the Contributed TCI Systems), the predecessor to the Company for accounting and financial reporting purposes. Prior to consummating the TCI Transactions, the Parent and the owners of the Contributed TCI Systems were under the common ownership and control of TCI. Based on such common ownership and control, the financial data are presented at historical cost on a combined basis. See "Use of Proceeds." The pro forma combined financial data for the year ended December 31, 1998 set forth below have been derived from the unaudited pro forma combined financial data of the Company contained in this Prospectus under the caption "Unaudited Pro Forma Combined Financial Data." The data set forth below are qualified in their entirety by, and should be read in conjunction with, the historical combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes, and the related notes thereto, "Risk Factors--The TCI Transactions," "Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                          Year Ended December 31,
                                               --------------------------------------------------------------------------

                                                                                                                Pro Forma
                                                  1994         1995         1996         1997         1998        1998(a)
                                               ---------    ---------    ---------    ---------    ---------    ---------
Statement of Operations Data:
Revenue                                        $ 179,235    $ 195,364    $ 216,609    $ 247,108    $ 261,964    $ 261,964
Operating costs and expenses:
   Programming                                    36,347       39,168       46,087       53,857       63,686       62,687
   Operating                                      18,152       26,966       31,405       31,906       28,496       28,496
   Selling, general and administrative            42,403       47,180       52,485       50,572       58,568       55,913
   Depreciation and amortization                  40,486       47,201       50,908       53,249       54,308       54,308
                                               ---------    ---------    ---------    ---------    ---------    ---------
Total operating costs and expenses               137,388      160,515      180,885      189,584      205,058      201,404
                                               ---------    ---------    ---------    ---------    ---------    ---------
Operating income                                  41,867       34,849       35,724       57,524       56,906       60,560
Other income (expense) (b):
   Interest--related party                        (1,600)      (1,978)      (1,859)      (1,892)      (1,872)          --
   Interest--other                               (10,957)     (14,085)     (13,173)     (16,823)     (16,424)     (72,650)
   Gain on sale of cable television systems           --           --           --           --       27,027       27,027
   Other, net                                       (424)          61         (844)        (978)        (273)        (273)
                                               ---------    ---------    ---------    ---------    ---------    ---------
      Total other income (expense)               (12,981)     (16,002)     (15,876)     (19,693)       8,458      (45,896)
                                               ---------    ---------    ---------    ---------    ---------    ---------
Net earnings                                   $  28,886    $  18,847    $  19,848    $  37,831    $  65,364    $  14,664
                                               =========    =========    =========    =========    =========    =========

                                                                           Year Ended December 31,
                                                  --------------------------------------------------------------------------
                                                                                                                   Pro Forma
                                                     1994         1995         1996         1997         1998        1998(a)
                                                  ---------    ---------    ---------    ---------    ---------    ---------
Financial Ratios and Other Data:

EBITDA(c)                                                      $  82,050    $  86,632    $ 110,773    $ 111,214    $ 114,868
Capital expenditures                                           $  98,004       78,248       32,875       58,601            -
Ratio of total debt to EBITDA(d)                                                                                         7.5
Ratio of earnings to fixed charges(e)                  3.2x         2.1x         2.1x         2.9x         4.4x         1.2x
Average monthly total revenue per average basic
subscriber(f)                                     $   28.01    $   28.49    $   30.95    $   33.16    $   34.61    $   34.61

Cash Flow Data:
Net cash provided by operations                         -         61,200       79,143       92,548      102,361          -
Net cash used in investing                              -        (52,175)     (78,335)     (34,103)     (77,276)         -
Net cash used in financing                              -         (8,203)      (3,100)     (54,741)     (25,406)         -

Summary Operating Data (end of period):
Homes passed                                        800,383      841,145      847,364      914,182      901,792      901,792
Basic subscribers                                   561,333      581,553      584,807      620,862      617,867      617,867
Basic penetration                                      70.1%        69.1%        69.0%        67.9%        68.5%        68.5%
Premium units                                       283,283      294,533      295,727      262,900      243,501      243,501
Pay-to-basic ratio(g)                                  50.5%        50.6%        50.6%        42.3%        39.4%        39.4%
                                                  --------------------------------------------------------------------------
Balance Sheet Data (end of period):
Total assets                                      $ 569,189    $ 564,591    $ 596,047    $ 617,198    $ 664,436    $ 679,369
Total debt                                          187,798      185,480      207,234      214,170      232,617      856,868
Parents' investment/member's equity (deficit)       338,781      344,664      347,188      359,098      381,748     (205,735)

(a) The unaudited pro forma combined financial data for the year ended December 31, 1998 give pro forma effect to the TCI Transactions and the Financings as if such transactions had occurred on January 1, 1998, but do not give pro forma effect to the Recent Acquisitions and Disposition. See "Prospectus Summary--Recent Events."

(b) The historical combined financial data does not include any indebtedness or related interest expense in respect of the Contributed TCI Systems. Pro forma financial data for the year ended December 31, 1998 give pro forma effect to interest expense in respect of the Assumed TCI Debt as if the TCI Transactions and Financings had occurred on January 1, 1998.

(c) EBITDA represents operating income before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with GAAP and should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP, or as a measure of a company's operating performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

(d) The ratio of total debt to EBITDA was calculated by dividing pro forma total debt by pro forma EBITDA for the year ended December 31, 1998. The historical combined financial statements of the Bresnan Communications Group Systems appearing elsewhere in this prospectus do not reflect the Assumed TCI Debt assumed pursuant to the terms of the Contribution Agreement and repaid with the net proceeds of the Cash Contribution and the Financings. The pro forma effect of the Assumed TCI Debt is reflected in the unaudited pro forma combined financial data appearing elsewhere in this prospectus.

(e) For purposes of this calculation, "earnings" is defined as earnings before fixed charges. Fixed charges represent interest paid or accrued on indebtedness, the amortization of deferred financing costs and the portion of rents deemed representative of the interest factor. The historical combined financial statements of Bresnan Communications Group Systems, the predecessor of the Company for accounting and financial reporting purposes, appearing elsewhere in this Prospectus do not reflect the Assumed TCI Debt assumed pursuant to the terms of the Contribution Agreement and repaid with the net proceeds of the Cash Contribution and the Financings. The pro forma effect of the Assumed TCI Debt is reflected in the unaudited pro forma combined financial data appearing elsewhere in this prospectus. In addition had the pro forma combined financial statement of operations been prepared excluding the gain on sale of cable television systems, the Company would have had a deficiency of earnings available to cover fixed charges of $12.4 million.

(f) Represents average monthly total revenue for the periods indicated divided by the number of average basic subscribers in each period.

(g) Pay-to-basic ratio measures premium units as a percentage of basic subscribers.

                   UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      The unaudited pro forma combined financial data of the Company presented below are derived from the historical combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes. The combined financial statements of Bresnan Communications Group Systems are the combination of the financial statements of the Parent and the Contributed TCI Systems. Prior to consummating the TCI Transactions, the Parent and the owners of the Contributed TCI Systems were under the common ownership and control of TCI. Based on such common ownership and control, the financial statements have been presented at historical cost on a combined basis. Such historical combined financial statements do not include certain pro forma adjustments based on contractual arrangements which are expected to be in place upon completion of the TCI Transactions. These pro forma adjustments are reflected in the TCI Transactions columns in the accompanying unaudited pro forma combined financial data. The unaudited pro forma combined financial data give effect to the formation of the Company and to each of the following: (1) the TCI Transactions, and (2) the Financings as if such transactions had been consummated on January 1, 1998 in the case of the unaudited pro forma combined statement of operations data for the year ended December 31, 1998, and on December 31, 1998, in the case of the unaudited pro forma combined balance sheet data. The unaudited pro forma combined financial data do not give effect to the Recent Acquisitions and Disposition. See "Offering Memorandum Summary--Recent Events."

      The unaudited pro forma combined financial data may not be indicative of the results that actually would have occurred if the transactions described above had been completed and in effect for the periods indicated or the results that may be obtained in the future. The unaudited pro forma combined financial data presented below are qualified in their entirety by, and should be read in conjunction with, the historical combined financial statements of Bresnan Communications Group Systems, and related notes thereto, "Risk Factors--Conditions of Closing the TCI Transactions," "The TCI Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Offering Memorandum.

                        Bresnan Communications Group LLC

                   Unaudited Pro Forma Combined Balance Sheet
                             As of December 31, 1998
                             (dollars in thousands)

                                                                         TCI
                                                       Combined      Transactions                         Pro Forma
                                                      Historical         (a)          Financings(b)      Combined(c)
                                                      ----------         ---          -------------      -----------
Assets
Cash, cash equivalents and restricted cash             $ 53,835       $ 123,961        $(130,278)         $  47,518
Trade and other receivables, net                          8,874              --                --             8,874
Property and equipment, net                             306,663              --                --           306,663
Franchise costs, net                                    291,103              --                --           291,103
Other assets, net                                         3,961              --            21,250            25,211
                                                       --------       ---------         ---------         ---------
                                                       $664,436       $ 123,961        $(109,028)         $ 679,369
                                                       ========       =========        =========          =========
Liabilities and Parents'
  Investment/Member's
  Equity (Deficit)
Accounts payable and accrued expenses                  $ 16,588       $      --        $      --          $  16,588
Accrued interest payable                                 21,835              --          (21,835)                --
Other liabilities                                        11,648              --               --             11,648
Debt                                                    232,617         708,854          (84,603)           856,868
Partners' investment/
  member's equity (deficit)                             381,748       (584,893)           (2,590)         (205,735)
                                                       --------       --------         ---------          --------
                                                       $664,436       $ 123,961        $(109,028)         $ 679,369
                                                       ========       =========        =========          =========

      See accompanying notes to unaudited pro forma combined balance sheet.

                      Footnotes to the Unaudited Pro Forma

                             Combined Balance Sheet
                             As of December 31, 1998
                             (dollars in thousands)

TCI Transactions

      (a) The following table summarizes the unaudited pro forma balance sheet adjustments related to the TCI Transactions:

                                         Cash and                      Member's
                                           Cash                         Equity
                                       Equivalents       Debt         (Deficit)
                                       -----------       ----         ---------
Blackstone capital contribution        $ 136,500      $      --      $ 136,500
Placement fees relating to
  capital contribution                    (2,730)            --         (2,730)
Historical cash not contributed(1)        (6,378)            --         (6,378)
Assumed TCI Debt(2)                           --        708,854       (708,854)
Transaction fees to partners
  of the Parent(3)                        (3,431)            --         (3,431)
                                       ---------      ---------      ---------
                                       $ 123,961      $ 708,854      $(584,893)
                                       =======================================

(1) A $6,378 reduction in cash has been recorded relating to the cash included in the historical balance sheet which will not be contributed by the Contributed TCI Systems Parties in the TCI Transactions.

(2) In connection with the TCI Transactions, the Company will assume the Assumed TCI Debt. Such transaction is reflected as a reclassification from member's equity to debt in the accompanying unaudited pro forma combined balance sheet.

(3) A transaction fee equal to 1% of the ascribed value of each of TCI's, Blackstone's and the Bresnan Group's capital contributions to the Parent will be paid in cash in connection with the TCI Transactions.

Financings

      (b) The following table summarizes the unaudited pro forma balance sheet adjustments related to the Financings including (1) the assumed borrowings under the New Credit Facility and the Notes, (2) repayment of outstanding indebtedness and related accrued interest, (3) payment of deferred financing costs, and (4) the write-off of deferred financing costs related to the Old Credit Facility:

                                           Cash and                      Accrued                       Member's
                                             Cash                        Interest                       Equity
                                          Equivalents   Other Assets     Payable          Debt        (Deficit)
                                          -----------   ------------     -------          ----        ---------
Borrowings under the
  New Credit Facility                     $ 510,330      $      --      $      --      $ 510,330      $      --
Proceeds from the Offering:
  Senior Notes                              170,000             --             --        170,000             --
  Senior Discount Notes                     175,021             --             --        175,021             --
Repayment of accrued interest payable       (21,835)            --        (21,835)            --             --
Repayment of Old Credit Facility           (209,000)            --             --       (209,000)            --
Repayment of TCID Note                      (22,100)            --             --        (22,100)            --
Repayment of Assumed TCI Debt              (708,854)            --             --       (708,854)            --
Payment of deferred financing costs         (23,840)        23,840             --             --             --
Write-off of deferred financing
  costs related to the Old
  Credit Facility                                --         (2,590)            --             --         (2,590)
                                          ---------      ---------      ---------      ---------      ---------
                                          $(130,278)     $  21,250      $ (21,835)     $ (84,603)     $  (2,590)
                                          =========      =========      =========      =========      =========

General

      (c) Does not give pro forma effect to the Recent Acquisitions and Disposition. See "Offering Memorandum Summary--Recent Events."

                        Bresnan Communications Group LLC

              Unaudited Pro Forma Combined Statement of Operations
                          Year Ended December 31, 1998
                             (dollars in thousands)

                                              Combined          TCI                             Pro Forma
                                             Historical     Transactions      Financings       Combined(a)
                                             ----------     ------------      ----------       -----------
Revenue                                      $ 261,964      $      --         $      --         $ 261,964
Operating costs and expenses
  Programming                                   63,686           (999)(b)            --            62,687
  Operating                                     28,496             --                --            28,496
  Selling, general and
  administrative                                58,568         (2,655)(c)            --            55,913
  Depreciation and amortization                 54,308             --                --            54,308
                                             ---------      ---------         ---------         ---------
     Total operating costs
       and expenses                            205,058         (3,654)               --           201,404
                                             ---------      ---------         ---------         ---------
Operating income                                56,906          3,654                --            60,560
Interest expense                               (18,296)            --           (54,354)(d)       (72,650)
Other                                             (273)            --                --              (273)
Gain on sale of cable television systems        27,027             --                --            27,027
                                             ---------      ---------         ---------         ---------
                                                 8,458             --           (54,354)          (45,896)
                                             ---------      ---------         ---------         ---------
Net earnings (loss)                          $  65,364      $   3,654         $ (54,354)        $  14,664
                                             =========      =========         =========         =========
EBITDA(e)                                    $ 111,214      $   3,654         $      --         $ 114,868
                                             =========      =========         =========         =========

See accompanying notes to unaudited pro forma combined statements of operations.

                        Bresnan Communications Group LLC

       Notes to the Unaudited Pro Forma Combined Statements of Operations
                          Year Ended December 31, 1998
                             (dollars in thousands)

General

      (a) Does not give pro forma effect to the Recent Acquisitions and Disposition. See "Offering Memorandum Summary--Recent Events."

TCI Transactions

      (b) Represents the net adjustment to reflect an administrative surcharge on programming purchased from TCI, which for the year ended December 31, 1998 is more than offset by contractual cost reductions for select programming.

      (c) Represents the net adjustment to reverse actual allocated overhead expenses and to include anticipated contractual management fees to be charged by the General Partner of the Parent (3% of revenue), contractual monitoring fees to be paid to TCI, Blackstone and the Bresnan Group, and certain other general and administrative expenses to be incurred by the Company.

Financings

      (d) Represents the net adjustment to increase interest expense for the year ended December 31, 1998 as if the Financings had occurred on January 1, 1998 and reverse interest expense included in the historical combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes. An illustration of this adjustment for the year ended December 31, 1998 along with the related interest rate assumptions, follows:

                                                                     Year Ended
                                                                    December 31,
                                                                        1998
                                                                        ----
Borrowings under New Credit Facility                                 $ 510,330
Borrowings under Senior Notes                                          170,000
Borrowings under Senior Discount Notes                                 175,021
                                                                     ---------
         Total new indebtedness                                        855,351
Assumed weighted average annual interest rate                              8.1%
Pro rata for the period (days
  outstanding / 365 days)                                               100.00%
                                                                     ---------
Computed pro forma interest expense                                     70,266
Amortization of deferred financing fees                                  2,384
                                                                     ---------
Total pro forma interest expense                                        72,650
Reverse historical interest expense                                    (18,296)
                                                                     ---------
Net interest expense adjustment                                      $  54,354
                                                                     =========

      (e) EBITDA represents operating income before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with GAAP and should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's operating performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      On June 3, 1998, Blackstone, the Parent, the Bresnan Group, TCID and the Contributed TCI Systems Parties entered into the Contribution Agreement pursuant to which, on February 2, 1999, the TCI Transactions were effected. See "The TCI Transactions." As a result of the TCI Transactions, the Contributed TCI Systems and the Existing Bresnan Systems were transferred to the Company. The combined financial statements of Bresnan Communications Group Systems contained in this prospectus are the combination of the financial statements of the Parent and the Contributed TCI Systems. Prior to the consummation of the TCI Transactions, the Parent and the Contributed TCI Systems Parties were under the common ownership and control of TCI. Based on such common ownership and control, the financial statements are presented at historical cost on a combined basis. The following discussion relates to the combined financial statements of Bresnan Communications Group Systems.

      Revenue. Substantially all of the Company's revenue is earned from subscriber fees for cable television programming services, the sale of advertising, commissions for products sold through home shopping networks, fees for ancillary services, such as the rental of converters and remote control devices and installations, and fees for high-speed Internet service. The Company generated increases in revenue for each of the past three years, primarily as a result of internal subscriber growth, basic and "preferred basic" tier rate increases, acquisitions and, to a lesser extent, through growth in advertising and equipment rental which were partially offset by decreases in premium services and installation revenue. From the year ended December 31, 1994 through December 31, 1998, revenue increased at a compound annual growth rate of 9.9%.

      The operation of the Company's cable television systems is regulated at the federal, state and local levels. Under federal law, certain services are regulated if the appropriate franchise authority is certified by the FCC to regulate rates. Until March 31, 1999, rates for the CPS tier were also subject to regulation. See "Legislation and Regulation." During the year ended December 31, 1998, 79.9% of the Company's revenue was derived from these regulated services. Any increases in rates charged for these regulated services are governed by regulation pursuant to the Communications Act. Competitive factors may also limit the Company's ability to increase its rates. See "Business--Competition."

      The following table sets forth for the periods indicated the percentage of the Company's total revenue attributable to the sources indicated:

                                                    Year Ended December 31,
                                              ---------------------------------
                                               1996          1997          1998
                                              -----         -----         -----
Basic and "preferred basic"                    74.4%         75.6%         76.0%
Premium                                        12.5%         11.0%          9.1%
Other                                          13.1%         13.4%         14.9%
                                              -----         -----         -----
Total revenue                                 100.0%        100.0%        100.0%
                                              =====         =====         =====

      Operating Costs and Expenses. The Company's operating costs and expenses consist of programming expenses, operating costs, selling, general and administrative expenses and depreciation and amortization expense. The Company's programming expenses have historically increased at rates in excess of inflation due to system acquisitions, as well as increases in the number, quality and cost of programming services offered by the Company. See "Risk Factors--Increases in Programming Costs." Operating costs primarily include expenses related to wages and employee benefits of technical personnel, electricity, systems supplies and vehicles. Selling, general and administrative expenses include wages and employee benefits of customer service, accounting and administrative personnel, franchise fees, marketing and advertising costs and expenses related to billing, payment processing, office administration and corporate overhead. Depreciation and amortization expense relates to the depreciation of the Company's tangible assets and the amortization of the Company's franchise costs.

Results of Operations

      The following table, which is derived from, and should be read in conjunction with, the combined financial statements of Bresnan Communications Group Systems, the predecessor to the Company for accounting and financial reporting purposes, and related notes included elsewhere in this prospectus, sets forth the historical combined statement of operations data and the components of net earnings and EBITDA expressed as a percentage of revenue for the periods indicated.

                                                                      Year Ended December 31,
                                             ------------------------------------------------------------------------
                                                      1996                      1997                     1998
                                             --------------------      --------------------      --------------------
                                                                      (dollars in thousands)
Statement of Operations Data:
Revenue                                      $ 216,609      100.0%     $ 247,108      100.0%     $ 261,964      100.0%
Operating costs and expenses:
  Programming                                   46,087       21.3%        53,857       21.8%        63,686       24.3%
  Operating                                     31,405       14.5%        31,906       12.9%        28,496       10.9%
  Selling, general and administrative           52,485       24.2%        50,572       20.5%        58,568       22.4%
  Depreciation and amortization                 50,908       23.5%        53,249       21.5%        54,308       20.7%
                                             ---------      -----      ---------      -----      ---------      -----
Total operating costs and expenses             180,885       83.5%       189,584       76.7%       205,058       78.3%
                                             ---------      -----      ---------      -----      ---------      -----
Operating income                                35,724       16.5%        57,524       23.3%        56,906       21.7%
Interest expense                               (15,032)       6.9%       (18,715)       7.6%       (18,296)       7.0%
Gain on sale of cable television systems            --         --             --         --         27,027       10.3%
Other, net                                        (844)        .4%          (978)        .4%          (273)       0.1%
                                             ---------      -----      ---------      -----      ---------      -----
Net earnings                                 $  19,848        9.2%     $  37,831       15.3%     $  65,364       25.0%
                                             =========      =====      =========      =====      =========      =====
EBITDA(a)                                    $  86,632       40.0%     $ 110,773       44.8%     $ 111,214       42.5%
                                             =========      =====      =========      =====      =========      =====

________

(a) EBITDA represents operating income before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP, or as a measure of a company's operating performance or liquidity. EBITDA as presented may not be comparable to other similarly titled measures used by other companies.


      Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

      Revenue increased $14.9 million or 6.0% to $262.0 million for the year ended December 31, 1998 as compared to the same period in 1997, primarily as a result of basic and "preferred basic" tier rate increases, acquisitions and, to a lesser extent, growth in advertising, equipment rental and pay-per-view revenue. The 1998 basic and "preferred basic" tier rate increases included (1) amounts to cover the Company's increase in programming costs, offset by a reduction for the approximate .2% correction of the estimated inflation rate used in the 1997 rate setting for regulated services and (2) regulated rate increases. This increase in revenue was partially offset by a decrease in revenue from premium services of $3.2 million or 11.7% to $24.1 million due to a 7.4% decrease in premium units. Advertising and home shopping revenue grew by $1.3 million or 8.2% to $17.1 million due to an increase in customer buy rates and additional advertising insertion. A portion of the increase in advertising sales revenue was attributable to arrangements with programming suppliers that may not continue at current levels in future periods.

      Operating costs and expenses increased $15.5 million or 8% to $205.1 million for the year ended December 31, 1998 as compared to the same period in 1997. In the year ended December 31, 1998, programming expense increased $9.8 million or 18.3% to $63.7 million, operating expense decreased $3.4 million or 10.7% to $28.5 million and selling, general and administrative expense increased $8.0 million or 15.8% to $58.6 million, in each case as compared to the same period in 1997. The increase in programming expense was caused by increases in rates charged by programming suppliers, including substantial increases in rates relating to sports programming (18.9% versus an average of 10.3% for non-sports programming). Programming expense also increased as a result of the repositioning in 1998 of the Disney service from a premium service to a "preferred basic" tier service. Management anticipates that the Company's programming costs will continue to increase in future periods. See "Risk Factors--Increases in Programming Costs." The decrease in operating expense was primarily related to an increase in capitalized labor and overhead resulting primarily from increased installation and construction activities. Selling, general and administrative expense increased due to additional corporate overhead charges, customer billing charges and marketing expenses. Included in selling, general and administrative expense are $1.9 million of additional costs incurred by the Parent in anticipation of the TCI Transactions. The Company's billing expense increased $2.0 million in connection with a new customer billing system and other billing charges. The Company also experienced an increase in marketing expenses of $2.2 million as it renewed its efforts in marketing after having experienced a significant decrease in marketing expenses the previous year. All other variable expenses increased as a result of an increase in the number of basic subscribers served by the Company. Depreciation and amortization increased $1.1 million or 2.0% to $54.3 million for the year ended December 31, 1998 as compared to the same period in 1997, primarily as a result of the previous year's increase in capital expenditures.

      Operating income decreased $.6 million or 1.1% to $56.9 million for the year ended December 31, 1998 as compared to the same period in 1997 as a result of increases in expenses noted above more than offsetting the increases in revenue.

      Interest expense decreased $.4 million or 2.2% to $18.3 million for the year ended December 31, 1998 as compared to the same period in 1997 as a result of a $1.4 million write-off of deferred financing costs in 1997 relating to the Parent's amendment of the Old Credit Facility. This decrease was partially offset by increased interest rates and debt balances in 1998.

      Net earnings increased $27.5 million or 72.8% to $65.4 million for the year ended December 31, 1998 as compared to the same period in 1997 as a result of the recognition of a $27.0 million gain on the sale of cable television systems by the Company.

      EBITDA increased $.4 million or .4% to $111.2 million for the year ended December 31, 1998 as compared to the same period in 1997 as a result of increases in revenue partially offset by increases in programming expenses and selling, general and administrative expense. EBITDA margin decreased from 44.8% to 42.5%, primarily as a result of expenses increasing at a rate greater than revenue.

Year Ended December 31, 1997 Compared with Year Ended December 1996

      Revenue increased $30.5 million or 14.1% to $247.1 million for the year ended December 31, 1997 as compared to the same period in 1996, primarily as a result of a 6.5% increase in the number of basic subscribers from 583,000 average basic subscribers to 621,000 average basic subscribers, the recognition of revenue from a cable television system acquired by the Company in early 1997, basic and "preferred basic" rate increases and, to a lesser extent, growth in advertising, equipment rental and pay-per-view revenue. Revenue, without giving effect to revenue recognized as a result of the acquisition, increased by 7.5%. Revenue from premium services grew by $.1 million or .5% to $27.3 million due to an increase in premium units, including increases resulting from acquisitions. Revenue from advertising increased $2.5 million or 19.6% to $15.3 million as a result of increased capacity to provide advertising insertion and advertising revenues recognized from the acquired system described above. Revenue from equipment rental increased $1.2 million or 30.0% to $5.2 million as the Company began offering its basic subscribers advanced analog converters. Revenue from pay-per-view services increased $.4 million or 16.2% to $2.8 million as a result of increased customer buy rates, increased channel capacity for this service and the recognition of a full year of revenue from the acquired system described above.

      Operating costs and expenses increased $8.7 million or 4.8% to $189.6 million for the year ended December 31, 1997 as compared to the same period in 1996, primarily due to the recognition of costs and expenses related to a cable television system acquired in early 1997 and an increase in programming expense, resulting from the launch of new services and rate increases on existing services. For the year ended December 31, 1997, programming expense increased $7.8 million or 16.9% to $53.9 million, operating expense increased $.5 million or 1.6% to $31.9 million, and selling, general and administrative expense decreased $1.9 million or 3.6% to $50.6 million, in each case as compared to the same period in 1996. Programming expense increased as a result of increases in the number of cable television channels provided and increases in programming rates, as well as subscriber growth. Management anticipates that the Company's programming costs will increase in future periods. Operating expense increased as a result of subscriber growth. Selling, general and administrative expense decreased primarily as a result of decreased marketing and advertising costs. Depreciation and amortization increased $2.3 million or 4.6% to $53.2 million for the year ended December 31, 1997 as compared to the same period in 1996 primarily as a result of increased capital expenditures and acquisitions.

      Interest expense increased $3.7 million or 24.5% to $18.7 million as a result of increased interest rates and debt balances. The Company also recorded a $1.4 million write-off of deferred financing costs in 1997 relating to the Parent's amendment of the Old Credit Facility.

      Operating income and net earnings increased $21.8 million or 61.0% and $18.0 million or 90.6%, respectively, to $57.5 million and $37.8 million, respectively, for the year ended December 31, 1997 as compared to the year ended December 31, 1996 as a result of acquisitions, rate increases and other revenue increases, offset slightly by increases in programming expense, operating expense and depreciation and amortization.

      EBITDA increased $24.1 million or 27.9% to $110.8 million for the year ended December 31, 1997 as compared to the same period in 1996. The increase was primarily the result of the items described above. EBITDA margin increased from 40.0% to 44.8%, primarily as a result of the items described above.

Liquidity and Capital Resources

      During the year ended December 31, 1998, the Company made capital expenditures of $58.6 million as it began upgrading the Contributed TCI Systems and rolling out digital cable and advanced analog cable services to both the Existing Bresnan Systems and the Contributed TCI Systems. During the year ended

December 31, 1997, the Company made capital expenditures of $33.9 million as compared to $78.2 million for the same period during the year ended 1996. The Company was completing the rebuild and upgrade of the Existing Bresnan Systems during 1996, resulting in the significant reduction in year to year capital expenditures. See "Business--Technology Overview." The Company's business requires substantial cash for operations and capital expenditures. In addition, the Company has followed a strategy of expansion through selective acquisitions of cable television systems. To date, cash requirements have been funded by cash flow from operating activities and by borrowings. See "Risk Factors--Risks of Significant Cash Requirements."

      As part of its capital investment program, the Company plans to invest, over the next three years, (1) approximately $67.0 million to upgrade system architecture and capacity primarily in the Contributed TCI Systems, complete return activations and deploy additional fiber and (2) approximately $10.0 million to interconnect certain of the Company's systems.

      The Company has budgeted approximately $110.0 million for capital expenditures in 1999. The Company's capital expenditures are expected to consist of the following: (1) approximately $56.0 million to upgrade system architecture and capacity primarily in the Contributed TCI Systems, complete return activations, deploy additional fiber and to interconnect certain of the Company's systems, (2) approximately $18.7 million to purchase digital and advanced analog addressable converters, (3) approximately $7.5 million to launch high-speed Internet access and telephony services, and (4) approximately $27.8 million for ongoing replacement and other capital expenditures. The Company expects to fund these expenditures through cash flow from operations and additional borrowings under the New Credit Facility. See "Risk Factors--Risks Associated with Future Capital Requirements."

      Cash provided by operating activities was $102.4 million for the year ended December 31, 1998, an increase of $9.8 million from the same period in 1997. This increase was primarily a result of basic and "preferred basic" tier rate increases and subscriber growth. Cash provided by operating activities was $92.5 million for the year ended December 31, 1997, an increase of $13.4 million from the same period in 1996. This increase was primarily a result of the increase in the Company's net earnings which was primarily a result of subscriber growth, both from acquisitions and internal growth, and basic and "preferred basic" tier rate increases, offset slightly by an increase in the Company's receivables.

      As of December 31, 1998, amounts outstanding under the Old Credit Facility and the TCID Note were $210.9 million and $42.0 million, respectively, in each case including accrued interest. See "Certain Relationships and Related Transactions." As part of the TCI Transactions, the Company assumed the Assumed TCI Debt in an aggregate amount of $708.9 million. See "The TCI Transactions." The net proceeds from the Financings and the Cash Contribution were used to repay amounts outstanding under the Old Credit Facility, the TCID Note and the Assumed TCI Debt. See "Use of Proceeds." As of December 31, 1998, the Company would have borrowed approximately $510.3 million under the New Credit Facility and would have the ability to borrow an additional $138.2 million in revolving loans under such facility, subject to the covenants contained therein, after giving effect to the TCI Transactions and the Financings. The Company expects to continue to borrow funds under the New Credit Facility. The Company may use such borrowings for general purposes, such as capital expenditures, and to finance acquisitions. See "Risk Factors--Substantial Leverage and Deficit in Member's Equity" and "Use of Proceeds." In addition, the Company may borrow additional funds in connection with the Joint Venture. See "Prospectus Summary- -Recent Events." The Company has evaluated and expects to continue to evaluate possible strategic acquisitions and dispositions of related businesses and assets, some of which may be significant, on an ongoing basis and at any given time it may be engaged in discussions or negotiations or enter into agreements with respect thereto. In the event that the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing.

      The Company has entered into fixed interest rate exchange agreements to effectively fix or set maximum interest rates on portions of its floating rate long-term debt. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the fixed interest rate exchange agreements. These exchange agreements have been entered into with certain of the institutions that are lenders under the Old Credit Facility. As of December 31, 1998, such fixed interest rate exchange agreements effectively fix or set a maximum interest rates on an aggregate notional principal amount of $110.0 million with a rate between 9.625% and 9.705% upon the occurrence of certain events. The expiration dates of the exchange agreements range from August 25, 1999 to April 3, 2000. Following the consummation of the TCI Transactions and the Financings and the application of the net proceeds therefrom, the Company intends to keep in place these fixed interest rate exchange agreements. The difference between the fair market value and the book value of long-term debt and the exchange agreements as of December 31, 1998 was not material.

      Management believes that, after giving effect to the TCI Transactions and the Financings and based on the Company's current level of operations, cash flow provided from operating activities, together with expected availability under the New Credit Facility, subject to the covenants contained therein, will be sufficient to enable the Company to service indebtedness, make capital expenditures and meet operating costs and expenses for the foreseeable future. If and when appropriate, the Company or its affiliates may elect to incur additional indebtedness or to raise equity in the public or private markets. See "Risk Factors--Substantial Leverage and Deficit in Member's Equity" and "Description of the Notes--Optional Redemption."

Year 2000

      State of Readiness

      During 1998, TCI and the Parent continued enterprise-wide, comprehensive efforts to assess and remediate their respective computer systems and related software and equipment to ensure such systems, software and equipment recognize, process and store information in the year 2000 and thereafter. Such year 2000 remediation efforts, which encompass the Contributed TCI Systems and the Existing Bresnan Systems, respectively, include an assessment of their most critical systems, such as customer service and billing systems, headends and other cable plant, business support operations, and other equipment and facilities. TCI and the Parent also continued their efforts to verify the year 2000 readiness of their significant suppliers and vendors and continued to communicate with significant business partners and affiliates to assess such partners and affiliates' year 2000 status.

      TCI and the Parent have formed year 2000 program management teams to organize and manage their year 2000 remediation efforts. The program management teams are responsible for overseeing, coordinating and reporting on their respective year 2000 remediation efforts. Since consummation of the TCI Transactions, assessment and remediation of year 2000 issues for the Contributed TCI Systems has become the responsibility of the Company. The Company is continuing the approach of the respective project teams since the consummation of the TCI Transactions.

      The program management teams have defined a four-phase approach to determining the year 2000 readiness of their respective internal systems, software and equipment. Such approach is intended to provide a detailed method for tracking the evaluation, repair and testing of their respective systems, software and equipment. Phase 1, Assessment, involves the inventory of all systems, software and equipment and the identification of any year 2000 issues. Phase 1 also includes the preparation of the work plans needed for remediation. Phase 2, Remediation, involves repairing, upgrading and/or replacing any non-compliant equipment and systems. Phase 3, Testing, involves testing their respective systems, software, and equipment for year 2000 readiness, or in certain cases, relying on test results provided to TCI and the Parent. Phase 4, Implementation, involves placing compliant systems, software and equipment into production or service.

      As of December 31, 1998, the combined status of TCI's and the Parent's projects related to their respective systems were as follow: Phase 1 of the projects was substantially complete, with expected completion by May 1999, Phase 2 was underway with expected completion by July 1999, and Phases 3 and 4 were just beginning, with expected completion dates in September 1999.

      The completion dates set forth above are based on current expectations. However, due to the uncertainties inherent in year 2000 remediation, no assurances can be given as to whether such projects will be completed on such dates.

      The project management teams are completing an inventory of their important systems with embedded technologies and are currently determining the correct remediation approach. The embedded technologies assessments are expected to be complete by May 1999.

      Third Party Systems, Software and Equipment

      The project management teams continue their surveys of significant third-party vendors and suppliers whose systems, services or products are important to their operations (e.g., suppliers of addressable controllers and set-top boxes, and the provider of billing services). The year 2000 readiness of such providers is critical to continued provision of cable television service. The project management teams have received information that the most critical systems, services or products supplied to their respective cable television systems by third-parties are either year 2000 ready or are expected to be year 2000 ready by mid-1999.

      In addition to the survey process described above, management of TCI and the Parent have identified their most critical supplier/vendor relationships and have instituted a verification process to determine the vendors' year 2000 readiness. Such verification includes, as deemed necessary, reviewing vendors' test and other data and engaging in regular conferences with vendors' year 2000 teams. TCI and the Parent are testing to validate the year 2000 compliance of certain critical products and services.

      Costs

      To date, year 2000 costs incurred were not material. Management of TCI and the Parent currently estimate the Company's remaining year 2000 costs to be at least $4.4 million. Although no assurances can be given, management currently expects that (1) cash flow from operations will fund the costs associated with year 2000 compliance and (2) the total projected cost associated with the year 2000 programs will not be material to the Company's financial position, results of operations or cash flows.

      Contingency Plans

      The failure to correct a material year 2000 problem could result in an interruption or failure of certain important business operations. Management believes that the Company's year 2000 program will significantly reduce risks associated with the changeover to the year 2000 and is currently developing certain contingency plans to minimize the effect of any potential year 2000 related disruptions. The risks and the uncertainties discussed below and the associated contingency plans relate to systems, software, equipment, and services that TCI and the Parent have deemed critical in regard to customer service, business operations, financial impact or safety.

      The failure of addressable controllers contained in the cable television system headends could disrupt the delivery of premium services to customers and could necessitate crediting customers for failure to receive such premium services. In this unlikely event, management expects that it will identify and transmit the lowest cost programming tier. Unless other contingency plans are developed with the program suppliers, premium and adult content channels would not likely be transmitted until the addressable controller share had been repaired.

      Customer service networks and/or automated voice response systems failure could prevent access to customer account information, hamper installation scheduling, and disable the processing of pay-per-view requests. The Company plans to have its customer service representatives answer telephone calls from customers in the event of outages and expect to retrieve needed customer information manually from the billing service provider.

      A failure of the services provided by billing systems service providers could result in a loss of customer records which could disrupt the ability to bill customers for a protracted period. The Company plans to prepare electronic backup records of their customer billing information prior to the year 2000 to allow for data recovery and to continue to monitor the year 2000 readiness of its key customer-billing suppliers.

      Advertising revenue could be adversely affected by the failure of certain equipment which could impede or prevent the insertion of advertising spots in cable television programming. Management anticipates that it can minimize such effect by manually resetting the dates each day until the equipment is repaired.

      Security and fire protection systems failure could leave facilities vulnerable to intrusion and fire. Management expects to return such systems to normal functioning by turning the power off and then on again ("power off/on"). Management also plans to have additional security staff on site and plans to implement a backup plan for communicating with local fire and police departments. Also, certain personal computers interface and control elevators, escalators, wireless systems, public access systems and certain telephony systems. In the event such computers cease operating, conducting a power off/on is expected to resume normal functioning. If a power off/on does not resume normal functioning, management expects to resolve the problem by resetting the computer to a pre-designated date which precedes the year 2000.

      In the event that the local public utility cannot supply power, the Company expects to supply power for a limited time to cable headends and office sites through backup generators.

      The financial impact of any or all of the above worst-case scenarios has not been and cannot be estimated by management due to the numerous uncertainties and variables associated with such scenarios. See "Risk Factors--Year 2000 Risk."

Inflation

      The net impact of inflation on the Company's results of operations has not been material in the last three years due to the relatively low rates of inflation during this period. If the rate of inflation increases, the Company may increase subscriber rates to keep pace with the increase in inflation, although there may be timing delays and other market considerations.

                                    BUSINESS

The Company

      The Company owns, develops and operates geographically concentrated cable television systems in small-and medium-sized communities in the midwestern United States. On June 3, 1998, affiliates of the Company entered into a definitive agreement to combine the Existing Bresnan Systems with the Contributed TCI Systems. This combination occurred on February 2, 1999. The Contributed TCI Systems are located in markets largely adjacent to the Existing Bresnan Systems. As of December 31, 1998, after giving effect to the TCI Transactions and the Recent Acquisitions and Disposition, the Company's cable television systems would have passed approximately 967,000 homes and served approximately 652,000 basic subscribers, ranking the Company among the 20 largest multiple system operators in the United States.

      The Company is a leading operator of cable television systems located in small- and medium-sized communities where subscribers generally require cable television to clearly receive a full complement of off-air broadcast stations and have limited entertainment alternatives. Management believes that the Company's cable television systems are less susceptible to competition and subscriber turnover than urban cable television systems, resulting in more predictable revenue and cash flow.

      Management has followed a systematic approach to the upgrade of the Company's cable television plant which has enabled the Company to provide new and enhanced services, including digital cable and advanced analog cable services, expanded pay-per-view options and high-speed Internet service. Digital cable or advanced analog cable service was available to approximately 74% of the Company's basic subscribers as of December 31, 1998 and high-speed Internet service has been launched in seven of the Company's markets under either the "Bresnan@Home" brand or the proprietary "BresnanLink" brand. Management anticipates that digital cable and high-speed Internet services will become important sources of revenue growth as the Company continues to market and increase the penetration of these services. The upgrade of the Existing Bresnan Systems has been substantially completed and the upgrade of the Contributed TCI Systems is expected to be substantially complete by the end of 1999. Management believes that the Company's network infrastructure is more technically advanced than that of the Company's peers, and that the increased quality, reliability and variety of the Company's services have contributed to the Company's repeated recognition by the cable television industry for superior customer satisfaction.

      William J. Bresnan, the Company's President and Chief Executive Officer, is a cable television pioneer with 40 years of industry experience. Mr. Bresnan founded the Parent in 1984 and, in partnership with TCI, developed its business through internal growth and acquisitions. Prior to 1984, Mr. Bresnan was the Chairman and Chief Executive Officer of Group W Cable, Inc., one of the largest cable television companies in the United States at the time based on the number of cable subscribers. In addition to Mr. Bresnan, the senior management team of the Company has significant business experience in acquiring, operating and financing telecommunications operations, averaging approximately 20 years of industry experience.

      Management expects the Company to continue to benefit from its relationship with TCI, one of the leading cable television operators in the United States. Pursuant to certain contractual arrangements with TCI, the Company is able to purchase substantially all of its programming services at TCI's cost plus an administrative surcharge and has the right to receive discounts on purchases of certain equipment through TCI or its vendors. The Company believes that its relationship with TCI results in lower programming costs and improved availability of certain technological innovations, including state-of-the-art digital converters, cable modems and digitally compressed cable television programming services. The Company will also benefit from the expertise and valuable industry knowledge of TCI's Leo J. Hindery, William R. Fitzgerald and Derek Chang, who have joined the Company's Advisory Committee. TCI recently completed its merger with AT&T whereby TCI has become a subsidiary of AT&T.

Business Strategy

      Focusing on Small- and Medium-Sized Communities. The Company focuses on serving small- and medium-sized communities located primarily in four midwestern states: Michigan, Minnesota, Wisconsin and Nebraska. Management believes that the cable television systems in these communities are less susceptible to competition from direct broadcast satellite providers, due to the importance of local programming to residents in these communities, and from cable overbuilders, due to the relatively small size of these communities. The Company's strategy of upgrading systems and aggressively launching new and enhanced services should also limit consumer demand for alternative multichannel television and high-speed Internet service providers. Additionally, the Company believes that residents of the areas that it serves generally have a greater sense of community than residents of metropolitan areas, and as a result are more receptive to the Company's extensive community relations and customer satisfaction initiatives. Consequently, management believes that the Company's brand name is well established with its subscribers, enhancing its ability to launch new services and bundle service offerings.

      Clustering and Interconnection of Cable Television Systems. The Company has pursued the acquisition and development of cable television systems in communities that are within close proximity to its existing systems in order to maximize economies of scale and operating efficiencies. Such operating efficiencies include centralized billing and the sharing of general management, customer service, marketing and technical support. The Company intends to interconnect systems within a cluster with fiber optic cable, enabling the consolidation of headend facilities. Headend consolidation facilitates the launch of new and enhanced services, such as digital cable and high-speed Internet services, in smaller communities than would otherwise be economically attractive, by allowing the Company to spread the capital and operating costs associated with these services over a larger subscriber base. The integration of the Contributed TCI Systems is expected to significantly enhance the clustering and interconnection of the Company's cable television systems. The Company intends to complete a system interconnection and headend elimination program within three years. Upon completion of this program, the number of headends required to serve the Company's subscribers will be reduced from 127 to 73 and approximately 72% of its subscribers will be served from six central headend facilities.

      Upgrading to State-of-the-Art Technology. The Company made an early commitment to upgrade the Existing Bresnan Systems in order to increase programming choices, provide new and enhanced services and improve overall customer satisfaction. Reflecting this commitment, as of December 31, 1998, approximately 84% of the basic subscribers in the Existing Bresnan Systems were served by high capacity, broadband HFC and approximately 70% were served by 750 MHZ capacity plant. Management believes that the Existing Bresnan Systems are technologically advanced beyond the systems operated by most other multiple system operators. The Company plans to invest, over the next three years, approximately $67.0 million to upgrade system architecture and capacity, primarily in the Contributed TCI Systems, complete return activations and deploy additional fiber. Many of the Contributed TCI Systems have already been upgraded to facilitate the launch of digital cable service. As of December 31, 1998, 51% of the Contributed TCI Systems' subscribers were served by 550 MHZ capacity or greater plant.

      Providing New and Enhanced Services. The improved clustering of the Company's cable television systems combined with upgrades to state-of-the-art technology allow the Company to accelerate the introduction of new and enhanced services including the following: digital cable service, which allows for a significant increase in channel capacity and enhanced offerings, including near-video-on-demand, and is available to a majority of the Company's basic subscribers; high-speed Internet service, which has been launched in seven markets under either the "Bresnan@Home" brand or the proprietary "BresnanLink" brand; wide area network and point-to-point data services; digital advertising insertion; and intraLATA toll and long distance resale services, which have been launched in the Upper Michigan cluster. Management believes that these new and enhanced service offerings attract new subscribers, enhance revenue and cash flow per subscriber, increase customer loyalty and reduce churn.

      Maintaining Strong Community Relations. The Company's ongoing community relations initiatives in the markets served by the Existing Bresnan Systems have resulted in widespread brand recognition and numerous industry awards. Management believes that maintaining strong community relations will continue to be important to the Company's long-term success. The Company's community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. Management believes that the Company's ongoing community relations initiatives result in consumer and governmental goodwill and name recognition which have increased customer loyalty and will facilitate future efforts to provide telecommunications services. Management intends to implement these initiatives in the Contributed TCI Systems.

      Emphasizing Customer Satisfaction. In order to maximize customer satisfaction, the Company strives to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates. The Company has implemented stringent internal customer service standards, which management believes meet or exceed those established by the National Cable Television Association. The Company has received five Beacon Awards in the past five years from the Cable Television Public Affairs Association. The Company's most recent award recognized its "On Time Guarantee Program" as the outstanding customer relations program by a multiple system operator in the United States. Additionally, management believes that by upgrading the Company's cable television systems it has increased the quality and reliability of its services, resulting in increased customer satisfaction. Management believes that the Company's customer service efforts have contributed to its subscriber growth, the acceptance of its new and enhanced service offerings and ongoing patronage by existing subscribers. The Company plans to provide a level of emphasis on customer satisfaction in the Contributed TCI Systems similar to the level that it currently provides in the Existing Bresnan Systems.

The TCI Transactions

      Reflecting management's strategy of acquiring and developing cable television systems in regional clusters, affiliates of the Company entered into the Contribution Agreement with TCI and Blackstone on June 3, 1998 pursuant to which TCI transferred to the Company the Contributed TCI Systems, which serve approximately 416,000 basic subscribers in small- and medium-sized communities largely adjacent to the Existing Bresnan Systems, together with the Assumed TCI Debt. In addition, Blackstone contributed approximately $136.5 million in cash in connection with the TCI Transactions. The Company repaid its existing indebtedness and the Assumed TCI Debt with the net proceeds received from the Cash Contribution and the Financings. TCI, Blackstone, and William J. Bresnan, collectively with management, indirectly beneficially own approximately 50.0%, 39.8% and 10.2%, respectively, of the outstanding equity interests of the Company.

      The following table sets forth certain financial, operating and technical data for the Company as of December 31, 1998 after giving effect to the TCI Transactions. The following table does not reflect the impact of the Recent Acquisitions and Disposition. See "Prospectus Summary--Recent Events." After giving effect to the Recent Acquisitions and Disposition, the Company's systems would have passed approximately 967,000 homes and served approximately 652,000 basic subscribers.

                                                                                  As of and for the Year
                                                                                Ended December 31, 1998(a)
                                                                 (dollars in thousands, except for per subscriber data)
                                                                 ------------------------------------------------------
                                                                         Existing      Contributed
                                                                         Bresnan            TCI
                                                                         Systems          Systems           Total
                                                                       -----------      -----------      -----------
Revenue                                                                $    90,836      $   117,128      $   261,964
Average monthly total revenue per average basic subscriber             $     34.77      $     34.52      $     34.61
Homes passed                                                               298,171          603,621          901,792
Basic subscribers                                                          201,468          416,399          617,867
Basic penetration                                                             67.6%            69.0%            68.5%
Premium units                                                               89,269          154,232          243,501
Pay-to-basic ratio(c)                                                         44.3%            37.0%            39.4%
Percentage of basic subscribers served by 550 MHZ plant or greater            83.5%            50.6%            61.3%

----------

(a) Represents the historical combined financial, operating and technical data of the Existing Bresnan Systems and the Contributed TCI Systems as of and for the year ended December 31, 1998. The table does not include financial, operating and technical data for the Recent Acquisition that is expected to close after December 31, 1998 other than the Recent Acquisitions and Disposition. For information regarding such acquisitions and dispositions, see "Prospectus Summary--Recent Events."

(b) Represents average monthly total revenue for the year ended December 31, 1998 divided by the number of average basic subscribers in each period.

(c) Pay-to-basic ratio measures premium units as a percentage of basic subscribers.

Description of Operating Regions

      To manage and operate its cable television systems, the Company has established four operating regions: Michigan, Minnesota, Wisconsin and Nebraska. Within each region, certain groups of cable television systems have been or are expected to be interconnected. As of December 31, 1998, after giving effect to the TCI Transactions and completion of the Company's planned system interconnection and headend elimination program, approximately 71% of the Company's basic subscribers would have been served by six central headend facilities and approximately 80% would have been served by cable television systems that are interconnected within a cluster. The following table and the discussion that follows provide an overview of selected financial, operating and technical data for each of the Company's operating regions as of and for the year ended December 31, 1998 after giving effect to the TCI Transactions. Unless otherwise indicated, the following table and the discussion do not reflect the impact of the Recent Acquisitions and Disposition discussed under the caption "Prospectus Summary--Recent Events." After giving effect to the Recent Acquisitions and Disposition, the Company's systems would have passed approximately 967,110 homes and served approximately 651,812 basic subscribers.

                                                    As of and for the Year
                                                   Ended December 31, 1998
                            -----------------------------------------------------------------------
                            Michigan    Minnesota   Wisconsin    Nebraska  Systems Sold (a)   Total
                            --------    ---------   ---------    --------  ----------------   -----
                                         (dollars in thousands, except per subscriber data)
Financial Data:
Revenue                     $ 92,503    $ 87,169    $ 45,468    $ 26,192       $10,632      $261,964
Average monthly basic          26.91       25.97       26.46       27.14         23.61         26.39
revenue per average basic
subscriber (b)
Average  monthly total         35.38       33.56       34.80       35.91         33.08         34.61
revenue per average basic
subscriber (c)
Operating and Technical
Data  (end of period):
Homes passed                 330,441     298,595     187,737      85,019           N/A       901,792
Miles of plant                 6,356       3,826       1,535       1,116           N/A        12,833
Density (d)                       52          78         122          76           N/A            70
Basic subscribers            223,542     222,624     111,104      60,597           N/A       617,867
Basic penetration               67.6%       74.6%       59.2%       71.3%          N/A          68.5%
Premium units                100,890      66,801      42,851      32,959           N/A       243,501
Pay-to-basic ration(e)          45.1%       30.0%       38.6%       54.4%          N/A          39.4%
Clusters                           4           3           2           3           N/A            12
Headends                          51          39           9          28           N/A           127(f)
Planned headend                   21          23           5           5           N/A            54(f)
eliminations
Plant bandwidth (g):
330 MHZ or less                 20.0%       13.7%        2.1%       23.0%          N/A          14.8%
350-400 MHZ                      7.4        15.2         0.0         0.8           N/A           8.2
450-550 MHZ                     27.3        14.8        47.3        76.2           N/A          31.2
625-750 MHZ                     45.3        56.3        50.6         0.0           N/A          45.8

----------

(a) For financial data, represents systems located in Mississippi and Georgia which were disposed of by the Company on March 27, 1998 and December 21, 1998, respectively. For information regarding the Recent Acquisitions and Disposition, see "Prospectus Summary--Recent Events."

(b) Represents average monthly revenue from basic programming services for the year ended December 31, 1998 divided by the number of average basic subscribers for the period.

(c) Represents average monthly total revenue for the year ended December 31, 1998 divided by the number of average basic subscribers in each period.

(d)   Represents homes passed divided by miles of plant.

(e) Pay-to-basic ratio measures premium units as a percentage of basic subscribers.

(f) After giving effect to the Recent Acquisitions and Disposition, the Company expects to have 130 headends prior to eliminations and 58 planned headend eliminations.

(g) Represents percentage of basic subscribers within a region served by the indicated plant bandwidth.

      Michigan Region. The Company's Michigan Region is organized into four regional clusters: the Bay City cluster, the Ludington cluster, the Petoskey cluster and the Upper Michigan cluster. After completion of planned interconnects within certain of these clusters, the Company expects that approximately 180,700 or 81%, of the Company's basic subscribers located in the Michigan Region will be served by four central headend facilities.

            Bay City Cluster. As of December 31, 1998, the Bay City cluster was comprised of approximately 114,900 basic subscribers served by 21 headends. After completion of planned fiber interconnects within the cluster, the Company expects that ten headends will be eliminated and that approximately 105,500, or 92%, of the basic subscribers in this cluster will be served by one central headend facility.

            Saginaw County, where Bay City is located, is the center of agriculture, commerce and industry in central Michigan. Numerous manufacturing companies are based or have facilities in the area, including Dow Chemical, which is headquartered in the town of Midland. Saginaw Township and Thomas Township are rapidly growing communities where the Company believes there will be strong demand for its high-speed Internet service.

            In the cities of Bay City and Midland, the Company operates a 750 MHZ cable system, a substantial portion of which is two-way activated. In October 1998, the Company launched its high-speed Internet service in these cities, and has already achieved a penetration rate in excess of 1% of two-way activated homes. The Company has a contract with Delta College to provide data and telecommunications services, and has interconnected four sites through its broadband network. In addition, the Company has initiated a virtual private network trial for Dow Chemical.

            Petoskey Cluster. As of December 31, 1998, the Petoskey cluster was comprised of approximately 32,900 basic subscribers served by 12 headends. After completion of planned interconnects within the cluster, the Company expects that six headends will be eliminated and that approximately 23,700, or 72%, of the basic subscribers in this cluster will be served by two central headend facilities.

            The economy of Petoskey is primarily driven by tourism and manufacturing. Many families maintain second homes in this area, due to the year round resort attractions, such as golf and skiing. Most households maintain their cable television service throughout the year, which keeps churn rates low in this cluster.

            Upper Michigan Cluster. As of December 31, 1998, the Upper Michigan cluster was comprised of approximately 69,000 basic subscribers served by 14 headends. In 1997, the Company completed interconnects within the cluster and, as of December 31, 1998, approximately 51,300, or 74%, of the basic subscribers in this cluster were served by one central headend facility.

            Industry in the Upper Michigan area includes tourism, retail sales, mining and manufacturing. Several universities, including Northern Michigan University, Michigan Technological University and Lake Superior State University are located in the area.

            The Company first launched its high-speed Internet service in Marquette in July 1997. The Company subsequently launched service in additional systems in the Upper Michigan cluster, achieving initial penetration rates from 1% to 3% of two-way activated homes. The Company has also interconnected universities and school districts in the area with fiber in order to provide high-speed Internet service and distance learning services. In 1997, the Company created a high-speed link connecting the Escanaba Daily Press and the Iron Mountain Daily News to their printing facility in another city. The Company also provides virtual private network services between three office locations for a state employment agency. The Company launched digital cable service in the Upper Michigan cluster in August 1998.

      Minnesota Region. The Company's Minnesota Region is organized into three regional clusters: the Rochester cluster, the St. Cloud cluster and the Duluth cluster. After completion of planned interconnects within certain of these clusters, the Company expects that approximately 169,300 or 76%, of the Company's basic subscribers located in the Minnesota Region will be served by two central headend facilities.

            Rochester Cluster. As of December 31, 1998, the Rochester Cluster was comprised of approximately 114,000 basic subscribers served by 11 headends. After completion of planned interconnects within the cluster, the Company expects that seven headends will be eliminated and that approximately 110,600, or 97%, of the basic subscribers in this cluster will be served by one central headend facility.

            For each of the past four years Rochester has been named by USA Today as one of the areas in the United States with the highest quality of life, highlighted by low crime and unemployment rates. The economy of the Rochester area is supported by the presence of several universities, as well as numerous technology, healthcare and agriculture companies. For example, the city of Rochester serves as the headquarters for the Mayo Clinic, one of the preeminent medical facilities in the world.

            In 1997, the Company built a network connecting schools in the Mankato school district. The network provides point-to-point data and other telecommunications services, and is also used for distance learning programs. See "--New and Enhanced Services." The Company has initiated a service trial with the Mayo Clinic to provide a virtual private network for physicians enabling them to access and exchange data from home. The Company also began offering high-speed Internet service in Rochester in November 1998. The Company believes that the high education levels among residents and the presence of universities in this area indicate strong potential demand for its high-speed Internet service. The Company launched digital cable service in December 1997 and, as of December 31, 1998, it was available to over 75% of the basic subscribers served by the Rochester cluster.

            St. Cloud Cluster. As of December 31, 1998, the St. Cloud cluster was comprised of approximately 74,500 basic subscribers served by 21 headends. After completion of planned interconnects within the cluster, the Company expects that 14 headends will be eliminated and that approximately 58,700, or 79%, of the basic subscribers in this cluster will be served by one central headend facility.

            St. Cloud is the center of one of Minnesota's fastest growing metropolitan areas and is located along Interstate 94, northwest of Minneapolis/St. Paul. St. Cloud is home to three universities. The granite, printing and lens manufacturing industries are important to St. Cloud's local economy.

            The Company has contracted to install broadband connections to provide cable television and high-speed Internet service to the dormitories at Southwest State University in the town of Marshall. The Company launched its high-speed Internet service in Marshall in June 1998 and expects to launch such service in St. Cloud in early 1999. The Company launched digital cable service in the St. Cloud cluster in March 1998 and, as of December 31, 1998, it was available to approximately 48% of the basic subscribers located in this cluster.

      Wisconsin Region. The Company's Wisconsin Region is organized into two regional clusters: the Madison cluster and the Walworth/Fontana cluster. After completion of planned interconnects within the Madison cluster, the Company expects that three headends will be eliminated and that approximately 97,400 or 88%, of the Company's basic subscribers located in the Wisconsin Region will be served by one central headend facility.

            Madison Cluster. As of December 31, 1998, the Madison cluster was comprised of approximately 101,000 basic subscribers served by six headends. After completion of planned interconnects within the cluster, the Company expects that approximately 97,400, or 97%, of the basic subscribers in this cluster will be served by one central headend facility.

            Madison is the state capital of Wisconsin and home of the main campus of the University of Wisconsin, which accounts for a significant portion of the area's workforce. Federal, state and county governments in this area employ approximately 20,000 people. Numerous small- and medium-sized manufacturing and service firms are also located in the area.

            The Company believes that the presence of numerous businesses and the University of Wisconsin in the Madison cluster indicate strong potential demand for high-speed Internet service, virtual private networks, wide area networks and point-to-point data services.

      Nebraska Region. The Company's Nebraska Region is organized into three regional clusters: the Grand Island cluster, the Scottsbluff cluster and the Beatrice cluster. After completion of planned interconnects within these clusters, the Company expects that five headends will be eliminated and that approximately 28,200, or 47%, of the basic subscribers in this region will be served by two central headend facilities.

      The Nebraska economy is based primarily on agriculture, and numerous sugar processing plants are located throughout the Company's service area. The largest railroad switching yard in the United States is located in North Platte. Numerous junior colleges and regional hospitals are major employers in the region.

      The Company has launched digital cable service in many of the larger systems making it available to over 65% of the basic subscribers in the Nebraska Region as of December 31, 1998, and expects to launch digital cable service in the near future in many of the remaining systems.

Technology Overview

      The Company has adopted an HFC architecture as the standard for its ongoing system upgrades. In most systems, the Company deploys fiber to individual nodes, serving an average of 600 homes or commercial buildings, and coaxial cable from the node to the home or building. Management believes that this network design provides high capacity and superior signal quality and enables the Company to provide the newest forms of telecommunications services to its subscribers.

      The primary advantages of HFC architecture over traditional coaxial cable networks include:

      o     Increasing the channel capacity of cable television systems

      o Reducing the number of amplifiers in cascade from the headend to the home, resulting in improved signal quality and reliability

      o Reducing the number of homes per node, improving the capacity of the network to provide high-speed Internet service and reducing the number of households affected by disruptions in the network

      o Providing sufficient dedicated reverse spectrum for two-way services, thereby avoiding reverse signal interference problems

      o     Minimizing ongoing network maintenance costs

      This architecture enables the Company to offer new and enhanced services, including additional channels and tiers, expanded pay-per-view options, high-speed Internet service, wide area network and point-to-point data services and digital advertising insertion. This architecture also provides a network infrastructure of suitable quality to offer facilities-based telephony services, although incremental capital investment would be required to offer such services.

      The Company made an early commitment to upgrade the Existing Bresnan Systems in order to increase programming choices, provide new and enhanced services and improve overall customer satisfaction. The Company has substantially completed the upgrade of the Existing Bresnan Systems to an HFC architecture, and serves approximately 73% of the basic subscribers in these systems with 750 MHZ capacity plant, with an average of 600 homes per node which can further be reduced to 150 homes. The Company is currently generating incremental revenue by offering new and enhanced services such as digital cable service, advanced analog cable service and high-speed Internet service in certain of these systems. The Company intends to activate most of these systems for two-way data transmission.

      As part of its capital investment program, the Company plans to invest, over the next three years, (1) approximately $67.0 million to upgrade system architecture and capacity, primarily in the Contributed TCI

Systems, complete return activations, and deploy additional fiber, and (2) approximately $10.0 million to interconnect certain of the Company's systems. Upon completion of the capital investment program, the Company expects to serve approximately 68% of the basic subscribers in its systems with 750 MHZ capacity plant with a majority of these systems activated for two-way data transmission. Currently, approximately 62% of the Contributed TCI Systems have been upgraded to HFC architecture and 51% have been upgraded to 550 MHZ or greater plant. Upon completion of the capital investment program, the Company expects that approximately 87% of its basic subscribers will be served by HFC architecture and approximately 87% will be served by 550 MHZ or greater plant. The Company anticipates that upon completion of its planned system interconnection and headend elimination program, the number of headends required to serve its basic subscribers will be reduced from 127 to 73 and that approximately 72% of its basic subscribers will be served from six central headend facilities.

      The Company's capital investment program, which has been substantially completed in the Existing Bresnan Systems and will continue in the Contributed TCI Systems, benefits the Company in several ways:

      o Extensive use of fiber optic technology reduces operating and maintenance costs

      o Consolidation and upgrade of headends improves system reliability and reduces maintenance costs

      o Use of addressable technology, including digital and advanced analog converters, broadens choices for subscribers and develops new revenue streams

      o Use of two-way transmission capability facilitates the offering of "impulse" pay-per-view, interactive data services and voice services

      o Use of digital compression, which greatly increases the number of channels available to subscribers, augments current analog channel offerings

New and Enhanced Services

      The Company's system upgrades facilitate the introduction of the following new and enhanced services to a substantial portion of the Company's subscribers:

      o Additional Channels and Tiers. As of December 31, 1998, digital cable or advanced analog cable services were available to approximately 69% of the Company's basic subscribers. The Company's digital program offerings are supplied through TCI's digital compression service and include an interactive program guide and the ability to offer up to 101 additional video channels and 43 audio channels.

      o Expanded Pay-Per-View Options. The Company currently offers pay-per-view programming featuring movies, sports and special events. The Company's digital pay-per-view offerings are supplied through Viewer's Choice and include up to 30 channels, which permits the offering of a number of current top video releases, commencing at 30-minute intervals, to encourage impulse buying. As the Company continues to expand its digital cable service, it intends to make its near-video-on-demand service available to a greater number of subscribers.

      o Residential High-Speed Internet Service. The Company has deployed high-speed Internet service, which provides local content and connectivity to the Internet under the "Bresnan@Home" brand and, where the @Home service is not available, under its own "BresnanLink" brand, in portions of the following systems:

    System                           Launch Date              Service
    ------                           -----------              -------
    Marquette, Michigan              July 1997                BresnanLink

    Escanaba, Michigan               October 1997             BresnanLink

    Houghton, Michigan               April 1998               BresnanLink

    Iron Mountain, Michigan          May 1998                 BresnanLink
    Marshall, Minnesota              June 1998                BresnanLink
    Bay City/Midland, Michigan       October 1998             @Home
    Rochester, Minnesota             December 1998            @Home

      As of December 31, 1998, high-speed Internet service was available to approximately 110,000 two-way activated homes and the Company provided service to approximately 1,600 residential subscribers. The Company anticipates that service will be available in the Duluth, Mankato and Winona, Minnesota markets in the first quarter of 1999 and in the St. Cloud, Minnesota and Madison, Wisconsin markets by the second quarter of 1999. The Company is evaluating the potential rollout of BresnanLink and Bresnan@Home services in other markets.

      o Business Data Services. The Company offers three primary services to the business community through its BresnanLink service: (1) high-speed Internet service, (2) wide area networks and point-to-point data service, and (3) virtual private networks. In 1998, the Company signed multi-year contracts that are expected to generate over $1 million in annual revenue from business customers.

            The Company has made a significant commitment to the development of "distance learning," which enables the delivery of educational training programs to people located at remote sites from the point of instruction by transmitting two-way video and audio signals over the Company's fiber optic networks. A number of school districts have contracted with the Company to provide interactive television networks as well as high-speed data and Internet service. The Company now connects more than 115 educational sites for distance learning, which for the year ended December 31, 1998 generated revenue of approximately $435,000.

      o Digital Advertisement Insertion. The Company has purchased two state-of-the-art regional digital video servers to enable it to provide digital advertisement insertion. Digital advertisement insertion is expected to provide the Company with greater flexibility to offer regional and more targeted advertising. In systems which are upgraded to HFC architecture, the Company is able to insert advertising targeted to specific segments of a community. Management believes that the Company's geographic clustering and favorable subscriber demographics enable it to offer greater and more attractive audience reach to advertisers.

      o Telephone Services. The Company has launched intraLATA toll and long distance resale services to customers in the Upper Michigan cluster and will continue to evaluate the launch of these services in additional markets. Furthermore, following the completion of the planned capital investment program, management believes the Company will be well positioned to provide other voice services to residential and business customers in certain of its systems. The Company will continue to evaluate the attractiveness of providing these services which will require incremental investments of capital, some of which may be significant. In addition, the Parent recently entered into a letter of intent with AT&T to form the Joint Venture, the business of which would be to provide local or anydistance communications services (other than mobile wireless services, video entertainment services and highspeed Internet services) to residential consumers and certain small business customers under the "AT&T" brand name over the Company's cable infrastructure. See "Prospectus SummaryRecent Events." The Company is required to apply for and obtain prior authorization from the FCC and certain states to offer certain telecommunications services, and to comply with a variety of ongoing regulatory requirements applicable to telecommunications carriers. See "Risk FactorsRisks Associated with Offering Telecommunications Services."

      o Other Services. The Company continues to evaluate new services on an ongoing basis as these services become available, such as set top Internet service, video games and video-on-demand, and adds these services to its offerings as they become commercially viable.

Bresnan's Commitment to Community Relations

      Management believes that maintaining strong community relations will continue to be important to the Company's long-term success. The Company's community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. In addition, certain members of the Company's management team, including William J. Bresnan, host community events for political and business leaders as well as representatives of the local media where they discuss the operations of the Company and recent developments in the telecommunications industry. The Company has received numerous awards recognizing its ongoing community relations initiatives in the Existing Bresnan Systems. Management believes that the Company's ongoing community relations initiatives result in consumer and governmental goodwill and name recognition, which have increased customer loyalty and will likely facilitate any future efforts to provide new telecommunications services. Management intends to continue this strategy in the Contributed TCI Systems.

      The Company encourages local management to take a leadership role in community and civic activities. The success of the Company's local initiatives was cited in 1992 when William J. Bresnan received the industry's Cable Television Public Affairs Association President's Award, the industry's top award for excellence in public affairs. In 1998, William J. Bresnan received the Distinguished Service Award from the North Central Cable Television Association. Other examples of the Company's community relations activities in the Existing Bresnan Systems are as follows:

      o Local Origination Programs. In Midland and Bay City, Michigan, the Company produces local origination programs, including Government Update and Hometown News. Government Update is an interview program with political leaders, including federal, state and local government officials, which reinforces the Company's relationship with these important members of the community. Hometown News, which airs in conjunction with CNN Headline News, features local news on people and events. Hometown News has won several awards for programming excellence from the Cable Television Public Affairs Association and the Michigan Cable Television Association. Orchids and Onions, also honored by the Michigan Cable Television Association, is a series of editorial opinion spots produced by the Company running in many of the Company's cable television systems in Michigan. The series highlights local people and organizations and serves as a vehicle for the Company to comment on programs and issues that concern the public interest. Certain of the Company's cable television systems televise local sports programs, telethons for the arts, cultural and community activities and governmental public meetings, including City Council sessions and voter forums and debates. The Company has won several awards for its local productions.

      o Community Relations Programs. Six years ago, the Company created an annual award program in Upper Michigan to enhance its relationship with the senior citizen community, a significant demographic segment in that market. The Super Senior Award honors senior citizens who have made significant contributions to their communities. Honorees are selected from a pool of senior citizens nominated by local civic organizations, churches, senior centers and friends. The program received statewide attention when Hillary Rodham Clinton and Congressman Bart Stupak presented the Super Senior Awards in June 1995.

      o Educational and Family Viewing Programs. The Company's Education Program provides certain public and private schools in its franchised areas with free installation and monthly cable service and 525 hours per month of commercial-free educational programming and data services. The Company began a series of community workshops for parents and family members on media literacy skills. The "Critical Viewing," or "Take Charge of Your TV," workshops are designed to teach parents and teachers how to critically select programming appropriate for their children to watch. The Company has also undertaken a partnership with The Discovery Networks to co-sponsor a series of "Critical Viewing" workshops in all of the communities served by the Company.

Customer Satisfaction

      The Company strives to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates. The Company has implemented stringent internal customer service standards, which management believes meet or exceed those established by the National Cable Television Association. The Company offers 30-day trial periods for new subscribers, with a money-back guarantee for subscribers who are not completely satisfied with their cable television service, as well as 24 hour repair service. The Company believes that its commitment to customer service has contributed and will continue to contribute to its success relative to direct broadcast satellite providers, which the Company believes are not currently able to provide a comparable level of installation and repair service. The Company has received five Beacon Awards in the past five years from the Cable Television Public Affairs Association, a cable television industry group. The most recent award recognized the Company's "On Time Guarantee Program" as the outstanding customer relations program by a multiple system operator in the United States. Additionally, management believes that by upgrading its cable television systems it has increased the quality and reliability of its services, resulting in increased customer satisfaction. Management believes that the Company's customer service efforts have contributed to its subscriber growth, the acceptance of its new and enhanced service offerings and ongoing patronage by existing subscribers. The Company plans to provide a level of emphasis on customer satisfaction in the Contributed TCI Systems similar to the level that it currently provides in the Existing Bresnan Systems.

Sales and Marketing

      The Company seeks to increase penetration levels for its basic, "preferred basic," digital or advanced analog, premium and ancillary services through a variety of marketing, branding and promotional strategies. The Company seeks to maximize its revenue per subscriber through the use of "tiered" packaging strategies to market premium services and to develop and promote niche programming services. The Company regularly uses targeted telemarketing campaigns to sell these tiers and services to its existing subscriber base. The Company's customer service representatives are trained and given the incentive to use their daily contacts with subscribers as opportunities to sell the Company's new service offerings.

      Due to the nature of the communities it serves, the Company is able to market its services in ways not typically used by urban cable operators. The Company markets its products and services to its subscribers at its local offices where many of its subscribers pay their cable bills in person. Examples of the Company's in-store marketing include the promotion of premium services as well as display stands that allow subscribers to try the Company's high-speed Internet service and the DMX digital music product. The Company also aggressively promotes its services utilizing both broad and targeted marketing strategies, including outbound telemarketing, direct mail, cross-channel promotion and media advertising events.

      The Company promotes awareness of the Bresnan brand through advertising campaigns and community relations efforts. Involvement in and promotion of its distance learning services also strengthens the Company's brand recognition. As a result of its branding efforts and consistent service, the Company believes it has developed a reputation for quality and reliability in the communities served by the Existing Bresnan Systems. The Company will implement these strategies in the communities served by the Contributed TCI Systems and believes that these strategies are particularly effective due to its regional clustering, which enables it to reach a greater number of potential subscribers and increase its brand recognition with its marketing campaigns.

Programming and Equipment Supply

      Many cable television companies enter into contracts to obtain basic and premium programming from program suppliers whose compensation typically is based on a fixed fee per subscriber. Some program suppliers provide volume discount pricing structures and offer marketing support to cable television operators.

      Pursuant to an agreement with TCI, the Company is able to purchase substantially all of its programming services at TCI's cost plus an administrative surcharge, although the Company retains the option to purchase programming directly from other parties in certain circumstances. Management believes that these rates are significantly lower than the rates the Company could obtain independently. The agreement may be terminated by TCI under various circumstances, including in the event that TCI does not own the required interest in the Company or upon an initial public offering. The Company may not be able to purchase programming services at these rates in the future. Other than TCI and providers of local broadcast programming, no other single party provides a material portion of the Company's programming. See "Risk Factors--Risks Associated with Loss of Favorable Programming and Equipment Supply." Programming has historically been and is expected to be the Company's largest single operating expense item, accounting for approximately 32% of total operating costs and expenses during the year ended December 31, 1998. See "Risk Factors--Increases in Programming Costs" and "Certain Relationships and Related Transactions."

      Pursuant to the terms of the Partnership Agreement, TCI will use its reasonable best efforts to make goods and services that are provided to TCI available to the Company on the same terms and conditions as they are made available to TCI, subject to certain conditions and restrictions. The Company may not continue to receive this favorable treatment in the future. See "Risk Factors--Risks Associated with Loss of Favorable Programming and Equipment Supply" and "Certain Relationships and Related Transactions."

Customer Rates and Services

      The Company's cable television systems typically offer five levels of programming services: basic service, "preferred basic" service, digital or advanced analog service, premium services and pay-per-view. As of December 31, 1998, the basic service package consisted of local off-air broadcast channels, regional broadcast channels, such as WGN, and public access channels. The number of satellite services offered with the basic service package varies among the Company's cable television systems. As of December 31, 1998, after giving effect to the TCI Transactions, the monthly rate charged for the basic service package averaged $11.89. The "preferred basic" service package consists of satellite-delivered services such as ESPN, MTV, CNN, The Discovery Channel and USA Network, in addition to regional sports services like Mid-West Sports. As of December 31, 1998, after giving effect to the TCI Transactions, the monthly rate charged for the "preferred basic" service package averaged $17.22 in addition to the monthly rate charged for the basic service package. As of December 31, 1998, the digital or advanced analog tier consisted of from 19 to 61 additional video channels. The tier is available at average monthly rates of $13.00 for digital and $8.95 for advanced analog, including, in each case, converter rental in addition to the monthly rate charged for the basic service package. Rates for the basic service packages in certain markets are currently subject to government regulation. As a CPS tier, the "preferred basic" tier ceased being subject to rate regulation on March 31, 1999, pursuant to the Telecommunications Act. However, the FCC will continue to process complaints regarding rates for CPS services provided prior to March 31, 1999. See "Legislation and Regulation."

      The Company's cable television systems also offer premium services, which include HBO, Cinemax, Showtime, The Disney Channel, The Movie Channel, The Sundance Channel, Starz and Encore. The Company also offers residential DMX digital music product as a premium service. While all premium services are not available in all markets, some combination of these services is available in each of the Company's markets. As of December 31, 1998, after giving effect to the TCI Transactions, the individual retail rates for these services ranged from $7.95 to $13.95 per month. Premium service packages, such as the Showtime/The Movie Channel/Encore package ($11.95 per month) and the Showtime/The Movie Channel/Encore plus any additional premium service package ($19.95 per month), are available in certain of the Company's markets. Rates for premium services are currently exempt from governmental regulation. See "Legislation and Regulation."

      The Company's cable television systems typically offer pay-per-view special events programming and certain of the Company's cable television systems offer up to 29 channels of pay-per-view feature films. The average per-film price is $3.95. Special event prices vary considerably based on market demand and programming charges.

      The Company offers high-speed Internet service in certain of its systems, through either the "Bresnan@Home" brand or the proprietary "BresnanLink" brand, for $39.95 per month, including cable modem rental.

Competition

      Cable television systems face competition from other competing cable operators and from alternative methods of receiving and distributing television signals, including direct broadcast satellite, multiple channel distribution systems, master antenna television and satellite master antenna television systems, data transmission and Internet service providers, and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players. The extent to which a cable television system is competitive depends, in part, upon that system's ability to provide, at a reasonable price to subscribers, a greater variety of programming and other communications services than those which are available off-air or through other alternative delivery sources and upon superior technical performance and customer service.

      Overbuilds. Under the 1992 Cable Act, franchising authorities are prohibited from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. As a result, the Company's cable television systems are operated under non-exclusive franchises granted by local authorities. Such franchises are subject to renewal and renegotiation from time to time. Operators of cable television systems, including the Company, may therefore experience competition from other operators that overbuild. Municipal authorities, which are permitted under the 1992 Cable Act to operate cable television systems in their communities without franchises, may also seek to compete with the Company by overbuilding.

      The Company is aware of overbuild situations in its St. Cloud, Minnesota system, Winona, Minnesota system, Marshall, Minnesota system and the Negaunee portion of the Marquette, Michigan system which service an aggregate of approximately 41,000 basic subscribers, or approximately 6% of the Company's total basic subscribers. St. Cloud (a Contributed TCI System) is being overbuilt by Seren, a subsidiary of Northern States Power Company, which has begun construction. In response to this overbuild, TCI has designated this system a priority for the upgrade of cable plant and the launch of new and enhanced services. TCI has completed 40 new channels of compressed digital cable and audio services and is in the process of upgrading the system to 750 MHZ two-way HFC architecture. Winona (a Contributed TCI System) is being overbuilt by Hiawatha Broadband Company which has partially constructed a network passing approximately 4,000 homes. The Company's plant has been upgraded to 625 MHZ two-way HFC architecture and will be further upgraded to 750 MHZ in 1999. In Marshall (an Existing Bresnan System), Dakota Telecom Group has been granted a franchise, which the Company is contesting, but has not yet begun construction of a competing cable system. The Company is in the process of completing the upgrade of its Marshall system to a 750 MHZ, two-way HFC architecture and expects the upgrade to be complete by the end of May 1999. A portion of the Company's Marquette system (an Existing Bresnan System) covering approximately 1,700 homes was overbuilt by the City of Negaunee prior to the Company's acquisition of the system in 1984. The Company recently became aware of requests for competitive franchises in its Sauk Center, Minnesota system, Park Rapids, Minnesota system, and Willmar, Minnesota system which service an aggregate of approximately 11,000 basic subscribers, or approximately 2% of the Company's total basic subscribers.

      Constructing a competing cable television system is a capital intensive process which involves a high degree of risk. The Company believes that, in order to be successful, a competitor's overbuild would need to be able to serve the homes and businesses in the overbuilt area on a more cost-effective basis than the Company. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming.

      Management cannot predict the extent to which additional competition from overbuilds will materialize or, if such competition materializes, the extent of its effect on the Company. See "Risk Factors--Risks Associated with Competition."

      Broadcast Television. In most of the areas served by the Company's cable television systems, a variety of terrestrial broadcast television programming can be received off-air. Typically, there are three to ten VHF/UHF broadcast channels that provide local, network and syndicated programming free of charge. However, the quality of the reception is often poor and the selection of programming generally quite limited. As such, management does not believe that off-air broadcast television has a material impact on the operation of the Company's cable television systems. In addition, certain of the Company's cable television systems in Marshall, Montevideo, and Duluth, Minnesota face competition from UHF low power television service operators that provide services for approximately $30 per month. The Telecommunications Act directed the FCC to establish, and the FCC has adopted, regulations and policies for the issuance of licenses for digital television ("DTV") to incumbent television broadcast licensees. DTV is expected to deliver high definition television pictures and multiple digital-quality program streams, as well as CD-quality audio programming and advanced digital services, such as data transfer or subscription video. The FCC also has authorized television broadcast stations to transmit textual and graphic information.

      Alternative Video Distribution Systems. Cable television operators, including the Company, also face competition from companies that provide video programming using alternative technologies for receiving and distributing television signals. Such current and potential competitors include direct broadcast satellite, multiple channel distribution systems and master antenna television and satellite master antenna television systems.

            Direct Broadcast Satellite. Direct broadcast satellite providers, which distribute programming to subscribers' receiving equipment by high-powered satellite transmission, currently constitute the most prevalent form of competition for traditional cable television systems. Currently, there are three direct broadcast satellite providers that have launched services that compete with the cable television services provided by the Company in its service areas: DirecTV, Inc. ("DirecTV"), EchoStar Communications Corp. ("EchoStar") and United States Satellite Broadcasting Corporation, Inc. ("USSB"). In addition,

      PRIMESTAR, Inc. ("PrimeStar") operates a medium-powered fixed satellite service which provides services similar to those offered by direct broadcast satellite providers. According to a recent report issued by the FCC concerning competition in the United States video market, as of June 1998, direct broadcast satellite providers and PRIMESTAR served, in the aggregate, approximately 7.0 million subscribers, constituting 9.4% of the multichannel video programming service market. Franchised cable operators continue to service 85% of the multichannel video programming service market. The direct broadcast satellite industry is undergoing consolidation. On January 22, 1999, Hughes Electronics Corporation ("Hughes"), the owner of DirecTV, announced that it had reached an agreement with PrimeStar to acquire PrimeStar's approximately 2.3 million medium power satellite subscriber business and related high power satellite assets, subject to regulatory and other consents. On December 14, 1998, Hughes announced that it had signed a definitive merger agreement with USSB to acquire the business and assets of USSB, subject to appropriate regulatory and shareholder approvals. Hughes estimates that the combination of DirecTV, PrimeStar and USSB will result in its direct broadcast satellite business serving more than 7 million subscribers with more than 370 entertainment channels. In November 1998, EchoStar announced that it will purchase satellite television assets from News Corp. and MCI WorldCom, Inc., including an agreement for the transfer to EchoStar of a direct broadcast satellite license, subject to appropriate regulatory and shareholder approvals. EchoStar believes that it will be able to transmit more than 500 channels with its existing and new facilities. In addition, there are several companies licensed or authorized to operate direct broadcast satellite systems who have yet to begin service, including Televisa International, LLC., which the FCC has authorized to offer service to subscribers in the United States via a Mexican satellite. Others may announce intentions to enter the direct broadcast satellite market and may offer direct broadcast satellite services within the Company's service areas.

            To date, the Company believes that it has not lost a significant number of subscribers, or a significant amount of revenue to direct broadcast satellite providers. The Company believes that its services will continue to have a competitive advantage over direct broadcast satellite because (1) the initial equipment and installation costs to the subscriber associated with direct broadcast satellite technology have traditionally been significantly higher than cable television installation costs; (2) currently, direct broadcast satellite providers cannot broadcast local and regional off-air signals, except in limited circumstances (and the Company believes that in the event direct broadcast satellite providers develop the technology and receive the necessary regulatory approval to provide these broadcast signals, they will target areas of greater population density than the Company's current service areas); (3) direct broadcast satellite subscribers in a single household may not view different channels simultaneously on other television sets without installing additional receivers for each television set, usually at additional costs;
      (4) direct broadcast satellite subscribers may experience signal loss in extreme weather conditions; and (5) direct broadcast satellite providers have a limited ability to provide interactive services. The direct broadcast satellite industry is seeking to modify current law in order to transmit local channels to its subscribers. In addition, while the effect of competition from these direct broadcast satellite services cannot be specifically predicted, it is clear that there has been significant growth in direct broadcast satellite subscribers nationwide and that such competition may continue as, among other things, developments in technology continue to increase satellite transmitter power and decrease the cost and size of equipment needed to receive these transmissions. Moreover, direct broadcast satellite providers have the additional advantage of not being subject to many of the regulations imposed on franchised cable operators, such as rate regulation and franchise fee payments. Direct broadcast satellite providers have, in some cases, procured exclusive programming distribution rights. See "Risk Factors--Risks Associated with Competition."

            Multiple Channel Distribution Systems. The Company faces competition in certain of its systems from multiple channel distribution systems, which use low power microwave frequencies to transmit video programming over the air to subscribers. Wireless distribution services generally provide many of the programming services provided by cable television systems, and digital compression technology is likely to increase significantly the channel capacity of these systems. However, multiple channel distribution systems service requires unobstructed "line of sight" transmission paths. The Company faces competition from multiple channel distribution systems in Bay City, Michigan, Madison, Wisconsin, and North Platte, Grand Island and Beatrice, Nebraska. At this time, the Company does not view any of these competitors as a material threat to its business and operations.

            Multiple channel distribution systems generally is less expensive for subscribers than cable television due in large part to the fewer number of channels it offers. Amendments to FCC regulations enable multiple channel distribution systems to compete more effectively with cable television systems by making available additional channels to the multiple channel distribution systems industry and by refining the procedures through which multiple channel distribution systems licenses are granted.

            Master Antenna Television and Satellite Master Antenna Television. Master antenna television and satellite master antenna television systems are small, closed cable television systems which operate within hotels, apartment complexes, condominium complexes and individual residences. Due to the widespread availability of satellite earth stations, such private cable television systems can offer both improved reception of local television stations and many of the same satellite-delivered program services which are offered by franchised cable television systems. Master antenna television and satellite master antenna television systems currently benefit from operating advantages not available to franchised cable television systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities.

            By reducing the regulations affecting the cable television industry, the Telecommunications Act may reduce some of the advantages that have previously been enjoyed by master antenna television and satellite master antenna television providers. However, since master antenna television and satellite master antenna television systems generally do not fall within the 1992 Cable Act's definition of a "cable system," such services may be exempt from other requirements of the 1992 Cable Act that were not amended by the Telecommunications Act and which therefore still impact cable television operators. Furthermore, it is possible that as a result of the expansion under the Telecommunications Act of the scope of entities which are exempt from regulation as "cable systems," some master antenna television and satellite master antenna television systems previously regulated as "cable systems" are exempt from regulation under the Communications Act (including regulation under the 1984 Cable Act and the 1992 Cable Act). Exemption from regulation may provide a competitive advantage to certain of the Company's current and potential competitors.

      Telephone Companies. The Telecommunications Act removes certain regulatory barriers for local exchange carriers ("LECs") and others to provide a wide variety of video services competitive with services provided by cable television systems. For example, telephone companies may now provide video programming directly to their customers in their telephone service territory, subject to certain regulatory requirements. See "Legislation and Regulation." Various LECs currently are providing video programming services within and outside their telephone service areas through a variety of distribution methods, including the deployment of broadband wire facilities and the use of wireless transmission facilities. Cable television systems could be placed at a competitive disadvantage if the delivery of video programming services by LECs becomes widespread, since LECs are not required, under certain circumstances, to obtain local franchises to deliver such video services or, in some instances, to comply with the variety of obligations imposed upon cable television systems under such franchises. Issues of cross-subsidization by LECs of video and telephony services also pose strategic disadvantages for cable television operators seeking to compete with LECs that provide video services. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

      Most of the Company's cable television assets are located in the operating areas of two Regional Bell Operating Companies. It is not clear at this time whether any of such Regional Bell Operating Companies intend to compete with the Company directly or by constructing broadband video delivery systems within the Company's area of operation. The Company is unable to predict whether and to what extent any of such Regional Bell Operating Companies, or any other telephone company, will seek to compete directly with the Company, or the effect that any such competition will have on the Company's business.

      LECs and other companies provide facilities for the transmission and distribution to homes and businesses of interactive services, including Internet service, as well as data and other non-video services. Many of these services will compete with services offered by the Company. The Company cannot predict the likelihood of success of the broadband services offered by the Company's competitors or the impact on the Company of such competitive ventures.

      Open Video Systems. The Telecommunications Act established a new framework for the delivery of video programming, the open video system ("OVS"). Under the statute and the FCC's rules, subject to certain exceptions, a LEC or other entrant (other than a cable television system operator) may provide in-region distribution of video programming to subscribers, although the OVS operator must provide non-discriminatory access to unaffiliated programmers on a portion of its channel capacity. The FCC has to date certified approximately 15 companies to provide OVS in various parts of the United States. The Fifth Circuit Court of Appeals recently reversed certain of the FCC's OVS rules, including the FCC's rule preempting local franchise requirements, although the FCC requested a rehearing on the Fifth Circuit's decision.

      Internet Video. Video programming may be distributed over the Internet or other data channels for viewing on computer terminals. This is accomplished by using video compression technologies and through downloading of the video data for later playback or through "video streaming." Due to bandwidth and other limitations, this method of video distribution does not yet produce programming that is comparable in length, quality, or convenience to cable television service.

      Public Utility Holding Companies. The Telecommunications Act also authorizes registered utility holding companies and their subsidiaries to provide video programming services, notwithstanding the applicability of the Public Utility Holding Company Act. Electric utilities also have the potential to become significant competitors in the video marketplace, as many of them already possess fiber optic transmission lines in areas they serve. In the last year, several utilities have announced, commenced, or moved forward with ventures involving multichannel video programming distribution. See "Legislation and Regulation."

      To date, the Company believes that it has not lost a significant number of subscribers, nor a significant amount of revenue, to its competitors' systems. However, competition from these technologies may have a negative impact on the Company's cable television business in the future. As the Company expands its offerings to include telecommunications services, it will be subject to competition from other telecommunications providers. The telecommunications industry is highly competitive and includes competitors with greater financial and personnel resources, who have brand name recognition and long-standing relationships with regulatory authorities. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, Regional Bell Operating Companies and others may result in providers capable of offering cable television and telecommunications services in direct competition with the Company. See "Risk Factors--Risks Associated with Competition." Other new technologies may become competitive with services that the Company may offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environments are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the cable television industry or on the operations of the Company.

Franchises

      As of December 31, 1998, after giving effect to the TCI Transactions, the Company would have had an aggregate of 488 cable television franchises. These franchises often provide for the payment of fees to the issuing authority, which is usually a local government. The 1984 Cable Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of the gross revenues attributable to subscribers located in the franchise area and also permits the operator of a cable television system to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. For the three years ended December 31, 1998, franchise fee payments made by the Company have averaged approximately 4% of gross cable television revenues.

      The table below illustrates the grouping of the franchises held by the Company as of December 31, 1998, after giving effect to the TCI Transactions:

                                              As of December 31, 1998
                                    --------------------------------------------
                                                                  Percentage
Year of Franchise                       Number of                  of Total
Expiration                             Franchises                 Franchises
------------------                  -----------------         ------------------
1999................................        31                        6.3
2000................................        15                        3.1
2001................................        53                       10.9
2002................................        52                       10.6
2003 and after......................       277                       56.8
                                          ----                      -----
Total...............................       428                       87.7
                                          ====                      =====

      As of December 31, 1998, the Company had 43 expired franchises, approximately 8.8% of total franchises. The Company is in the process of renewing its expired franchises. In addition, the Company has 11 franchises with indefinite expiration dates and six systems in which no franchises are required, there exist no written agreements, or are being operated pursuant to extension permits.

      The 1992 Cable Act requires franchising authorities to render a final decision on any franchise transfer request within 120 days after the receipt of all information required by FCC regulations and by the franchising authority. Approval is deemed to be granted if the franchising authority fails to render a final decision on the request within such period, unless an extension of 120 day deadline has been agreed to by the franchising authority and the parties to the transfer application.

      The 1984 Cable Act provides for an orderly franchise renewal process and establishes comprehensive renewal procedures which require an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. A franchising authority may not unreasonably withhold the renewal of a franchise. If a franchise renewal is denied and the system is acquired by the franchising authority or a third party, then such franchising authority or other purchaser must pay the operator the "fair market value" for the system covered by the franchise. See "Risk Factors--Franchises" and "Legislation and Regulation."

      Under the Telecommunications Act, cable operators are not required to obtain franchises for the provision of telecommunications services, and, with certain exceptions, franchising authorities are prohibited from limiting, restricting, or conditioning the provision of such services. In addition, franchising authorities may not require a cable operator to provide any telecommunications service or facilities, other than institutional networks, as a condition of an initial franchise grant, a franchise renewal, or a franchise transfer. The Telecommunications Act also provides that franchise fees are limited to an operator's cable-related revenues and do not apply to revenues that a cable operator derives from providing new telecommunications services. However, the Company currently pays franchise fees for such new telecommunications services.

      Management believes that the Company's franchise relationships are satisfactory.

Properties

      The Company's principal physical assets consist of cable television plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of its cable television systems. The Company's cable television plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. The physical components of the Company's cable television systems require maintenance and periodic upgrading to keep pace with technological advances.

      The Company owns or leases real property for signal reception sites and business offices in many of the communities served by its systems and for its principal executive offices. The Company owns most of its service vehicles.

      Management believes that the Company's properties are in good operating condition and are suitable and adequate for the Company's business operations.

Legal Proceedings

      The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business. Management does not believe that any of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company. See "Risk Factors--Late Fee Litigation" and "Legislation and Regulation--Federal Regulation--Other Matters."

Employees

      As of December 31, 1998, after giving effect to the TCI Transactions, the Company had 1,229 employees at 48 locations, 1,186 of which were full-time. Of the 1,186 full-time employees, 34 were covered by collective bargaining agreements at two locations. The Company considers its relationship with its employees to be satisfactory.

                           LEGISLATION AND REGULATION

      The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal and state legislation and regulations currently are the subject of judicial proceedings, legislative hearings, and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry or the Company can be predicted at this time. The Telecommunications Act required the FCC to undertake a host of implementing rulemakings, the final outcome of which cannot yet be determined. Moreover, Congress and the FCC have frequently revisited the subject of cable television regulation and may do so again.

      The cable television industry is subject to extensive regulation under federal law by Congress and the FCC, and is additionally regulated by some state governments and substantially all local governments. Various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies may, in the future, materially affect the regulation, operations and business of the cable television industry.

      The four most significant pieces of federal legislation that affect the cable television industry are the Communications Act, the 1984 Cable Act, the 1992 Cable Act and the Telecommunications Act. The following is a summary of these laws and other significant federal laws and regulations which affect the growth and operation of the cable television industry, as well as a description of certain state and local laws.

Federal Statutory Law

      The 1984 Cable Act became effective on December 29, 1984. This federal statute, which amended the Communications Act, created uniform national standards and guidelines for the regulation of cable television systems. The 1984 Cable Act was amended in many respects by the 1992 Cable Act, which was enacted by Congress on October 5, 1992. The 1992 Cable Act significantly changed the regulatory environment in which participants in the cable industry operate. Principal responsibility for implementing the policies of the 1984 Cable Act and the 1992 Cable Act is allocated between the FCC and state or local franchising authorities. The 1992 Cable Act and the FCC's implementing regulations allowed for a greater degree of regulation of the cable television industry than had previously been in effect with respect to, among other things: (1) cable television system rates for both basic (and associated equipment) and certain non-basic services; (2) program access and exclusivity arrangements; (3) access to cable channels by unaffiliated programming services; (4) leased access terms and conditions; (5) horizontal and vertical ownership of cable television systems; (6) customer service requirements; (7) franchise renewals; (8) television broadcast signal carriage and retransmission consent; (9) technical standards; (10) customer privacy; (11) consumer protection matters; (12) cable equipment compatibility; (13) obscene or indecent programming; and (14) requirements that subscribers not be required to subscribe to tiers of service other than the basic service tier as a condition of purchasing premium services.

      The 1992 Cable Act and the FCC's implementing regulations encouraged competition with existing cable television systems by allowing municipalities to own and operate their own cable television systems without having to obtain a franchise, preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable television system's service area and prohibiting, with certain exceptions, the common ownership of cable television systems and multiple channel distribution systems or satellite master antenna television systems located in the same service areas. The Telecommunications Act modified the cross-ownership restrictions. See "--Telecommunications Legislation--Cross Ownership; Reduced Regulations." The 1992 Cable Act and the FCC's implementing regulations also precluded operators of cable television systems affiliated with video programmers from favoring such programmers in determining carriage on their cable systems or from unreasonably restricting the sale of their programming to other multichannel video distributors.

      In a significant development, the Telecommunications Act became law in 1996. The Telecommunications Act materially alters federal, state and local laws pertaining to cable television, telecommunications and other related services. The legislation deregulated rates for CPS packages on March 31, 1999, and deregulated rates with respect to certain small cable operators and cable operators that face video competition from LECs. The Company's "preferred basic" services are classified as CPS packages. The Telecommunications Act encourages additional competition in the video programming industry by, among other things, allowing LECs, including the Regional Bell Operating Companies and their subsidiaries, to provide video programming in their own telephone service areas (with some regulatory safeguards), in competition with operators of cable television systems.

Federal Regulation

      The FCC, the principal federal regulatory agency with jurisdiction over the cable television industry, has promulgated regulations covering a number of matters relevant to the cable industry. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities frequently used in connection with cable operations. A brief summary of the most significant of these federal regulations and, where applicable, the effect of the Telecommunications Act on such regulations follows.

   Rate Regulation

      The 1984 Cable Act codified existing FCC preemption of rate regulation for premium channels and optional nonbasic service packages. The 1984 Cable Act also deregulated basic service rates for cable television systems determined by the FCC to be subject to "effective competition." The 1992 Cable Act replaced the FCC's old standard for determining "effective competition," under which most cable television systems were exempt from rate regulation, with a statutory provision that subjected nearly all cable television systems to regulation of basic and CPS service rates. Under the 1992 Cable Act, a local franchising authority in a community not subject to "effective competition" generally is authorized to regulate basic cable rates after certifying to the FCC that, among other things, it will adopt and administer rate regulation consistent with FCC rules, and in a manner that will provide a reasonable opportunity to consider the views of interested parties. Upon certification, the franchising authority obtains the right to approve the basic rates charged by an operator of cable television systems. In regulating the basic service rates, certified local franchise authorities have the authority to order a rate refund of previously paid rates determined to be in excess of the maximum permitted reasonable rates. The Telecommunications Act expands the definition of "effective competition" to include any franchise area in which an LEC (or an affiliate thereof) provides video programming services to subscribers by any means, other than through direct broadcast satellite services. In order to qualify as "effective competition," such LEC must provide programming services "comparable" to services provided by operators of cable television systems in the franchise area.

      Additionally, the 1992 Cable Act: (1) authorized the FCC to adopt a formula to be applied by franchising authorities to ensure that basic service rates are reasonable; (2) allowed the FCC to review rates for CPS packages (other than per-channel or per-program services) in response to complaints filed by franchising authorities and/or cable subscribers; (3) prohibited cable television systems from requiring subscribers to purchase service tiers above the basic service tier in order to purchase premium services where the relevant system is technically capable of providing such services; (4) required the FCC to adopt regulations to establish, on the basis of actual costs, prices for the installation of cable service, remote controls, converter boxes and additional outlets; and (5) allowed the FCC to impose restrictions on the retiering and rearrangement of cable services under certain limited circumstances.

      Notwithstanding the enactment of the Telecommunications Act, certain rate regulation provisions under the 1992 Cable Act remain in effect for operators of cable television systems subject to rate regulation. In particular, basic service rates remain subject to regulation by local franchising authorities, except, in certain instances, with respect to certain small cable operators. The Telecommunications Act immediately eliminated regulation of rates for CPS packages for a defined class of "small cable operators." Rates for the basic service tiers of small cable operators are deregulated if their systems offered only a single tier of services as of December 31, 1994. To qualify as a "small cable operator," the operator (including affiliates) must serve in the aggregate fewer than one percent of all subscribers located in the United States and have affiliate gross revenues not exceeding $250 million. The exception applies in any franchise area in which the operator serves 50,000 or fewer subscribers. The Company does not believe that it would qualify as a "small cable operator" under the Telecommunications Act due to the fact that it would likely be deemed to have "affiliate gross revenues" exceeding $250 million as a result of its affiliation with TCI. Therefore, under the Telecommunications Act, the Company's systems continue to be subject to basic service rate regulation in jurisdictions where the local franchising authorities have been certified to regulate rates. The Company's systems were also subject to regulation of rates for CPS packages until the statutory repeal of such regulation occurred on March 31, 1999, as described below.

      The Telecommunications Act eliminated regulation of rates for CPS packages for all cable operators as of March 31, 1999. The FCC will continue to process complaints regarding CPS service offered prior to March 31, 1999. These Telecommunications Act provisions should materially alter the applicability of FCC rate regulations adopted under the 1992 Cable Act for non-basic service.

      The Telecommunications Act relaxes the uniform rate requirements of the 1992 Cable Act, which required an operator of cable television systems to have a uniform rate structure for the provision of cable services throughout the geographic area in which the operator provides cable service. Specifically, the legislation clarifies that the uniform rate provision does not apply where an operator of a cable television system faces "effective competition." In addition, bulk discounts to multiple dwelling units are exempted from the uniform rate requirements. The FCC recently clarified that a "bulk discount" is a discount available to all residents of a multiple dwelling unit. However, complaints may be made to the FCC against operators of cable television systems not subject to effective competition for "predatory" pricing (including with respect to bulk discounts to multiple dwelling units). The Telecommunications Act also permits operators of cable television systems to aggregate, on a franchise, system, regional or company level, its equipment costs in broad categories. The Telecommunications Act is also expected to facilitate the rationalization of equipment rates across jurisdictional boundaries. However, these cost-aggregation rules do not apply to the limited equipment used by subscribers who only receive basic service. The FCC has issued rules to implement the cost-aggregation provisions.

      The FCC has adopted rules designed to implement the 1992 Cable Act's rate regulation provisions. The FCC's revised regulations contain standards for the regulation of basic service rates. The revised rate regulations adopt a benchmark price cap system for measuring whether existing basic service rates are reasonable, and provide a formula for evaluating future rate increases. Alternatively, operators of cable television systems have the opportunity to make cost-of-service showings which, in some cases, can justify rates above the applicable benchmarks. The rules also require that charges for cable-related equipment (e.g., converter boxes and remote control devices) and installation services be unbundled from the provision of cable service, and that charges for such equipment be based instead upon actual cost thereof plus a reasonable profit. The FCC's regulations require that charges for equipment and installation services be recalculated annually and adjusted accordingly.

   "Anti-Buy Through" Provisions

      The 1992 Cable Act and corresponding FCC regulations allow subscribers to purchase video programming which is offered on a per channel or per program basis without having to subscribe to any service other than the basic service, subject to available technology. The available technology exception sunsets on October 5, 2002. The FCC may waive compliance with this requirement for a specified period the FCC deems reasonable and appropriate if it determines that compliance with such requirement would require the operator to increase its rates and the waiver would serve the public interest. Most of the Company's cable television systems do not have the technological capability to offer programming in the manner required by the 1992 Cable Act and currently are exempt from complying with the requirement. Management cannot predict the extent to which this provision of the 1992 Cable Act and the corresponding FCC rules may cause subscribers to discontinue their subscriptions for optional CPS packages in favor of the less expensive basic cable service.

   Carriage of Broadcast Television Signals

      The 1992 Cable Act allows commercial television broadcast stations which are "local" to a cable television system to elect every three years either (1) to require the cable television system to carry the station, subject to certain exceptions (known as the "must carry" requirement), or (2) to deny the cable television system the right to carry the station without the station's express consent (known as "retransmission consent"). Local noncommercial television stations are also given mandatory carriage rights, subject to certain exceptions, but are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems must obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations," i.e., commercial satellite-delivered independent stations such as WGN. The "must carry" provisions were under judicial review in the United States Supreme Court and remained in effect during the litigation. On March 31, 1997, the United States Supreme Court upheld the "must carry" provisions on constitutional grounds. Thus, operators of cable television systems remain subject to the "must carry" requirements. Pursuant to the Telecommunications Act, the FCC is considering the "must carry" rights of digital television stations, which could substantially increase the burden associated with "must carry" rights. Congress and the FCC may also consider whether DBS operators should be subject to must carry requirements.

   Renewal of Franchises

      The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the operator of the cable television system or the franchising authority, they can provide substantial protection to incumbent franchisees. Notwithstanding the renewal process, franchising authorities and operators of cable television systems remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards if the formal renewal procedures are invoked. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements, such as requiring upgrades to facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

      The 1992 Cable Act made several changes to the process under which an operator of cable television systems may seek to enforce its renewal rights. These changes could make it easier in some cases for a franchising authority to deny renewal. Under the 1992 Cable Act, franchising authorities may consider the "level" of programming service provided by an operator of cable television systems in deciding whether to renew. For alleged franchise violations occurring after December 29, 1984, franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has "effectively acquiesced" to such past violations. Rather, the franchising authority is estopped if, after giving the operator notice and opportunity to cure, it fails to respond to a written notice from the operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be "harmless error."

   Franchise Transfers

      The 1992 Cable Act requires franchising authorities to act on any franchise transfer request within 120 days after receipt of all information required by FCC regulations and by the franchising authority. Approval is deemed to be granted if the franchising authority fails to render a final decision on the request within such period unless an extension of time has been agreed to by the franchising authority and the parties to the transfer application.

   Channel Set-Asides

      The 1984 Cable Act permits local franchising authorities to require operators of cable television systems to set aside certain channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The channels set aside may be utilized by the operator for other activities until utilized for such programming. The U.S. Supreme Court has upheld the statutory right of cable operators to prohibit or limit the provision of indecent or obscene programming on commercial leased access channels. While operators of cable television systems are permitted to set reasonable leased access rates, the FCC has established a formula for determining maximum reasonable rates, as required under the 1992 Cable Act. The FCC reconsidered and revised its rules governing the rates that operators may charge for this designated channel capacity as well as its rules governing the use of such channels. Among other revisions to the rules, operators must now compute the rates for these channels based on average, rather than on the highest spread between program costs and subscriber revenues, and, consequently, the rates that operators are permitted to charge for these channels may have decreased.

   Inside Wiring; Subscriber Access

      In a 1997 order, the FCC established rules that require an incumbent cable operator upon expiration of a multiple dwelling unit service contract to sell, abandon, or remove "home run" wiring that was installed by the cable operator in a multiple dwelling unit building. These inside wiring rules are expected to assist building owners in their attempts to replace existing cable operators with new programming providers who are willing to pay the building owner a higher fee, where such a fee is permissible. Additionally, the FCC has proposed to restrict exclusive contracts between building owners and cable operators or other multichannel video programming distributors. In another proceeding, the FCC has issued an order preempting state, local and private restrictions on over-the-air reception antennas placed on rental properties in areas where a tenant has exclusive use of the property, such as balconies or patios. However, tenants may not install such antennas on the common areas of multiple dwelling units, such as on roofs. This new order may limit the extent to which multiple dwelling unit owners and the Company may enforce certain aspects of multiple dwelling unit agreements which otherwise would prohibit, for example, placement of direct broadcast satellite receive antennae in multiple dwelling unit areas (such as apartment balconies or patios) under the exclusive occupancy of a renter.

   Equal Employment Opportunity

      The 1984 Cable Act included provisions to ensure that minorities and women are provided equal employment opportunities within the cable television industry. The statute required the FCC to adopt reporting and certification rules that apply to all operators of cable television systems with more than five full-time employees. Pursuant to the requirements of the 1992 Cable Act, the FCC has imposed more detailed annual Equal Employment Opportunity ("EEO") reporting requirements on operators of cable television systems and has expanded those requirements to all multichannel video service distributors. Failure to comply with the EEO requirements can result in the imposition of fines and/or other administrative sanctions, or may, in certain circumstances, be cited by a franchising authority as a reason for denying a franchisee's renewal request. A recent federal appeals court decision overturning the FCC's broadcast EEO rules on constitutional grounds may call into question the validity of the cable EEO rules. However, the Company cannot predict the effect of that litigation on the cable industry at this time. As a direct result of the federal appellate court decision referenced above, the FCC is now conducting a rulemaking in which it is reevaluating both the broadcast and cable EEO regulations.

   Technical Requirements

      The FCC has imposed technical standards applicable to all channels on which downstream video programming is carried, and has prohibited franchising authorities from adopting standards which are in conflict with or more restrictive than those established by the FCC. The Telecommunications Act provides that local and state authorities may not prohibit, restrict or condition a cable television system's use of any transmission technology or subscriber equipment. In order to prevent harmful interference with aeronautical navigation and safety radio services, the FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108-137 MHZ and 225-400 MHZ bands and established limits on cable television system signal leakage. Periodic testing by cable operators for compliance with these technical standards and signal leakage limits is required.

      The FCC has adopted regulations to implement the requirements of the 1992 Cable Act designed to improve the compatibility of cable television systems and consumer electronics equipment. These regulations, inter alia, generally prohibit operators of cable television systems from scrambling their basic service.

   Other Matters

      FCC regulations also address numerous other matters, including a cable television system's carriage of local sports programming, franchise fees, pole attachments, customer service, rules applicable to origination cablecasts governing political programming, rates charged to political candidates, personal attacks, sponsorship identification, lottery information and limitations on advertising contained in children's programming.

      The Company is presently the subject of various proceedings before the FCC regarding rates charged to subscribers for both basic service and CPS packages, none of which management believes to be material to the Company's operations. From time to time, the Company may be the subject of other proceedings before the FCC. The Company cannot predict the outcome of any pending proceedings or any other proceeding that may be before the FCC in the future.

Telecommunications Legislation

      The Telecommunications Act materially alters federal, state and local laws and regulations pertaining to cable television, telecommunications and other services. In addition to the amendments previously discussed herein, the legislation also allows additional competition in video programming by telephone companies and public utility companies, and makes other revisions to the Communications Act, including amendments to the 1984 Cable Act and the 1992 Cable Act.

      The most far-reaching changes in the communications industry may result from the telephony provisions of the Telecommunications Act. These provisions promote local exchange competition as a national policy by eliminating legal barriers to competition in the local telephone business and setting standards to govern the relationships among telecommunications providers. The provisions also establish uniform requirements and standards for entry, competitive carrier interconnection, and unbundling of LEC monopoly services. Subject to certain limitations, the Telecommunications Act expressly prohibits any legal barriers to competition in intrastate or interstate communications service under state and local laws. The Telecommunications Act also empowers the FCC, after notice and an opportunity for comment, to preempt the enforcement of any statute, regulation or legal requirement that prohibits, or has the effect of prohibiting, the ability of any entity to provide any intrastate or interstate telecommunications service.

      The Telecommunications Act is intended, in part, to promote substantial competition in the marketplace for telephone service and in the delivery of video and other services, and permits operators of cable television systems to enter the local telephone exchange market. The cable industry's ability to offer telephone services competitively may be adversely affected by the degree and form of regulatory flexibility afforded to LECs and, in part, will depend upon the outcome of various FCC rulemakings and judicial proceedings, including the proceedings dealing with the interconnection obligations of telecommunications carriers. The FCC adopted regulations implementing the Telecommunications Act requirement that LECs open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties appealed these regulations. The U.S. Court of Appeals for the Eighth Circuit, where the appeals were consolidated, vacated key portions of the FCC's regulations, including the FCC's pricing and non-discrimination rules. The Eighth Circuit's decision was appealed to the U.S. Supreme Court, which issued its decision on January 25, 1999. The U.S. Supreme Court upheld most of the FCC's interconnection regulations, including the pricing and nondiscrimination rules provisions, but remanded certain "unbundling" rules to the FCC. The FCC has begun a new proceeding with respect to the unbundling requirements. The ultimate outcome of the FCC's rulemakings, and the ultimate impact of the Telecommunications Act or any final regulations adopted pursuant to this legislation or any additional litigation on the Company or its business cannot be determined at this time.

      The Company may be required to apply for and obtain prior authorization from the FCC and states to offer telecommunications services, and to comply with a variety of ongoing regulatory requirements applicable to telecommunications carriers.

   Telephone Company Provision of Video Programming

      The Telecommunications Act repeals the statutory ban against telephone companies providing video programming services in their telephone service areas. Therefore, the Telecommunications Act permits telephone companies to compete directly with operators of cable television systems. Under the legislation, LECs, including the Regional Bell Operating Companies and their subsidiaries, are allowed to compete with operators of cable television systems, including the Company, both inside and outside the LECs' telephone service areas, with some regulatory safeguards. The legislation recognizes several means by which telephone companies may opt to provide competitive video programming, each of which may subject the telephone company to different regulation.

      If a telephone company provides video programming services via radio communications, it will be regulated under Title III of the Communications Act (the general sections governing use of the airwaves), rather than under Title VI (cable regulation). If a telephone company provides common carriage transport of video programming, it will be subject to the requirements of Title II of the Communications Act (the general common carrier provisions), rather than Title
VI. Telephone companies providing video programming through any other means (other than as an "open video system," as described below) will be regulated under Title VI.

      The FCC prescribed new rules that prohibit open video systems from discriminating among video programming providers with regard to carriage, and that ensure that open video system rates, terms, and conditions for service are reasonable and not unjustly or unreasonably discriminatory. The FCC also adopted regulations prohibiting an open video system operator and its affiliates from occupying more than one-third of the system's activated channels when demand for channel capacity exceeds supply. The Telecommunications Act also mandates open video system regulations that (1) permit the operator to use channel-sharing arrangements, (2) extend to open video systems the FCC's sports exclusivity, network non-duplication and syndicated exclusivity regulations and (3) prohibit the operator from unreasonably discriminating in its own favor in the way information about programming is presented or provided to subscribers. Open video systems will be subject to the authority of local governments to manage public rights-of-way. Local franchising authorities may require open video system operators to pay fees, which are limited to a percentage of the gross revenue of the operator and its affiliates, and which may not exceed the rate at which franchise fees are imposed on any operator of cable television systems in the corresponding franchise area. The Fifth Circuit Court of Appeals recently reversed certain of the FCC's OVS rules, including the FCC's rule preempting local franchise requirements. The decision may be subject to further appeals.

   Buyouts

      The Telecommunications Act generally prohibits buyouts of cable television systems (including any ownership interest of such systems exceeding 10%) by LECs within an LEC's telephone service area, buyouts by operators of cable television systems of LEC systems within a cable operator's franchise area, and joint ventures between operators of cable television systems and LECs in the same markets. There are some statutory exceptions, including a rural exemption which permits buyouts in which the purchased system serves a non-urban area with fewer than 35,000 inhabitants. Also, the FCC may grant waivers of the buyout provisions in cases where (1) the operator of a cable television system or the LEC would be subject to undue economic distress if such provisions were enforced, (2) the system or facilities would not be economically viable in the absence of a buyout or a joint venture or (3) the anticompetitive effects of the proposed transaction are clearly outweighed by the transaction's effect in light of community needs. The respective local franchising authority must approve any such waiver. The FCC has also granted temporary waivers of this anti-buyout provision.

   Public Utility Competition

      The Telecommunications Act also authorizes registered utility holding companies and their subsidiaries to provide video programming services, notwithstanding the Public Utility Holding Company Act. In order to take advantage of the legislation, public utilities must establish separate subsidiaries through which to operate any cable operations. Such utility companies must also apply to the FCC for operating authority. Several such utilities have been granted broad authority by the FCC to engage in activities which could include the provision of video programming.

   Cross-Ownership; Reduced Regulations

      The Telecommunications Act makes several other changes to relax ownership restrictions and regulation of cable television systems. The Telecommunications Act repeals the 1992 Cable Act's three-year holding requirement pertaining to sales of cable television systems. The statutory broadcast/cable cross-ownership restrictions imposed under the 1984 Cable Act have been eliminated, although the FCC's regulations prohibiting broadcast/cable common-ownership currently remain in effect. The satellite master antenna television/cable cross-ownership and the multiple channel distribution systems/cable cross-ownership restrictions have been eliminated for operators of cable television systems subject to "effective competition."

      The Telecommunications Act may also exempt certain of the Company's competitors from regulation as cable systems. The legislation amends the definition of a "cable system" under the Communications Act so that competitive providers of video services will be regulated and franchised as "cable systems" only if they use public rights-of-way. Thus, a broader class of entities (including some entities which may be in competition with the Company) providing video programming may be exempt from regulation as cable television systems under the Communications Act.

   Pole Attachments

      The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable television systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates, as is the case in certain states in which the Company operates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable television systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC has concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The FCC's existing pole attachment rate formula, which may be modified by a pending rulemaking proceeding, governs charges for utilities for attachments by cable operators providing only cable television services. The Telecommunications Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable television systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. The FCC also has adopted new regulations to govern the charges for pole attachments used by companies who are providing telecommunications services, including cable television operators. These new pole attachment rate regulations will become effective in February 2001. Any resulting increase in attachment rates will be phased in equal annual increments over a period of five years beginning in February 2001. The ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

   Miscellaneous Requirements

      The Telecommunications Act also imposes requirements on operators of cable television systems, including an obligation, upon request, to fully scramble or block at no charge the audio and video portion of any channel not specifically subscribed to by a household. In addition, it requires that sexually explicit programming be scrambled, blocked or restricted to those hours of the day when children are unlikely to view the programming, as determined by the FCC, although a recent federal district court ruling found the scrambling provision unconstitutional. The scrambling requirement could increase operating expenses for operators of cable television systems and provide a competitive advantage to less regulated providers of video programming services. However, the decision has no impact on the operating expenses of the Company.

FCC Implementation of the Telecommunications Act

      The FCC is presently, and will be, engaged in numerous proceedings to implement various provisions of the Telecommunications Act. In addition to the proceedings previously discussed herein, the FCC recently completed a proceeding implement most of the cable-related reform provisions of the Telecommunications Act.

      In this proceeding, the FCC clarified that rates for CPS services provided after March 31, 1999 will not be subject to FCC review and regulation. The FCC will continue to process complaints regarding rates for services provided prior to March 31, 1999. Regarding "effective competition," from LECs, LEC affiliates, or multichannel video programming distributors using LEC facilities, the FCC determined that effective competition will be found if a LEC's service offering substantially overlaps the incumbent cable operator's service in the same franchise area. Potential as well as actual LEC service can be considered. The Telecommunications Act also requires that the LLC's programming service be comparable to the incumbent cable operator's service. The FCC adopted the definition used for the competing provider test for effective competition, which specifies that comparable service must include at least 12 channels of video programming, including at least one channel of nonbroadcast service.

      Certain provisions of the Telecommunications Act could materially affect the growth and operation of the cable television industry and the cable services provided by the Company. Although the legislation may substantially lessen regulatory burdens, the cable television industry may be subject to additional competition as a result thereof. See "Business--Competition." There are numerous rulemakings which have been, and which will be, undertaken by the FCC which will interpret and implement the provisions of the Telecommunications Act. Furthermore, certain provisions of the Telecommunications Act have been, and likely will continue to be, subject to judicial challenge. The Company is unable at this time to predict the outcome of such rulemakings or litigation or the short and long-term effect (financial or otherwise) of the Telecommunications Act and the FCC rulemakings on the Company.

Copyright

      Cable television systems are subject to federal copyright licensing requirements covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, operators of cable television systems obtain a compulsory license to retransmit broadcast signals. The amount of this royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried and the location of the cable television system with respect to over-the-air television stations. Operators of cable television systems are liable for interest on underpaid, latepaid and unpaid royalty fees, but are not entitled to collect interest on refunds received for overpayment of copyright fees.

      The Copyright Office recently issued a report to Congress reviewing the various copyright licensing regimes governing the retransmission of broadcast signals by multichannel video providers. The Copyright Office recommended that Congress make major revisions of both the cable television and satellite compulsory licenses to make them as simple as possible to administer, to provide copyright owners with full compensation for the use of their works, and to treat every multichannel video delivery system the same, except to the extent that technological differences or differences in the regulatory burdens placed upon the delivery system justify different copyright treatment. The possible simplification, modification or elimination of the compulsory copyright license is the subject of continuing legislative review. The elimination or substantial modification of the cable compulsory license could adversely affect the Company's ability to obtain suitable programming and could substantially increase the cost of programming that remains available for distribution to the Company's customers. The Company cannot predict the outcome of this legislative activity.

      The present policies of the Copyright Office governing the consolidated reporting of certain cable television systems have often led to substantial increases in the amount of copyright fees owed by the systems affected. These situations have most frequently arisen in the context of cable television system mergers and acquisitions. Any changes adopted by the Copyright Office in its current policies may increase the copyright impact of certain transactions involving cable company mergers and cable television system acquisitions.

      Cable operators distribute programming and advertising that use music controlled by the two principal major music performing rights organizations, the Association of Songwriters, Composers, Artists and Producers ("ASCAP") and Broadcast Music, Inc. ("BMI"). In October 1989, the special rate court of the U.S. District Court for the Southern District of New York imposed interim rates on the cable industry's use of ASCAP-controlled music. The same federal district court also established a special rate court for BMI. BMI and cable industry representatives concluded negotiations for a standard licensing agreement covering the performance of BMI music contained in advertising and other information inserted by operators into cable programming and on certain local access and origination channels carried on cable systems. The Company's settlement with BMI did not have a significant impact on the Company's business and operations. ASCAP and cable industry representatives have met to discuss the development of a standard licensing agreement covering ASCAP-controlled music in local origination and access channels and pay-per-view programming. Although the Company cannot predict the ultimate outcome of these industry negotiations or the amount of any license fees it may be required to pay for past and future use of ASCAP-controlled music, it does not believe such license fees will be significant to the Company's business and operations.

State and Local Regulation

      Because a cable television system uses local streets and rights-of-way, cable television systems are subject to state and local regulation, typically imposed through the franchising process. Local and/or state officials are usually involved in franchise selection, system design and construction, safety, service rates, consumer relations, billing practices and community-related programming and services.

      Cable television systems are generally operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. See "Business--Franchises." Although the 1984 Cable Act provides for certain procedural protections, there can be no assurance that renewals of such franchises will be granted or that renewals will be made on similar terms and conditions. Franchises usually call for the payment of fees (which are limited to 5% of the system's gross revenues for cable services under the Communications Act) to the granting authority. Upon receipt of a franchise, the cable television system owner is usually subject to a broad range of obligations to the issuing authority directly affecting the business of the system. Franchises generally contain provisions governing charges for basic cable television services, fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from reasonable to highly restrictive or burdensome.

      The 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems than the 1984 Cable Act did, especially in the area of customer service and basic service rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments.

      Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Although the state and local jurisdictions in which the Company's systems are located are not among those which have adopted legislation centralizing the regulation of cable television systems, there are no assurances that such legislation may not be considered or adopted in the future by states and local jurisdictions in which the Company operates.

                                   MANAGEMENT

      The business and operations of the Company are conducted and managed exclusively by the General Partner of the Parent, subject to certain consent or other rights of the Parent's limited partners. See "Description of the Partnership Agreement." The General Partner of the Parent has engaged Bresnan Communications, Inc. ("BCI"), a corporation wholly owned by William J. Bresnan, to perform management and administrative services, on its behalf, for the Company. See "Risk Factors--Risks Associated with Potential Conflicts of Interest" and "Certain Relationships and Related Transactions."

      In addition, the Company has an Advisory Committee. The Advisory Committee is comprised of nine representatives, with each of the General Partner of the Parent, TCI and Blackstone having the right to designate three members thereof. The Advisory Committee consults with the Company on certain strategic business initiatives from time to time.

Executive Officers and Advisory Committee Members

      The Company. The following table sets forth certain information with respect to the members of the Advisory Committee and the executive officers of BCI who are responsible for providing significant services with respect to the management and operations of the Company. Prior to January 1, 1996, certain of the individuals listed below functioned effectively as executive officers of the Parent, and were compensated for their service as such by the Parent (other than William J. Bresnan, who was compensated by BCI). On January 1, 1996 all such individuals became executive officers of BCI and, in certain instances, another affiliate of William J. Bresnan. Certain of the individuals listed below have been responsible for providing services with respect to the management and operations of the Parent and its subsidiaries since April 23, 1996.

Name                                  Age                                  Position
----                                  ---                                  --------
William J. Bresnan                    65         President and Chief Executive Officer; Member of the Advisory
                                                 Committee
Jeffrey S. DeMond                     43         Senior Vice President, Chief Financial Officer, Treasurer and Assistant
                                                 Secretary; Member of the Advisory Committee
Michael W. Bresnan                    40         Senior Vice President--Domestic Division; Member of the Advisory
                                                 Committee
Leonard Higgins                       40         Vice President--Telephone and Data Services
Andrew C. Kober                       36         Vice President and Controller
Gareth P. McIntosh                    56         Vice President--Engineering
Roger D. Worboys                      51         Vice President--Operations
Joshua H. Astrof                      27         Member of the Advisory Committee
Derek Chang                           30         Member of the Advisory Committee
William R. Fitzgerald                 41         Member of the Advisory Committee
Mark T. Gallogly                      41         Member of the Advisory Committee
Leo J. Hindery, Jr.                   51         Member of the Advisory Committee
Simon P. Lonergan                     30         Member of the Advisory Committee

      William J. Bresnan has been the President and Chief Executive Officer of BCI since its inception in 1984 and is a member of the Advisory Committee of the Company. Mr. Bresnan is also the Secretary and the sole director of BCI, and has served in such capacities since BCI's inception. Prior to founding BCI and the Parent, Mr. Bresnan served as Chairman and Chief Executive Officer of Group W Cable, Inc. from 1981 to 1984. Mr. Bresnan also served as President of Group W Cable's predecessor organization, the Cable TV Division of Teleprompter Corp., from 1974 to 1981. During the twenty years prior to 1984, Mr. Bresnan continuously managed the first, second, or third largest cable company in the U.S., and oversaw the cable build-outs of major metropolitan markets such as San Francisco, Dallas, and Tampa-St. Petersburg. Mr. Bresnan served as President of the Cable Television Division of Teleprompter Corporation from 1974 to 1981. Mr. Bresnan has served on the Board of Directors of the National Cable Television Association for 30 non-consecutive years and as a member of its Executive Committee for non-consecutive terms aggregating 15 years. In addition, Mr. Bresnan is a director of each of Cable in the Classroom, Cable Television Laboratories, the Foundation for Minority Interests in Media, the Cable Television Advertising Bureau and C-SPAN, and is currently Chairman of CablePAC and the National Cable Television Center and Museum. Mr. Bresnan has 40 years of experience in the cable television industry.

      Jeffrey S. DeMond, C.P.A., is Executive Vice President and Chief Financial Officer of BCI and is a member of the Advisory Committee of the Company. Mr. DeMond served as Treasurer and Assistant Secretary of BCI since November 1985. Mr. DeMond served as Senior Vice President of BCI from January 1996 through March 1999, Vice President of BCI from December 1986 through December 1995. In addition, Mr. DeMond served as the Parent's Vice President--Finance and Chief Financial Officer from November 1986 through December 1995 and as its Director of Finance from November 1985 through November 1986. Before joining the Parent, Mr. DeMond served as a Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG
LLP), where he worked with clients in a variety of industries, including radio broadcasting and film syndication from 1979 through 1985. Mr. DeMond is currently an active member of the Accounting Committee of the National Cable Television Association.

      Michael W. Bresnan is Executive Vice President--Domestic Division of BCI and is a member of the Advisory Committee of the Company. Mr. Bresnan served as Senior Vice President -- Domestic Division of BCI from January 1997 through March 1999 and as Senior Vice President--Operations of the Parent from January 1996 through December 31, 1996 and as the Parent's Director of Operations from August 1987 through December 1995. Mr. Bresnan served as General Manager of the Parent's Marquette, Michigan system from October 1985 through August 1987, Mr. Bresnan joined the Parent in July 1985 as its Project Manager. Before joining the Parent, Mr. Bresnan was a design engineer at TRW, Inc., where he was responsible for the design and development of state-of-the-art microwave electronics for use in communications satellites. Mr. Bresnan is a member of the National Cable Television Association's Coalition Opposing Signal Theft.

      Leonard Higgins has been Senior Vice President--Telephone and Data Services of BCI since March 1999. From September 1997 through March 1999, Mr. Higgins was Vice President --Telephone and Data Services of BCI. Before joining BCI, Mr. Higgins was Executive Director of Strategic Business Development at Bellcore from July 1996 to September 1997. Mr. Higgins joined Bellcore after serving as Vice President of Development for Sutton Capital, Inc., from March 1993 to July 1996. Sutton is a telecommunications investment company with interests in cable television systems, cellular operations and alternative access networks. While at Sutton, Mr. Higgins directed the development of an alternative local telecommunications network in New Jersey and he directed Sutton's participation in the FCC PCS auctions. Prior to joining Sutton, Mr. Higgins was Director of Corporate Development for Teleport Communications Group, from 1988 to 1993. While at Teleport, Mr. Higgins oversaw the expansion of Teleport's local telecommunications networks into a number of new markets.

      Andrew C. Kober, C.P.A., is Vice President and Controller of BCI. Mr. Kober served as Controller of the Parent from August 1990 through December 1995. Before joining the Company, Mr. Kober worked at Arthur Young & Company (now Ernst & Young LLP) from 1984 through 1990. At Arthur Young & Company, Mr. Kober worked with clients in the broadcasting, cable and cable programming industries, as well as with clients in the manufacturing and legal services industries. Mr. Kober is a member of the New York State Society of Certified Public Accountants, the American Institute of Certified Public Accountants and the Cable Television Tax Professionals Institute.

      Gareth P. McIntosh is Vice President--Engineering of BCI. Mr. McIntosh served as the Parent's Director of Engineering from November 1994 through December 1995. Before joining the Parent, Mr. McIntosh served as Vice President of Engineering of Fundy Cable Ltd. in Canada from April 1990 to November 1994. At Fundy Cable Ltd., Mr. McIntosh played an instrumental role in developing its joint cable-telephony system in the United Kingdom. From 1980 to 1990, Mr. McIntosh served as Vice President of Engineering for the Canadian-based Rogers Cablesystems Limited, where he was responsible for its cable television systems and was involved in the initial stages of the development of a national Canadian cellular communications system.

      Roger D. Worboys is Senior Vice President -- Cable Operations of BCI. From January 1996 through March 1999, Mr. Worboys was Vice President -- Operations of BCI. Before joining BCI in January 1996, Mr. Worboys was Vice President of Operations for Insight Communications in New York from 1988 to December 1995, where he was responsible for cable television systems located in six states and for the development of Insight Communications' one million subscriber operations in the United Kingdom. Mr. Worboys joined Insight Communications after serving as Vice President of Operations of Simmons Communications from 1986 to 1988, where he supervised its five operating regions which served 330,000 subscribers in 17 states. Mr. Worboys has over 20 years of experience in the cable television industry.

      Joshua H. Astrof is a member of the Advisory Committee of the Company. Mr. Astrof is an Associate of The Blackstone Group L.P. which he joined in August 1998. Prior to joining Blackstone, Mr. Astrof received his

MBA from Harvard Business School in 1998. Prior to attending Harvard, Mr. Astrof was an Associate and an Analyst with Donaldson, Lufkin & Jenrette Securities Corporation from 1993 to 1996.

      Derek Chang is a member of the Advisory Committee of the Company. Mr. Chang has served as Executive Vice President of Corporate Development and Partnership Relations for AT&T Broadband and Internet Services since March 1999. Prior to serving as Executive Vice President, Mr. Chang held the same position with TCI. Prior to serving as Executive Vice President with TCI, Mr. Chang was Assistant to TCI's President and CEO Leo J. Hindery, Jr. Prior to joining TCI, Mr. Chang served as Treasurer of InterMedia Partners, L.P. from 1994 to 1997. Prior to joining InterMedia, Mr. Chang received an MBA from Stanford University's Graduate School of Business in 1994. Prior to attending Stanford, Mr. Chang served as an analyst for The First Boston Corporation in the Mergers and Acquisitions Group from 1990 to 1992. He is on the Advisory Boards or Boards of Directors of InterMedia Capital Partners IV, L.P., InterMedia Capital Partners VI, L.P., Insight Communications, Falcon Communications and TCI's partnerships with Time Warner in Kansas City and Houston.

      William R. Fitzgerald is a member of the Advisory Committee of the Company. Mr. Fitzgerald has served as Executive Vice President and COO of AT&T Broadband and Internet Services since March 1999. In this capacity, Mr. Fitzgerald manages the day-to-day cable operations of the company. Prior to serving as Executive Vice President and COO, Mr. Fitzgerald held the same position with TCI. Prior to joining TCI in March 1996, he was a Senior Vice President and partner with Daniels & Associates, a leading brokerage and investment banking firm to the communications industry. Before joining Daniels & Associates, Mr. Fitzgerald was Vice President at The First National Bank of Chicago. He is on the Advisory Boards or Boards of Directors of InterMedia Capital Partners IV, L.P., InterMedia Capital Partners VI, L.P., Insight Communications, Falcon Communications and TCI's partnerships with Time Warner in Kansas City and Houston. Mr. Fitzgerald received an undergraduate degree from Indiana University School of Business and a master's degree in business and finance from the J.L. Kellogg Graduate School of Management at Northwestern University.

      Mark T. Gallogly is a member of the Advisory Committee of the Company. Mr. Gallogly is a member of the limited liability company that acts as the general partner of Blackstone Capital Partners III, L.P. and its affiliates. He is a Senior Managing Director of The Blackstone Group L.P. and has been with Blackstone since 1989. Mr. Gallogly is on the Advisory Boards or Boards of Directors of InterMedia Capital Partners VI, L.P., CommNet Cellular Inc., TWFanch-One Co. and Centennial Cellular Corp.

      Leo J. Hindery, Jr. is a member of the Advisory Committee of the Company. Mr. Hindery has served as the President and Chief Executive Officer with AT&T Broadband and Internet Services since March 1999 and is a director of TCI. From March 1997 to March 1999, Mr. Hindery served as President and Chief Operating Officer and a Director of TCI. Mr. Hindery is also President and Chief Executive Officer of TCI Communications, Inc. and is Chairman of the Board of and a director of TCI Music. Mr. Hindery was previously founder, Managing General Partner and Chief Executive Officer of InterMedia Partners, a cable TV operator, and its affiliated entities since 1988. Mr. Hindery is a director of National Cable Television Association, Cable Television Systems Corporation, USA Networks, Inc. and the At Home Corporation and Chairman and Director of C-SPAN.

      Simon P. Lonergan is a member of the Advisory Committee of the Company. Mr. Lonergan is a Vice President of The Blackstone Group L.P. which he joined in 1996. Prior to joining Blackstone, Mr. Lonergan received his MBA from Harvard Business School in 1996. Prior to attending Harvard, Mr. Lonergan was an Associate at Bain Capital, Inc. from 1992 to 1994 and a Consultant at Bain & Co. from 1989 to 1992. Mr. Lonergan is a member of the Board of Directors of CommNet Cellular Inc. and a member of the Advisory Committee of each of Graham Packaging Company and InterMedia Capital Partners VI, L.P.

      William J. Bresnan is the father of Michael W. Bresnan.

      Bresnan Capital Corporation. Bresnan Capital Corporation, a Delaware corporation and wholly owned subsidiary of the Company, exists for the sole purpose of serving as co-obligor of the Notes. The sole director of Bresnan Capital Corporation is William J. Bresnan. Mr. Bresnan serves as President and Secretary of Bresnan Capital Corporation and Jeffrey S. DeMond serves as its Vice President and Assistant Secretary. Bresnan Capital Corporation has nominal assets and does not conduct any operations.

Executive Compensation and Other Information

      The Parent was formed in 1984 and BCG was formed in August 1998. None of the officers of BCI has ever received any compensation from BCG nor have they received any compensation from the Parent since January 1, 1996. None of such individuals expects to receive any compensation from the Company or the Parent at any time in the future.

      Prior to the consummation of the TCI Transactions, BCI and Bresnan Management Services, Inc., an affiliate of William J. Bresnan ("BMSI"), performed certain management and administrative services for the Parent. The aggregate fees paid and accrued to BCI and BMSI, collectively, by the Parent were approximately $4.2 million, $4.8 million and $6.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. See "Certain Relationships and Related Transactions."

      Members of the Advisory Committee will receive no compensation for their services on the committee.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

      The following table sets forth certain information as of the date of this prospectus with respect to the beneficial ownership of partnership interests of the Parent and interests owned by all persons that function effectively as executive officers of the Company. Unless otherwise noted, the individuals have sole voting and investment power. The Parent owns all of the outstanding equity interests of the Company. See "Prospectus Summary--Organization."

Name and Address                                        Type of Interest              Interest
----------------                                        ----------------              --------
BCI (USA), LLC                                      General Partner Interest          1.0%(a)
c/o Bresnan Communications, Inc.
709 Westchester Avenue
White Plains, NY 10604

TCI Bresnan LLC/TCID of Michigan, Inc.              Limited Partner Interest          50.0%(b)
9197 South Peoria Street
Englewood, CO 80112

Blackstone                                          Limited Partner Interest          39.8%(c)
c/o The Blackstone Group L.P.
345 Park Avenue
31st Floor
New York, NY 10154

BCI (USA), LLC                                      Limited Partner Interest            8.2%
c/o Bresnan Communications, Inc.
709 Westchester Avenue
White Plains, NY 10604

William J. Bresnan                                  Limited Partner Interest            1.0%
c/o Bresnan Communications, Inc.
709 Westchester Avenue
White Plains, NY 10604

All executive officers as a group (14 persons)(e)                                      10.2%

----------
*     Represents less than 1%.

(a) William J. Bresnan holds a 86.7% interest in the General Partner of the Parent, BCI holds a 2.5% interest in the General Partner of the Parent and BCI Management, L.P. holds a 10.8% interest in the General Partner of the Parent. See footnote (d).

      BCI, a corporation wholly owned by William J. Bresnan, holds a 4.76% general partner interest in BCI Management, L.P. The limited partner interests in BCI Management, L.P. are held by employees of BCI and the Company. The limited partner interests represent an economic interest rather than a beneficial ownership interest.

(b) Includes interests held by each of TCI Bresnan LLC and TCID. TCI Bresnan LLC and TCID are affiliates of Tele-Communications, Inc.

(c) The Parent partnership interests beneficially owned by Blackstone are held collectively by Blackstone B.C. Capital Partners L.P., Blackstone B.C. Offshore Capital Partners L.P. and an affiliated Delaware limited partnership. The general partner of each such entities with voting and investment control of the Parent partnership interests is a Delaware limited liability company. Messrs. Peter G. Peterson and Stephen A. Schwarzman are founding members of the limited liability company and as such may be deemed to share beneficial ownership of the Parent partnership interests owned by Blackstone.

(d) None of the executive officers hold a beneficial interest in the Company in excess of 1%, other than William J. Bresnan who holds a beneficial interest in the Company of 10.2%.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Existing Agreements and Arrangements

      The following descriptions are summaries of the relevant material provisions of certain agreements and arrangements in existence prior to the consummation of the TCI Transactions. These agreements and arrangements relate only to the Existing Bresnan Systems.

      Service Agreements

      Prior to January 1, 1996, all of the overhead expenses of the Parent (other than the salary and related benefits of the President of BCI) were paid directly by the Parent. Currently, BCI performs substantial management services for both the Parent and Bresnan Communications Poland LLC. See "Risk Factors--Risks Associated with Potential Conflicts of Interest." The Parent pays its portion of the expenses related to such services pursuant to the Management Agreement and the Administration Agreement. In connection with the consummation of the TCI Transactions, the Management Agreement and the Administration Agreement were terminated and services are performed for the Company pursuant to the terms of the Partnership Agreement. See "Agreements Entered into in Connection with the TCI Transaction--Partnership Agreement" and "Description of the Partnership Agreement."

            Management Agreement

            The Parent entered into the Management Agreement with BCI, a corporation wholly owned by William J. Bresnan, on December 31, 1995. Certain of the executive officers of BCI function as executive officers of the Company. Pursuant to the Management Agreement, BCI provided certain services to the Parent in connection with the management and operation of the Company's cable television systems, related businesses, projects and investments. The Management Agreement was terminated in connection with the consummation of the TCI Transactions.

            Payments by the Parent under the Cable Television Management Agreement and the Former Management Agreement aggregated approximately $2.6 million, $2.5 million and $6.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. BCI has, effective as of January 1, 1996, assumed a substantial portion of the Parent's obligations to pay overhead expenses for which the Parent had previously been directly responsible (including, without limitation, BCI-related salaries, insurance, executive office rental and travel expenses).

            Administration Agreement

            The Parent entered into the Administration Agreement with BMSI, on December 31, 1995, pursuant to which BMSI agreed to provide to the Parent certain administrative services in connection with the administration and operation of the Parent's cable television systems, businesses, projects and investments. The Administration Agreement was terminated in connection with the consummation of the TCI Transactions.

            BMSI, effective as of January 1, 1996, assumed all of the Parent's obligations to pay certain administration expenses for which the Parent had previously been directly responsible (including, without limitation, costs of accounting and administration and expenses relating to headquarters operations, excluding BCI-related expenses). Payments by the Parent under the Administration Agreement aggregated approximately $1.6 million and $2.2 million for the years ended December 31, 1996 and 1997, respectively. Effective January 1, 1998, these costs were borne directly by the Parent.

      Agreements with and Purchases from TCI and its Affiliates

      Prior to the consummation of the TCI Transactions, the Parent purchased substantially all of its programming services from TCI and its affiliates pursuant to a Supply Agreement (the "Supply Agreement") with Satellite Services, Inc. ("SSI"), a subsidiary of TCI. These purchases were made in the normal course of business and at rates which the Parent's management believes are significantly lower than those the Parent could obtain from third-parties and for the years ended December 31, 1996, 1997 and 1998, aggregated approximately $14.4 million, $13.4 million and $15.6 million respectively. See "Risk Factors--Risks Associated with Loss of Favorable Programming and Equipment Supply."

      TCID held an unexercised option pursuant to which TCID may purchase from William J. Bresnan a portion of his interests in the Parent for $1, which was exercised prior to the consummation of the TCI Transactions. The exercise of the option increased TCID's partnership interest in the Parent to approximately 78.4%. See "Business--The TCI Transactions."

      Pursuant to the Parent's prior partnership agreement, TCID and William J. Bresnan transferred through BCI, to BCI Management, L.P., approximately 1.6% and 0.5%, respectively, of TCID's economic and voting interest in the Parent. TCID and William J. Bresnan were not paid in connection with the transfer. The transfer occurred as of October 1, 1996.

      In May 1998, the Parent entered into a five-year service agreement with At Home Corporation with respect to certain of its systems. Such agreement provides At Home Corporation with the exclusive right, subject to certain conditions, to provide high-speed residential Internet service for subscribers in such systems. In consideration of providing its services, At Home Corporation was paid an up-front fee of $.1 million (which was credited toward service payments made by the Parent for services rendered) and, on an on-going basis, At Home Corporation is entitled to a specified percentage of revenues earned by the Parent for providing the @Home services.

      TCID Note

      The Parent has issued to TCID, as lender, the TCID Note dated May 12, 1988 in the principal amount of $25.0 million, of which $22.1 million was borrowed. Interest accrued on the TCID Note at a per annum rate (based on a 360-day year) equal to the prime rate of The Toronto-Dominion Bank's New York branch which, as of December 31, 1998 was 7.75%. Pursuant to an agreement dated as of October 10, 1994, the term of the TCID Note was extended from April 30, 1998 to April 30, 2001. As of December 31, 1998, the aggregate amount of indebtedness outstanding under the TCID Note was $22.1 million of principal and $19.9 million of accrued interest.

      TCID is an indirect wholly owned subsidiary of TCI. The TCID Note was repaid in full with a portion of the proceeds from the TCI Transactions and the Financings. See "Use of Proceeds."

      Subordinated Promissory Note

      The Parent executed a subordinated promissory note dated July 22, 1994 (the "Subordinated Note") in favor of TCID for a maximum principal amount of $2.9 million with interest thereon to be computed at a rate of 12% per year, compounded quarterly, based on a 365-day year. The Subordinated Note was canceled in May 1996. No amounts were ever drawn under the Subordinated Note and no fees were paid in connection therewith.

      Other Loans and Advances to or from Affiliates

      During the normal course of business, the Parent incurred management costs and made and received advances on behalf of Bresnan Communications Poland LLC ("BCP") and TCI International Partners (Chile), L.P., formerly Bresnan International Partners (Chile), L.P. ("BIP") who have invested in new cable television systems in Chile and Poland. In August 1998, an affiliate of William
J. Bresnan transferred its interest in BIP to an affiliate of TCI. These costs totaled approximately $39,000, $0 and $0 for the years ended December 31, 1996, 1997 and 1998, respectively, and are reflected as a reduction of selling, general and administrative expenses. The Parent formerly provided to BCP and BIP the management and administrative services currently provided to BCP by BCI. All amounts due to BCP and BIP have been repaid in full. During the period from January 1, 1996 through December 31, 1998, the largest amount of indebtedness of BCP and BIP owed to the Company outstanding at any time was $6.0 million. The Parent has no current commitment to make any loan or advance to, nor any obligation to repay any amounts advanced by, either of BCP and BIP or (except pursuant to the TCID Note) any other affiliate. The Parent currently does not provide services to BCP and BIP and does not anticipate that it will make any loans or receive any loans to or from either BCP or BIP. BCP is effectively controlled by William J. Bresnan and TCI. BIP is controlled by TCI. Certain of the persons that function effectively as executive officers of the Company also function as such for BCP.

      Guarantee

      A guarantee of borrowings made by the Parent under the Old Credit Facility in the amount of $3.0 million has been provided by William J. Bresnan. No consideration was paid to Mr. Bresnan in connection with the guarantee. The guarantee will continue pursuant to the terms of the New Credit Facility.

      Purchases from Other Affiliates

      During the normal course of business, the Parent purchases automobiles and airline transportation services at amounts no less favorable than those the Parent could obtain from third parties from The Irving Corporation, Atlantic Imports, Inc. and Bresnan Aviation, Inc. William J. Bresnan and Jeffrey S. DeMond are shareholders of The Irving Corporation and Atlantic Imports, Inc. and William J. Bresnan and Mr. DeMond are directors thereof. Bresnan Aviation, Inc. is a corporation wholly owned by William J. Bresnan. Payments made by the Parent to The Irving Corporation and Atlantic Imports, Inc. aggregated approximately, $0, $61,000 and $160,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Payments made by the Parent or BMSI on behalf of the Parent to Bresnan Aviation, Inc. aggregated approximately $114,000, $342,000 and $347,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

Agreements Entered into in Connection with the TCI Transactions

      The following descriptions are summaries of the relevant material provisions of certain agreements entered into by the Company in connection with the TCI Transactions.

   Contribution Agreement

      On June 3, 1998, Blackstone, the Parent, the Bresnan Group, TCID and the Contributed TCI Systems Parties entered into the Contribution Agreement pursuant to which the TCI Transactions occurred. The terms of the Contribution Agreement were determined through arms-length negotiations among the parties thereto. Pursuant to the terms of the Contribution Agreement the Company became the owner of the Contributed TCI Systems and the Existing Bresnan Systems and assumed the Assumed TCI Debt. The Contribution Agreement contains certain adjustment mechanisms pursuant to which the ownership interests of Blackstone and the Bresnan Group and the amount of the Assumed TCI Debt may change. See "The TCI Transactions." In addition, pursuant to the terms of the Contribution Agreement, in the event of certain overbuild situations, TCI is required to either (1) pay the Parent an adjustment amount to be calculated pursuant to the terms of the Contribution Agreement, (2) acquire the affected systems pursuant to a redemption of a portion of its equity interest in the Parent equal to the adjustment amount, or (3) cause its equity interest in the Parent to be reduced to reflect the adjustment amount.

      Pursuant to the terms of the Contribution Agreement, TCI entered into an agreement pursuant to which TCI will, under limited circumstances, make loans to the Parent and its subsidiaries.

   Partnership Agreement

      Pursuant to the terms of the Partnership Agreement, TCI, Blackstone and the Bresnan Group receives, an annual monitoring fee equal to the product of (1) such partner's partnership interest percentage in the Parent and (2) $500,000, which will be payable on a quarterly basis in advance.

      The General Partner of the Parent receives an annual management fee, payable in advance in equal quarterly installments equal to 3% of the Parent's budgeted consolidated gross operating revenues for such year (or partial year) with respect to a specified number of base subscribers. The Partnership Agreement contains a mechanism for reimbursement of any overpayment or underpayment, as applicable, of management fees once actual revenues are determined. The management fee will be increased by such budgeted amount as agreed to by the General Partner of the Parent and at least 66 2/3% in interest of the limited partners to reflect certain expected incremental costs and expenses associated with operating and managing additional subscribers beyond the base number of subscribers.

      Pursuant to the terms of the Partnership Agreement, the Parent will pay or reimburse TCI, Blackstone and the Bresnan Group for all reasonable fees and expenses relating to the TCI Transactions and the Financings. In addition, pursuant to the terms of the Partnership Agreement, the Parent paid to TCI, Blackstone and the Bresnan Group or its designated affiliate a transaction fee (approximately $3.4 million in the aggregate) in cash in an amount equal to 1% of the capital contributions made by such partner.

      Pursuant to the terms of the Partnership Agreement, the Parent is required to cause its subsidiaries to continue carriage of the Starz and Encore programming services in the Contributed TCI Systems on the terms as were in effect prior to the consummation of the TCI Transactions. In addition, the Company is required to use its reasonable best efforts to launch the Starz and Encore programming services in the Existing Bresnan Systems on the terms set forth in the Parent's agreement with such programmers as soon as possible. Starz and Encore are subsidiaries of TCI.

      Programming Supply Agreement

      In connection with the consummation of the TCI Transactions, BTC entered into a programming supply agreement (the "New Supply Agreement") with SSI which will replace the Supply Agreement. SSI contracts with various programmers to purchase programming. Subject to the terms and conditions of the New Supply Agreement, BTC, subject to certain exceptions, is required to buy and procure certain programming services from SSI for which it pays SSI its cost plus surcharge. The term of the New Supply Agreement will initially be 15 years and in the absence of certain events will be automatically extended thereafter for successive one year periods. The New Supply Agreement may be terminated by the parties under certain circumstances, including but not limited to, in the event that TCI's interest in BTC falls below a specified percentage or upon certain initial public offerings. See "Risk Factors--Risks Associated With Loss of Favorable Programming and Equipment Supply."

      Advertising Arrangement

      In connection with the consummation of the TCI Transactions, the Company and TCI entered into an arrangement for the advertising sales business of the Company (the "Advertising Arrangement").

      Agreement Relating to At Home Corporation

      Pursuant to the terms of the Partnership Agreement, the Parent is required to operate (for a period up to and until June 2002 (the "Restricted Period")) the Contributed TCI Systems, subject to certain exceptions, in accordance with TCI's distribution agreement with At Home Corporation, an affiliate of TCI. Such obligations include, among other things, the requirement that the Parent provide the "@Home" services through the Contributed TCI Systems, in accordance with the terms of TCI's distribution agreement with At Home Corporation; provided that if the costs borne by the Parent for providing the services under such agreement is less favorable than the Parent's agreement with At Home Corporation then the Parent will be released from those obligations as of the time the Contributed TCI Systems become subject to the Parent's agreement with At Home Corporation. During the Restricted Period, the Company is not permitted to conduct or engage in any "restricted business" with respect to the Contributed TCI Systems other than through At Home Corporation. Such "restricted businesses" include, among other things, the provision of "residential Internet service" (as defined in the agreement) over its cable television plant or equipment at bit rate speeds greater than 128 kbps whose primary purpose is the provision to consumers of entertainment, information content, transactional services or e-mail, chat and news groups or substantially similar services. So long as the Parent is in compliance with these provisions, TCI has agreed to use commercially reasonable efforts to obtain for the benefit of the Contributed TCI Systems the benefits available to TCI and its controlled affiliates (as such term is defined) under its distribution agreement with At Home Corporation, including the benefits under the most favored nations provisions of such agreement. Under its agreement with At Home Corporation, TCI pays At Home Corporation a specified percentage of revenues collected by TCI for the services provided by At Home Corporation.

      Billing Agreement

      In connection with the consummation of the TCI Transactions, the Parent entered into a billing contract (the "CSG Contract") with CSG Systems, Inc. ("CSG") with respect to the subscribers previously served by the Contributed TCI Systems. If the number of subscribers served by the CSG Contract falls below the number served by the Contributed TCI Systems billed pursuant to the CSG Contract on February 2, 1999, plus the number of subscribers of the Contributed TCI Systems scheduled to be billed under such agreement within the six month period beginning on February 2, 1999, then, subject to certain limitations, the Parent will be required to pay TCI a penalty fee. This obligation will remain in effect until December 31, 2012 or such earlier date upon which the CSG Contract terminates.

                    DESCRIPTION OF THE PARTNERSHIP AGREEMENT

      Organization and Duration. The Partnership Agreement became effective on February 2, 1999. The Parent will continue to exist until February 1, 2014 unless terminated prior to such date in accordance with the provisions of the Partnership Agreement.

      General Partner. The sole general partner of the Parent will be the General Partner of the Parent. Subject to the partnership matters that require the approval of the limited partners (see "--Consent and Other Rights of Partners"), the business and operations of the Parent will be conducted and managed exclusively by the General Partner of the Parent.

      Change of Control of General Partner. Upon the occurrence of any of the following (each, a "General Partner Change of Control"):

            (1) the death of William J. Bresnan;

            (2) the incapacity of William J. Bresnan such that he is unable to perform substantially all of his duties as Chief Executive Officer of the general partner for a period of nine months;

            (3) the bankruptcy, insolvency, or appointment of a trustee, in connection with a bankruptcy or insolvency, to manage the affairs of William J. Bresnan;

            (4) any other event that either (A) causes William J. Bresnan and his wife and their descendants (including their spouses), any trust established for the benefit of the foregoing individuals or any partnership or other entity at least 80% owned by any of the foregoing persons (collectively, the "Bresnan Family Members") to own, directly or indirectly, less than 50% of the economic and voting interests in the general partner, (B) causes third parties (other than William J. Bresnan, Bresnan Family Members and officers of the Parent) to own, directly or indirectly, more than 20% of the economic and voting interests in the general partner, (C) causes William J. Bresnan not to control the general partner, or (D) causes William J. Bresnan and the Bresnan Family Members to own, directly or indirectly, less than 50% of the economic and voting interests in the owner of the interest as a limited partner in the Parent initially owned by the General Partner of the Parent; or

            (5) William J. Bresnan ceasing to serve as Chief Executive Officer of the Parent other than as a result of (1) or (2) above;

then a new Chief Executive Officer of the general partner (the "CEO") will be elected to replace William J. Bresnan as CEO of the general partner and such new CEO must be approved by the consent of 66 2/3% in interest of the limited partners.

      Tax Distributions. To the extent set forth in the Partnership Agreement, the Parent generally is required to make distributions (the "Tax Distributions") to partners (other than TCI) to allow them to pay their federal, state and local income tax liabilities attributable to their investment in the Company. The amount so distributable to a partner each fiscal year will be based upon the federal taxable income, including income attributable to guaranteed payments, allocated to such partner for such year, treating partnership losses generated subsequent to the effective date of the Partnership Agreement as carried forward to and reducing taxable income in subsequent fiscal years. Such computation of federal taxable income will take into account the effect of the AHYDO rules, as described in "Risk Factors--Original Issue Discount; Tax Distributions" and "Certain Federal Tax Considerations," to the extent relevant to the beneficial owners of the Company. Notwithstanding any of the above, the Parent is generally required to apply certain tax allocation methods so that, based on certain financial forecasts set forth in the Partnership Agreement, Blackstone is allocated no more than $50,000 of income for the first six fiscal years of the Company (taking into account only certain effects of the AHYDO rules on such income). Generally, the Partnership Agreement provides that the computation of the amount of the Tax Distributions to each partner will be determined as if such partner was taxable at the highest marginal rates for regular and alternative minimum tax purposes, as the case may be, applicable to individuals residing in the State and City of New York, regardless of the actual status of such partner.

      Capital Contributions and Distributions Other than Tax Distributions. Other than the contributions made pursuant to the Contribution Agreement, the partners of the Parent will not be required to make any additional contributions. Subject to any restrictions contained in any indebtedness of the Parent or its subsidiaries, distributions other than Tax Distributions will be made to the partners on a quarterly basis in accordance with the terms of the Partnership Agreement.

      Expenses and Fees. The Parent reimbursed each partner for all reasonable fees and expenses relating to the TCI Transactions and the Financings. In addition, at the Closing, the Parent paid to each partner or its designated affiliate a transaction fee in cash in an amount equal to 1% of the capital contributions made by such partner.

      Each partner received a monitoring fee equal to the product of (1) such partner's partnership interest percentage in the Parent and (2) $500,000, which will be payable on a quarterly basis in advance.

      The General Partner of the Parent receives an annual management fee, payable in advance in equal quarterly installments equal to 3% of the Parent's budgeted consolidated gross operating revenues for such year (or partial year) with respect to a specified number of base subscribers. The Partnership Agreement contains a mechanism for reimbursement of any overpayment or underpayment, as applicable, of management fees once actual revenues are determined. The management fee will be increased by such budgeted amount as agreed to by the General Partner of the Parent and at least 66 2/3% in interest of the limited partners to reflect certain expected incremental costs and expenses associated with operating and managing additional subscribers beyond the base number of subscribers.

   Consent and Other Rights of Partners.

      Matters Subject to Partner Consent. Certain matters are subject to receipt of the consent of 66 2/3% in interest of the limited partners of the Parent. Such actions or events that require such consent include, but are not limited to: (1) any expenditures that are a specified percentage above those budgeted for in the Parent's annual budget; (2) any transaction with any partner or any affiliate of a partner, with certain permitted exceptions; (3) the selection of a person to manage the Parent's operations other than as provided for in the Partnership Agreement; (4) the incurrence of indebtedness by the Parent or its subsidiaries ("Partnership Indebtedness") which causes such Partnership Indebtedness to exceed the total amount available under any debt facilities in place at the Closing, or any refinancing or guarantee of such indebtedness of a material amount or any material amendment to such debt facilities; (5) any incurrence of Partnership Indebtedness that would cause the Parent to exceed a specified maximum leverage ratio; (6) the sale or other transfer of assets or cable systems of the Parent for consideration in excess of $25 million in the aggregate; (7) the issuance or sale of additional equity interests in the Parent or the admission of new partner; (8) the purchase of assets in excess of $25 million in any calendar year; (9) the merger of or consolidation of the Parent with any other entity; (10) any amendments or modifications to any approved operating plan or annual budget; (11) the liquidation or dissolution of the Parent except in accordance with the terms of the Partnership Agreement; (12) any fundamental change in the business of the Parent; and (13) any action by any subsidiary of the Parent which, if taken directly by the Parent, would require consent of the limited partners pursuant to the Partnership Agreement.

      Other Rights. In addition to the rights described in the immediately preceding section, upon the written request of 66 2/3% in interest of the limited partners (except with respect to clauses (1) and (6) below, which actions will be taken in accordance with such clauses), the general partner will: (1) amend the Partnership Agreement; provided that such amendment does not adversely affect any partner, in which case such affected partner's consent will be required (but such partner's consent will not be required for any such amendment necessary to give effect to any actions described in clauses (2), (3),
(4) or (5) below); (2) sell additional interests in the Parent to a person that is not a partner or an affiliate of a partner at the time of such sale and use the proceeds of such sale in the manner specified by 66 2/3% in interest of the limited partners, subject to certain exceptions; (3) incur Partnership Indebtedness or refinance any then existing Partnership Indebtedness on behalf of the Parent or its subsidiaries and use the proceeds of such indebtedness in the manner specified by 66 2/3% in interest of the limited partners; provided that the leverage ratio of the Parent and its subsidiaries after giving effect to such incurrence or refinancing does not exceed the specified maximum leverage ratio; (4) sell the Parent or all or substantially all of its assets to any entity that is not an affiliate of the Parent or merge or consolidate the Parent with or into any other entity that is not an affiliate of the Parent; (5) sell, exchange or otherwise transfer any assets or cable systems of the Parent or enter into any contract for any such purpose; and (6) under certain circumstances, pursue on behalf of the Parent any and all rights available to the Parent with respect to claims under agreements with affiliates of any of the partners.

      Transfer Restrictions. No limited partner may transfer all or any portion of its interest in the Parent to any third party until February 1, 2004 other than (1) with the consent of the general partner and 66 2/3% in interest of the other limited partners, which consent may be granted or denied at the sole discretion of such Partners; (2) subject to certain conditions, to a limited number of enumerated permitted transferees; or (3) in connection with the transactions described in below in "--Exit Provisions."

      The general partner may transfer all (but not less than all) of its partnership interest as a general partner to certain enumerated permitted assignees so long as such assignment or transfer (1) does not create a General Partner Change of Control, (2) will not, in the reasonable judgment of at least 66 2/3% in interest of the limited partners (other than the Bresnan Partners), cause certain events to occur with respect to the Parent or violate any franchise or other agreement or license of the Parent or any of its subsidiaries, and (3) is evidenced by documents in form and substance reasonably satisfactory to the limited partners.

      Exit Provisions. At any time after February 1, 2004, if TCI or Blackstone (an "Initial Partner") wishes to sell its interests in the Parent it must notify the other and deliver an investment banker's non-binding written valuation of the fair value of the Parent, at which time a negotiation period will commence. The negotiations may lead to a sale of its interests by one Initial Partner to the other Initial Partner or to a third party, a sale of all of the Parent or its assets or an IPO (as defined in the Partnership Agreement), in each case subject to compliance with numerous procedures and time constraints specified in the Partnership Agreement. Various tag along and drag along rights may also apply if an Initial Partner or the Bresnan Group wishes to exit.

      After February 1, 2002, TCI or Blackstone may initiate an IPO, subject to consent of the other, which consent shall not be withheld unless it would cause uncompensated adverse tax consequences, so long as such IPO (together with all distributions, including tax distributions, theretofore received by each limited partner) would reflect an implied valuation of the Parent (based on such IPO price) that would yield to the partners at least a specified annual internal rate of return based upon their actual capital contributions to the Parent.

      In connection with the consummation of an IPO, the Parent would be reorganized into a corporation upon terms agreed to by the partners. In connection with such reorganization, the partners would enter into a previously agreed upon shareholders agreement and registration rights agreement. Such shareholders agreement would contain, among other things, provisions relating to voting for nominees of the various shareholders for the corporation's board of directors, restrictions on transfer and "tag-along" rights for the shareholders. The registration rights agreement would provide the shareholders with demand registration rights under certain circumstances and unlimited incidental registration rights, subject to customary cut-backs.

      In addition, upon (1) removal of the General Partner of the Partner as general partner, (2) the death of William J. Bresnan, (3) subject to the last sentence of this paragraph, after February 1, 2007 or (4) the replacement of William J. Bresnan as CEO with a new CEO that is not a Bresnan Family Member, the General Partner of the Parent has the right to force TCI to purchase the interests in the Parent held by the Bresnan Partners at fair market value. The exercise of the put right under clause (3) above will be effective only if Blackstone does not initiate its exit rights within 30 days after such put exercise, and if Blackstone does initiate its exit rights, then any sale pursuant to the put right (but not pursuant to other exit rights) will be delayed until the earlier of the closing of Blackstone's sale pursuant to the exit provisions or Blackstone's abandonment of such exit process.

      Upon a sale to TCI by the Bresnan Partners, TCI will have the right to replace the General Partner of the Parent as sole general partner, subject to Blackstone's consent, which will not be unreasonably withheld.

   Vendor Terms

      Subject to various limitations, TCI has agreed, in the Partnership Agreement, to use its reasonable best efforts to make available to the Parent and its wholly-owned subsidiaries goods and services that are provided to TCI with respect to cable television systems owned and operated by TCI at the same cost and on the same terms and conditions as such goods and services are made available to TCI.

                     DESCRIPTION OF THE NEW CREDIT FACILITY

      BTC, a wholly owned subsidiary of the Company, is the owner of the Existing Bresnan Systems and the Contributed TCI Systems pursuant to the Contribution Agreement, has obtained commitments from a consortium of financial institutions for up to $650 million in senior bank credit facilities. The $650 million commitments consist of a $150 million reducing revolving credit facility (the "Revolving Credit Facility"), a term loan of up to $328 million (the "A Term Loan" and together with the "Revolving Credit Facility", "Facility A"), and a term loan of up to $172 million ("Facility B").

      The commitments under the New Credit Facility will reduce commencing with the quarter ending March 31, 2002. Facility A permanently reduces in quarterly amounts ranging from 2.5% to 6.25% of the Facility A amount starting March 31, 2002 and matures approximately eight and one half years after February 2, 1999. Facility B is also to be repaid in quarterly installments of .25% of the Facility B amount beginning in March 2002 and matures approximately nine years after February 2, 1999, on which date all remaining amounts of Facility B will be due and payable. Additional reductions of the New Credit Facility will also be required upon certain asset sales, subject to the right of BTC and its subsidiaries to reinvest asset sale proceeds under certain circumstances.

      The interest rate options include a LIBOR option and a Prime Rate option (as such terms are defined in the New Credit Facility) plus applicable margin rates based on BTC's total leverage ratio. In addition, BTC is required to pay a commitment fee on the unused revolver portion of Facility A which will accrue at a rate ranging from .25% to .375% per annum, depending on BTC's total leverage ratio.

      Though the borrowings under the New Credit Facility are generally unsecured, the Company has pledged 100% of its membership interest in BTC and BTC and its restricted subsidiaries have provided negative pledges on all of their existing and future assets, subject to certain exceptions to be agreed upon. In addition, BTC is required to pledge all future inter-company notes held by itself or any subsidiary and its equity interest in its restricted subsidiaries, in each case subject to certain exceptions. The Parent and all of the present and future restricted direct and indirect wholly owned subsidiaries of BTC guaranteed the New Credit Facility.

      The New Credit Facility contains financial covenants which, among other things, (1) limits the amount that BTC or BCG may borrow in the future; (2) limits the amount of debt that can be maintained by BTC; (3) requires BTC to maintain specified levels of the ratio of cash flow to future debt service; (4) requires BTC to maintain specified levels of the ratio of cash flow to interest expense; and (5) limits the amount of capital expenditures BTC may make based on its total leverage.

      In addition, the New Credit Facility contains covenants that provide for certain limitations on BTC, BCG and/or the Parent with respect to additional indebtedness, liens, mergers and acquisitions, restricted payments, investments, the sale, disposition or exchange of assets, certain amendments to material agreements and transactions with affiliates. In this regard, BTC is permitted to make restricted payments to pay interest and principal at stated maturity on the Notes but only so long as no Default or Event of Default (as such terms will be defined in the New Credit Facility) has occurred and is continuing or would be caused thereby. Events of Default under the New Credit Facility include nonpayment of amounts when due, bankruptcy, violation of covenants, breaches of representations, cross defaults, loss of certain licenses, certain judgments and certain changes in the ownership of the Parent or the indirect ownership interest in BTC.

      In addition, the New Credit Facility provides BTC with the right to request the lenders to make available to it an incremental facility of up to an additional $200 million (the "Incremental Facility"). The Incremental Facility is uncommitted and the decision of any lender to make such a commitment is in the lender's sole discretion. The terms of the Incremental Facility are unnegotiated, however, the terms of the Incremental Facility cannot be more restrictive than the terms of Facility A.

      The Notes are joint and several obligations of BCG and Bresnan Capital Corporation and debt service in respect of the Notes require the payment of funds from BTC to BCG, a holding company. The New Credit Facility prohibits such payments upon a Default or an Event of Default under the New Credit Facility. In addition, the lenders have a pledge of the membership interests of BTC owned by BCG. Furthermore, the holding company structure provides holders of the Notes with a claim only on the equity of BTC and the Notes are structurally subordinated to the New Credit Facility and any other debt of BCG's subsidiaries, including BTC.

                              DESCRIPTION OF NOTES

      The Outstanding Notes were issued and the Exchange Notes will be issued under the Indenture dated as of February 2, 1999 (the "Indenture") between the Company, Bresnan Capital Corporation ("BCC," and together with the Company, the "Issuers") and State Street Bank and Trust Company, as trustee (the "Trustee"). A copy of the Indenture will be made available to holders of the Notes upon request to the Company at the address set forth under "Available Information."

      The form and terms of the Exchange Notes are the same in all material respects as the form and terms of the Outstanding Notes, except that the Exchange Notes will have been registered under the Securities Act of 1933 and, therefore, will not bear legends restricting the transfer thereof. The Outstanding Notes have not been registered under the Securities Act of 1933 and are subject to certain transfer restrictions.

      The following summary of the material provisions of the Notes, the Indenture and the Registration Rights Agreement does not purport to be complete. Where reference is made to a particular provision of the Indenture or the Registration Rights Agreement, those provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and Registration Rights Agreement and those terms made a part of the Indenture and the Registration Rights Agreement by the Trust Indenture Act of 1939.

General

      The Exchange Senior Notes and the Exchange Senior Discount Notes will be issued each as a separate series of notes under the Indenture. BCC is a Wholly Owned Subsidiary of the Company, has nominal assets and does not conduct any operations. The Company is a Wholly Owned Subsidiary of Bresnan Communications Company Limited Partnership, a Michigan limited partnership (the "Parent"). For purposes of this Section, references to the "Company" shall mean Bresnan Communications Group LLC, excluding its subsidiaries. Capitalized terms used in this Section and not otherwise defined below have the respective meanings assigned to them in the Indenture.

      The description of the Notes set forth below is separately applicable to each of the Exchange Senior Notes and the Exchange Senior Discount Notes, except where specific references are otherwise made to the Exchange Senior Notes or the Exchange Senior Discount Notes. The Exchange Senior Notes and the Exchange Senior Discount Notes will be issued each as a separate series and will not together have any class voting or other rights.

      Principal of and premium and interest, if any, on the Notes will be payable at the office or agency to be maintained by the Issuers, which, unless otherwise provided by the Issuers, will be the office of the Trustee. Principal of and premium and interest payments, if any, on the Notes may be paid by check. The Notes may be presented for registration of transfer and exchange at such offices.

      The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

      The Notes will be issued in fully registered form only, without coupons, and will be issued in denominations of $1,000 and integral multiples thereof.

Terms of the Notes

      The Notes will be joint and several senior unsecured obligations of the Issuers and will mature on February 1, 2009. The Indenture provides that the Issuers may issue Exchange Senior Notes with a maximum aggregate principal amount of up to $250.0 million and Exchange Senior Discount Notes with maximum gross proceeds of $200.0 million. The Exchange Senior Notes will initially bear interest at 8% per annum from the Original Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing on August 1, 1999.

      The Exchange Senior Discount Notes will be issued at a discount to their aggregate principal amount at maturity and will accrete at a rate of approximately 9 1/4% per annum, compounded semiannually, to an aggregate principal amount of $275.0 million by February 1, 2004. Except as set forth below under "The Exchange Offer," interest will not accrue on the Exchange Senior Discount Notes prior to February 1, 2004; provided, however, that the Company may elect, upon not less than 60 days prior notice, to commence the accrual of interest on all outstanding Exchange Senior Discount Notes on or after February 1, 2002, in which case the outstanding principal amount at maturity of each Exchange Senior Discount Note will on such commencement date be reduced to the Accreted Value of such Exchange Senior Discount Note as of such date and interest shall be payable with respect to such Exchange Senior Discount Note on each February 1 and August 1 thereafter.

      Except as otherwise described in the preceding paragraph, interest on the Exchange Senior Discount Notes will accrue at the rate of 9 1/4% per annum and will be payable in cash semiannually in arrears on February 1 and August 1, commencing August 1, 2004.

      The record date for payment of interest will be the close of business on the January 15 or July 15 preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The interest rate on the Notes is subject to increase in the circumstances (such additional interest being referred to as "Special Interest") described under "The Exchange Offer;." All references herein to interest on the Notes shall include such Special Interest, if appropriate.

      Settlement for the Notes will be made by in immediately available funds. The Notes will trade in The Depository Trust Company's Same Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds.

Ranking

      The indebtedness evidenced by the Notes will be senior unsecured obligations of the Issuers, will rank pari passu in right of payment with all existing and future senior indebtedness of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. BCC has no, and the terms of the Indenture prohibit it from having any, obligations other than the Notes. As of December 31, 1998, after giving pro forma effect to the TCI Transactions and the Financings, the Company would have had no Indebtedness outstanding other than the Notes.

      All the operations of the Company are conducted through its subsidiaries. As a holding company, the Company has no operations and, therefore, is dependent on the cash flow of its subsidiaries and other entities to meet its own obligations, including the payment of interest and principal obligations on the Notes when due. Claims of creditors of such subsidiaries, including the lenders under the New Credit Facility, trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, and claims of holders (other than the Company), if any, of Equity Interests of such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, will be structurally subordinated to all liabilities of the Company's subsidiaries (other than BCC), including obligations under the New Credit Facility and obligations owing to trade creditors, and will be effectively subordinated to claims of holders (other than the Company), if any, of Preferred Equity Interests of subsidiaries of the Company. As of December 31, 1998, after giving pro forma effect to the TCI Transactions and the Financings, the total balance sheet liabilities of the Company's subsidiaries (including trade payables and accrued liabilities) would have been approximately $540.1 million, of which approximately $511.8 million would have been Indebtedness. At December 31, 1998, after giving pro forma effect to the TCI Transactions and the Financings, holders of the Notes would have been structurally or effectively subordinated to all other Indebtedness of the Company and its subsidiaries. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries are subject to statutory restrictions and restrictions under the New Credit Facility. Although the Indenture limits the Incurrence of Indebtedness and Preferred Equity Interests of certain of the Company's subsidiaries, such limitations are subject to a number of significant qualifications. Furthermore, all the Indebtedness that may be Incurred under and in accordance with the terms of the Indenture may be Incurred in its entirety by the Company's subsidiaries. Moreover, the Indenture does not impose any limitation on the Incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "--Certain Covenants--Limitation on Indebtedness."

Optional Redemption

      The Notes will not be redeemable prior to February 1, 2004, except as set forth below. At any time on or after February 1, 2004, and prior to maturity, the Notes will be redeemable at the option of the Issuers, in whole or in part, on not less than 30 nor more than 60 days' notice.

      The Exchange Senior Notes and the Senior Notes are redeemable at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing February 1 of the year indicated:

                                                                     Redemption
Year                                                                   Price
----                                                                   -----
2004                                                                  104.000%

2005                                                                  102.667%

2006                                                                  101.333%

and thereafter, beginning February 1, 2007, at 100% of the principal amount of the Exchange Senior Notes or the Senior Notes, as applicable.

      The Exchange Senior Discount Notes and the Senior Discount Notes are redeemable at the following redemption prices (expressed as percentages of Accreted Value) plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing February 1 of the year indicated:

                                                                     Redemption
Year                                                                   Price
----                                                                   -----
2004                                                                  104.625%

2005                                                                  103.083%

2006                                                                  101.542%

and thereafter, beginning February 1, 2007, at 100% of the Accreted Value of the Exchange Senior Discount Notes or the Senior Discount Notes, as applicable.

      In the event of redemption of fewer than all the Exchange Senior Notes and the Senior Notes or the Exchange Senior Discount Notes and the Senior Discount Notes, as the case may be, the Trustee shall select by lot or in such manner as it shall deem fair and equitable such Notes to be redeemed. On and after any redemption date, interest will cease to accrue or accrete, as applicable, on such Notes or portions thereof called for redemption unless the Issuers shall fail to redeem any such Notes.

      In addition, at any time or from time to time prior to February 1, 2002, the Issuers may redeem up to 35% of, in the case of the Exchange Senior Notes and Senior Notes, the aggregate principal amount or, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, the aggregate principal amount at maturity, at a redemption price equal to, in the case of the Exchange Senior Notes and Senior Notes, 108.000% of the principal amount thereof or, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, 109.250% of the Accreted Value thereof, in each case, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds to the Company of one or more Equity Offerings, provided that at least 65% of the aggregate principal amount of Exchange Senior Notes and Senior Notes would remain outstanding immediately after giving effect to such redemption and at least 65% of the original aggregate principal amount at maturity of the Exchange Senior Discount Notes and Senior Discount Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 75 days of any such Equity Offering upon not less than 30 nor more than 60 days' prior notice.

Sinking Fund

      There will be no mandatory sinking fund payments for the Notes.

Purchase at the Option of Holders Upon a Change of Control

      Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Issuers to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof in the case of the Exchange Senior Notes and Senior Notes, and 101% of the Accreted Value thereof in the case of the Exchange Senior Discount Notes and Senior Discount Notes, in each case plus accrued and unpaid interest, if any, to the purchase date (the "Change of Control Payment").

      Within 30 days following any Change of Control, the Issuers shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and
(ii) mail a notice to each holder of Notes stating: (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Purchase at the Option of Holders Upon a Change of Control" and that, subject to the terms and conditions set forth herein, all Notes timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue or accrete interest, as applicable, after the Change of Control Payment Date; (4) that any Notes (or portions thereof) not tendered will continue to accrue or accrete interest, as applicable; (5) a description of the transaction or transactions constituting the Change of Control; and (6) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

      The Issuers shall not be required to make a Change of Control Offer upon a Change of Control if a third-party makes the Change of Control Offer in a manner, at the times and otherwise in compliance with all requirements applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notes repurchased by either Issuer or such third-party pursuant to a Change of Control Offer shall have the status of Notes issued but not outstanding or shall be retired and canceled, at the option of the Issuers.

      The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations described above by virtue thereof.

      Except as described herein with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that the Issuers purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

      The Change of Control purchase feature is the result of negotiations among the Issuers and the initial purchasers of the Outstanding Notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company and its Restricted Subsidiaries to Incur additional Indebtedness are contained in the covenants described under "--Certain Covenants--Limitation on Indebtedness" and "--Certain Covenants--Limitation on Liens." Such restrictions can only be waived with the consent of the registered holders of a majority in principal amount, in the case of the Exchange Senior Notes and Senior Notes, and principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

      There can be no assurance that the Issuers will be able to fund any purchase of the Notes upon a Change of Control. The Issuers may not have sufficient funds at the time of the Change of Control to make the Change of

Control Offer or restrictions in the New Credit Facility may prohibit the distribution of funds from the Company's subsidiaries which may be necessary in order to make the Change of Control Offer. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of the Company's Indebtedness, would not constitute a Change of Control. See "Risk Factors--Financing a Change of Control Offer."

Book-Entry System

      Notes offered and sold to "qualified institutional buyers" will be issued in the form of one or more fully registered Notes in global form ("U.S. Global Notes"). Notes offered and sold outside the United States in reliance on Regulation S under the Securities Act will be issued in the form of a single note in temporary global form (the "Temporary Regulation S Note") which will not be exchangeable for an interest in a U.S. Global Note or a Regulation S Global Note (as defined below), or any other note without a legend containing restrictions on transfer, until the expiration of the "40-day restricted period" within the meaning of Rule 903(c)(3) of Regulation S under the Securities Act and then only upon certification that beneficial interests in such U.S. Global Note, Regulation S Global Note or other note are owned either by non-U.S. Persons or U.S. Persons who purchased such interests in a transaction that did not require registration under the Securities Act (the "Regulation S Certification"). The U.S. Global Notes and the Temporary Regulation S Note will be deposited upon issuance with the Trustee as custodian for the Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co., as DTC's nominee. Until the expiration of such 40-day restricted period under Regulation S, transfers of interests in the Temporary Regulation S Note may only be effected through the Euroclear System ("Euroclear") or Cedel S.A. ("Cedel") (as indirect participants in DTC) in accordance with the restrictions set forth in "Notice to Investors." Euroclear and Cedel will hold interests in the Temporary Regulation S Note and the Regulation S Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels Office, as operator of Euroclear, and Citibank, N.A., as operator of Cedel. Following the expiration of the 40-day restricted period, interests in the Temporary Regulation S Note may be exchanged for interests in a global note (the "Regulation S Global Note"), interests in the U.S. Global Note or certificated notes in the names requested by Euroclear or Cedel upon delivery by the holder thereof of the Regulation S Certification. U.S. Global Notes and Regulation S Global Notes are collectively referred to herein as "Global Securities."

      Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with, in the case of the Exchange Senior Notes, the respective principal amounts or, in the case of the Exchange Senior Discount Notes, the respective principal amounts at maturity represented by such Global Security received by such Persons in the Exchange Offer. Such accounts shall be designated by the initial purchasers of the Outstanding Notes with respect to Notes placed by the initial purchasers for the Issuers. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Any Person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Cedel or Euroclear. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      Payment of principal and interest on Notes represented by any such Global Security will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Issuers, the Trustee, any agent of the Issuers, or the initial purchasers of the Outstanding Notes will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising, or reviewing any of DTC's records relating to such beneficial ownership interests.

      The Issuers have been advised by DTC that upon receipt of any payment of principal of, or interest on, any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

      A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if (i) DTC notifies the Issuers that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (ii) the Issuers execute and deliver to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Issuers maintained for such purposes and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Issuers may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

      So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices, and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC or any successor depositary and its participants. Cede & Co. has been appointed as the nominee of DTC. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Issuers understand that under existing industry practices, in the event that the Issuers request any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised the Issuers that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certain Covenants

      Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (a) the Notes have Investment Grade Ratings from both Rating Agencies and (b) no Default or Event of Default has occurred and is continuing under the Indenture, the Company and the Restricted Subsidiaries will not be subject to the provisions of the Indenture applicable to them described under "--Limitation on Indebtedness," "--Limitation on Restricted Payments," "--Limitation on Asset Dispositions," "--Limitation on Restrictions on Distributions from Restricted Subsidiaries," "--Limitation on Transactions with Affiliates," clause (x) of the second paragraph (and such clause (x) as referred to in the first paragraph) of "--Designation of Restricted and Unrestricted Subsidiaries" and clause (v) of the first paragraph of "--Merger, Consolidation and Sale of Assets" (collectively, the "Suspended

Covenants"). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under "--Limitation on Restricted Payments" as though such covenant had been in effect during the entire period of time from the Original Issue Date.

      Limitation on Indebtedness. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect to the Incurrence on a pro forma basis (a) the Company's Leverage Ratio would not exceed 8.0 to 1.0 or (b) such Indebtedness is Permitted Indebtedness.

      Permitted Indebtedness is defined to include any and all of the following:
(i) the Notes; (ii) Indebtedness outstanding on the Funding Date; (iii) Indebtedness under the New Credit Facility in an aggregate principal amount outstanding or available at any one time not to exceed $875.0 million, which amount shall be permanently reduced by the amount of Net Available Proceeds used to Repay Indebtedness under the New Credit Facility to the extent such Net Available Proceeds are not intended to be subsequently reinvested in replacements, improvements or additions to existing or new Properties used or usable in a Domestic Telecommunications Business or used for the permanent repayment or reduction of other Indebtedness, pursuant to the covenant described under "--Limitation on Asset Dispositions" (except at any time after the Issuers have made an Offer to Purchase in accordance with the covenant described under "--Limitation on Asset Dispositions," any Net Available Proceeds remaining after such Offer to Purchase shall only reduce such amount to the extent such remaining Net Available Proceeds are used to permanently Repay Indebtedness under the New Credit Facility); (iv) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to the provisions of clause (a) of the immediately preceding paragraph or clauses (i), (ii), (ix) and (x) of this paragraph; (v) Indebtedness of the Company owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary, or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (vi) Indebtedness under Interest Rate Agreements entered into for the purpose of limiting risk in the ordinary course of the financial management of the Company or any of its Restricted Subsidiaries and not for speculative purposes; provided, however, that the obligations under such agreements are related to payment obligations on Indebtedness that was otherwise permitted to be Incurred by the terms of the Indenture at the time it was Incurred; (vii) Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations (including, but not limited to, workers' compensation) and, in each case, not in connection with the borrowing of money or the obtaining of advances or credit (other than the extension of credit represented by the issuance for the account of the Company or any of its Restricted Subsidiaries of such letter of credit or performance bond itself);
(viii) Indebtedness not otherwise permitted hereunder in an amount outstanding at any time during the period from the beginning of the fiscal quarter during which the Original Issue Date occurred to the end of the sixth fiscal quarter after the quarter during which the Original Issue Date occurred (the "First Six Fiscal Quarters") not to exceed $35.0 million and at all times after the First Six Fiscal Quarters an amount outstanding at any time not to exceed $25.0 million, provided that any Indebtedness Incurred under this clause (viii) shall cease to be deemed Incurred or outstanding for purposes of this clause (viii) but shall be deemed Incurred for purposes of clause (a) of the first paragraph of this covenant from and after the first date on which the Company could have Incurred such Indebtedness under clause (a) of the first paragraph of this covenant without reliance upon this clause (viii); (ix) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries consisting of Capitalized Lease Obligations or Purchase Money Indebtedness for Property used or to be used in connection with a Domestic Telecommunications Business, provided that (A) the aggregate principal amount of such Indebtedness (exclusive of the interest portion thereof and the reasonable costs of financing) does not exceed the lesser of the Fair Market Value or the purchase price and related costs of design, development, acquisition, construction or improvement of such Property at the time of such Incurrence and (B) the aggregate principal amount of all Indebtedness Incurred and then outstanding pursuant to this clause (ix) (together with all Permitted Refinancing Indebtedness Incurred in respect of Indebtedness previously Incurred pursuant to this clause (ix)) does not exceed $25.0 million; (x) Acquired Indebtedness, provided that after giving effect to the underlying acquisition, merger or consolidation, either (A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio referred to in clause (a) of the first paragraph of this covenant or (B) such Leverage Ratio is no greater immediately following such acquisition, merger or consolidation than the Leverage Ratio immediately prior to such acquisition, merger or consolidation; (xi) other Indebtedness in an amount not greater than twice the aggregate amount of cash Equity Interest Sale Proceeds, provided that such Equity Interest Sale Proceeds have not, in the discretion of the Company, been treated as Equity Interest Sale Proceeds for purposes of clause (c)(ii) in the first paragraph of the covenant described under "--Limitation on Restricted Payments" and, provided further that such Indebtedness shall have been Incurred at substantially the same time as such cash Equity Interest Sale Proceeds were received; and (xii) Indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any Restricted Subsidiary pursuant to such agreements, Incurred or assumed in connection with the disposition of any Property or Restricted Subsidiary of the Company, other than guarantees or similar credit support by the Company or any Restricted Subsidiary of Indebtedness incurred by any Person acquiring all or any portion of such Property or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum aggregate liability in respect of all such Indebtedness permitted pursuant to this clause (xii) shall at no time exceed the net proceeds actually received from the sale of such Property or Restricted Subsidiary.

      For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness (including Indebtedness issued to banks or other lenders) meets the criteria of more than one of the categories of Indebtedness described above (including clause (a) of the first paragraph of this covenant), the Company, in its sole discretion, will classify such item of Indebtedness as of the time of the Incurrence thereof (subject to the proviso in clause (viii) of the preceding paragraph) and will only be required to include the amount and type of such Permitted Indebtedness in one of the above clauses and (ii) an item of Indebtedness (including Indebtedness issued to banks or other lenders) may be divided and classified in more than one of the types of Indebtedness described above. The accrual of interest, accretion of Accreted Value and payment of interest in the form of additional subordinated Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

      Limitation on Restricted Payments. The Company shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment, (a) a Default or Event of Default shall have occurred and be continuing, (b) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "--Limitation on Indebtedness" or (c) the aggregate amount of such Restricted Payment and (subject to the second succeeding paragraph) all other Restricted Payments made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the result of (A) Cumulative EBITDA minus (B) the product of 1.2 and Cumulative Interest Expense, plus (ii) Equity Interest Sale Proceeds, plus (iii) the amount by which Indebtedness of the Company (other than subordinated Indebtedness) or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Original Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Equity Interests (other than Disqualified Equity Interests) in the Company (less the amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon conversion or exchange), plus (iv) an amount equal to the deemed net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Original Issue Date in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (unless such transfers or distributions are otherwise included in the calculation of EBITDA for purposes of clause (c)(i)(A) above), in each case to the Company or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments.

      Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary (as the case may be) may (a) pay dividends on or make distributions in respect of Equity Interests in the Company within 60 days of the declaration thereof if, on the declaration date, such dividends or distributions could have been paid in compliance with the foregoing limitation; (b) redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes with the proceeds of or in exchange for any Permitted Refinancing Indebtedness;
(c) acquire, redeem or retire Equity Interests in the Company or Indebtedness of the Company subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes in exchange for, or in connection with a substantially concurrent issuance (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) of, Equity Interests in the Company (other than Disqualified Equity Interests) or in exchange for cash contributions to the equity capital of the Company; (d) with respect to any taxable year or portion thereof that the Company is a Pass-Through Entity, pay any dividend or other distribution on Equity Interests in the Company in an amount not to exceed the aggregate amount necessary to permit each Relevant Taxpayer to pay the Tax Liability of such Relevant Taxpayer with respect to such taxable year; (e) pay any dividend or other distribution on Equity Interests in the Company or make loans to the Parent, in each case to allow BCI Management L.P. To acquire, redeem or retire Equity Interests in the Company held directly or indirectly by a present or former employee of the Company or any Restricted Subsidiary (or such employee's estate, as the case may be) upon such employee's death, disability, retirement or termination of employment with the Company and any Restricted Subsidiary in an aggregate amount not to exceed $5.0 million per year (the "Base Amount"), provided that, to the extent not all the Base Amount is utilized to pay dividends in such year, the unused portion of such Base Amount may be carried forward to and be deemed part of the Base Amount for the immediately subsequent year, provided further that the Base Amount may not exceed $10.0 million in any year; (f) make Investments in Persons (including Unrestricted Subsidiaries) the primary businesses of which are Cable Businesses, Cable Programming Businesses or Related Businesses (other than Investments in Equity Interests in the Company or Tele-Communications, Inc.) in an aggregate amount (based on the amount actually invested) for all such Investments made pursuant to this clause (f) not to exceed the sum of (i) $20.0 million, (ii) an amount equal to the deemed net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Original Issue Date in any Person resulting from payment of dividends, repayment of loans or advances, or other transfers or distributions of Property to the Company or any Restricted Subsidiary from any Person (but only to the extent such net reduction has not been utilized to increase the amount of Restricted Payments permissible pursuant to clauses (c)(i) or (c)(iv) in the immediately preceding paragraph), and not to exceed, in the case of this clause (f)(ii), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person which were made in reliance on this clause (f) and (iii) Equity Interest Sale Proceeds to the extent such Proceeds have not, in the discretion of the Company, been treated as Equity Interest Sale Proceeds for purposes of clause (c)(ii) in the immediately preceding paragraph; (g) pay dividends to the Parent, the proceeds of which are or will be used to pay, or reimburse the Parent for the payment of, management fees and monitoring fees of the Parent pursuant to and in amounts provided for in the Partnership Agreement, provided that such management fees may be increased on an annual basis to up to 5.0% of consolidated gross revenues of the Company to the extent necessary to cover the pro-rata reimbursement of operating expenses (including pro-rata amounts of salaries of Company Employees and overhead expenses) attributable to the Company, provided further that if at the time of such dividend a Default or an Event of Default shall have occurred and be continuing (or would result therefrom) such dividend shall be limited to an amount not to exceed the portion of the management fees that represents a pro-rata reimbursement of operating expenses attributable to the Company; (h) declare and pay scheduled dividends (not constituting a return on capital) to holders of any Disqualified Equity Interests of the Company or any of its Restricted Subsidiaries subject to and Incurred in accordance with the covenant described under "--Limitation on Indebtedness;" (i) make Investments with Excluded Contributions, provided that such Excluded Contribution was received by the Company at substantially the same time as such Investment was made; (j) make Investments in connection with the AT&T Joint Venture in an aggregate amount not to exceed the lesser of 66 2/3% of the amount of any cash equity contributions made by AT&T or its Affiliates (other than the Company and its Affiliates) in the AT&T Joint Venture and $25.0 million; (k) to the extent Investments in connection with the AT&T Joint Venture are made with Excluded Contributions in accordance with clause (i) of this paragraph, make additional Investments in the AT&T Joint Venture in an aggregate amount not to exceed the lesser of 50% of the amount of such Excluded Contributions and $20.0 million, provided that each such additional Investment is made at substantially the same time as such Investment pursuant to clause (i) of this paragraph was made, provided further that such Investment shall not be made at the same time or substantially the same time as the Company makes a distribution (other than a Tax Distribution) with respect to its Equity Interests; (l) acquire Equity Interests of any Person who beneficially owns, directly or indirectly, 50% or more of the total voting power of the Voting Equity Interests of the Company for the sole purpose of contributing the acquired Equity Interests to the Company's 401(k) Plan, provided that the contribution of the acquired Equity Interests is in the ordinary course and in lieu of cash contributions the Company would otherwise make to its 401(k) Plan; and (m) make other Restricted Payments in an aggregate amount not to exceed $15.0 million.

      Any payments made pursuant to clauses (b), (c), (d), (g), (h), (i), (k) and (l) of the immediately preceding paragraph shall be excluded from the calculation of the aggregate amount of Restricted Payments made after the Original Issue Date; provided, however, that the proceeds from the issuance of Equity Interests pursuant to clause (c) of the immediately preceding paragraph shall not constitute Equity Interest Sale Proceeds to the extent such proceeds are used in the manner set forth in such clause (c) for purposes of clause
(c)(ii) of the first paragraph of this covenant.

      Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary that has Guaranteed (a) any Indebtedness of the Company or
(b) any Indebtedness of a Restricted Subsidiary that has Guaranteed any Indebtedness of the Company to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of the Company or such Restricted Subsidiary secured by such Lien for so long as any such other Indebtedness of the Company or such Restricted Subsidiary shall be so secured; provided, however, that no Lien may be granted with respect to Indebtedness of the Company that is subordinated to the Notes.

      Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Equity Interests, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary, (b) make any loans or advances to the Company or any other Restricted Subsidiary or (c) transfer any of its Property to the Company or any other Restricted Subsidiary. Such limitation will not apply (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions (i) in existence on the Original Issue Date under or by reason of any agreements in effect on the Original Issue Date, including under the Indenture and the Notes, (ii) in existence under or by reason of the New Credit Facility, provided that such restrictions or encumbrances are no less favorable to the holders of the Notes than those restrictions or encumbrances pursuant to the New Credit Facility as in effect on the Funding Date and as described in this Prospectus; provided further, however, that the provisions of the New Credit Facility permit distributions to the Company for the purpose of, and in an amount sufficient to fund, the payment of principal due at Stated Maturity and interest in respect of the Notes (provided, in either case, that such payment is due or to become due within 30 days from the date of such distribution) at a time when there does not exist an event which after notice or passage of time or both would permit the lenders under the New Credit Facility to declare all amounts thereunder due and payable; (iii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if either (A) such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or a Restricted Subsidiary or (B) such encumbrance or restriction was created in connection with the refinancing of preexisting Indebtedness in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or a Restricted Subsidiary, and the new Indebtedness satisfies the requirements of "--Certain Definitions--Permitted Refinancing Indebtedness," and such encumbrance or restriction relates only to the Property previously subject to an encumbrance or restriction under the preexisting Indebtedness and such encumbrance or restriction is no more restrictive than was its predecessor, (iv) which result from the renewal, refinancing, extension or amendment of an agreement referred to in clauses
(1)(i), (ii) and (iii) above and in clauses (2)(i) and (ii) below, provided such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, and (v) customary encumbrances or restrictions on distributions of cash or other deposits or customary net worth maintenance covenants imposed by customers under contracts entered into in the ordinary course of business, and (2) with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under "--Limitation on Indebtedness" and "--Limitation on Liens" that limits the right of the debtor to dispose of the Property securing such Indebtedness, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired (and any improvements thereto) and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale or (v) customary restrictions contained in cable television franchise agreements limiting the transfer of the franchises granted thereby.

      Limitation on Issuances of Guarantees by Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless
(i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) until one year after all the Notes have been paid in full in cash, such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee, provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (a) existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (b) guarantees the payment of any principal, interest, penalties, fees, indemnification obligations, reimbursement obligations (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages or other liabilities of the Company or any Restricted Subsidiary under the New Credit Facility. If the Guaranteed Indebtedness is (A) pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Equity Interests in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

      Limitation on Asset Dispositions. The Company may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition unless: (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the Fair Market Value of the Property sold or disposed of as determined by the Governing Authority in good faith and evidenced by a Resolution filed with the Trustee; (ii) (A) at least 75% of the consideration for such disposition consists of (1) cash or Temporary Cash Investments, (2) the assumption of Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness that is subordinated to the Notes) and release of the Company and all Restricted Subsidiaries from all liability on the Indebtedness assumed or (3) any notes, obligations or other securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition or (B) the consideration paid to the Company or such Restricted Subsidiary is in the form of Property (including franchises and licenses required to own or operate such Property) which is determined in good faith by the Governing Authority, as evidenced by a Resolution, to be used or usable in a Domestic Telecommunications Business; and (iii) the Company delivers an Officers' Certificate to the Trustee certifying that such Asset Disposition complies with the foregoing clauses (i) and (ii).

      The Net Available Proceeds (or any portion thereof) from Asset Dispositions may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Indebtedness): (1) to the permanent repayment or reduction of Indebtedness of the Company (other than subordinated Indebtedness) or a Restricted Subsidiary then outstanding (other than Indebtedness owed to the Company or any Affiliate of the Company); or (2) to reinvest in replacements, improvements or additions to existing or new Properties (including franchises and licenses required to own or operate such Properties) used or usable in a Domestic Telecommunications Business (including by means of an investment by a Restricted Subsidiary with Net Available Proceeds received by the Company or another Restricted Subsidiary). Pending the final application of any such Net Available Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Available Proceeds in Temporary Cash Investments.

      Any Net Available Proceeds from an Asset Disposition not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Proceeds shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an Offer to Purchase with such Excess Proceeds on a pro-rata basis according to principal amount (or, in the case of Indebtedness issued at a discount, the then-Accreted Value) for (x) outstanding Notes at a price in cash equal to, in the case of the Senior Notes, 100% of the principal amount thereof and, in the case of the Senior Discount Notes, 100% of the Accreted Value thereof on the purchase date plus, in each case, accrued and unpaid interest, if any, thereon (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture and (y) any other Indebtedness of the Company that is pari passu with the Notes, at a price no greater than 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (or 100% of the then-Accreted Value plus accrued and unpaid interest, if any, to the purchase date in the case of original issue discount Indebtedness), to the extent, in the case of this clause (y), required under the terms thereof (other than Indebtedness owed to the Company or any Affiliate of the Company). Any remaining Excess Proceeds may be applied to any use as determined by the Company which is not otherwise prohibited by the Indenture, and the amount of Excess Proceeds shall be reset to zero.

      Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property, the rendering of any service or the modification, renewal or extension of any existing agreement with Affiliates of the Company) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless the terms of such Affiliate Transaction are (a) (i) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments or value in excess of $1.0 million, set forth in writing, and (ii) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such Affiliate Transaction for a similar transaction in arms-length dealings with a Person who is not such an Affiliate, (b) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments or value in excess of $10.0 million, the Governing Authority approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(ii) of this paragraph as evidenced by a Resolution and (c) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments in excess of $50.0 million, the Company obtains an opinion letter from an Independent Appraiser to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view to the Company and its Restricted Subsidiaries.

      Notwithstanding the foregoing limitation, the Company or any of its Restricted Subsidiaries may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Funding Date or any renewal, amendment, extension or replacement of such contract on terms that are in the aggregate no less favorable to the Company and its Restricted Subsidiaries, including contracts for the acquisition of cable television programming and equipment; provided that as this clause (i) relates to the Partnership Agreement, the Contribution Agreement, the New Supply Agreement, the Advertising Arrangement, the TCID Note and the Assumed TCI Debt, each such agreement, note or debt in existence on the Funding Date shall be on terms that are no less favorable to the Company and its Restricted Subsidiaries than as are contemplated (including any changes to such terms) in this Prospectus, provided further that any material amendment, modification or replacement or successor agreements to the New Supply Agreement shall have been approved by the Governing Authority and a majority of the disinterested limited partners of the Parent;
(ii) any Restricted Payment made in accordance with "--Limitation on Restricted Payments" or any Permitted Investment; (iii) any transaction or series of transactions between the Company and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; (iv) the payment of reasonable compensation (including amounts or Equity Interests (other than Disqualified Equity Interests) paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Restricted Subsidiaries; (v) loans and advances to Company Employees (such loans to be made either directly to such Company Employees or through the Parent, the General Partner, Bresnan Communications, Inc. or BCI Management, L.P.) or loans to BCI Management, L.P. (directly or indirectly through the Parent, the General Partner or Bresnan Communications, Inc.) to allow BCI Management, L.P. To acquire, redeem or retire Equity Interests in BCI Management, L.P. held by Company Employees (or such Company Employee's estate, as the case may be) upon such employee's death, disability, retirement or termination of employment, provided that such loans and advances do not exceed $5.0 million at any one time outstanding; (vi) customary indemnification payments to members of the Governing Body or officers of the Company, any Restricted Subsidiary, the Parent, the General Partner or BCI Management L.P. For liabilities incurred in connection with the rendering of services to the Company; and (vii) issuances of Equity Interests in the Company (other than Disqualified Equity Interests or Preferred Equity Interests) in connection with capital contributions.

      References, directly or indirectly, to any Person in the foregoing list of transactions is not intended to imply and should not be construed as implying that any such Person is an Affiliate of the Company.

      Designation of Restricted and Unrestricted Subsidiaries. The Governing Authority may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if (a) the Subsidiary to be so designated does not own any Equity Interests or Indebtedness of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary and (b) either (i) the Subsidiary to be so designated has total assets of $1,000 or less, (ii) the portion (proportionate to the Company's Equity Interests in such Subsidiary) of the Fair Market Value of such Subsidiary at the time of such designation would be permitted as, and shall be deemed to constitute, an Investment pursuant to the covenant described under "--Limitation on Restricted Payments," or (iii) such designation is effective immediately upon such entity becoming a Subsidiary of the Company. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the immediately following paragraph will not be satisfied after giving pro forma effect to such classification. Except as provided in the first sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The Indenture further provides that neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Indebtedness that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Indebtedness, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary). Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Guarantee previously made by such Restricted Subsidiary.

      The Governing Authority may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation, (x) the Company could Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of the covenant described under "--Limitation on Indebtedness" or the Company's Leverage Ratio would be no greater immediately following such designation than the Company's Leverage Ratio immediately preceding such designation and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom. In the case of the redesignation of an Unrestricted Subsidiary (which was previously a Restricted Subsidiary) as a Restricted Subsidiary, the Company shall be deemed to have a continuing "Investment" in an Unrestricted Subsidiary equal to the amount (if positive) equal to (x) the Company's "Investment" in such Unrestricted Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's Equity Interests in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of such redesignation.

      Any such designation or redesignation by the Governing Authority will be evidenced to the Trustee by filing with the Trustee a Resolution giving effect to such designation or redesignation and an Officers' Certificate (a) certifying that such designation or redesignation complies with the foregoing provisions and (b) giving the effective date of such designation or redesignation, such filing with the Trustee to occur within 75 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year).

      The Company shall at all times cause each of BCC and Bresnan Telecommunications Company LLC to be a direct Wholly Owned Subsidiary.

      Limitation on Conduct of Business of BCC. BCC shall not conduct any business or other activities, own any Property, enter into agreements or Incur any Indebtedness or other liabilities, other than in connection with serving as an Issuer and obligor with respect to the Notes.

      Merger, Consolidation and Sale of Assets. Neither of the Issuers may consolidate with or merge with or into any other Person (other than a merger of a Restricted Subsidiary (other than BCC) into the Company), or convey, sell, transfer, lease or otherwise dispose of all or substantially all of its Property (in one transaction or a series of related transactions), unless: (i) such Issuer shall be the surviving Person (the "Surviving Person"), or the Surviving Person (if other than such Issuer) formed by such consolidation or into which such Issuer is merged or to which the Property of such Issuer is transferred shall be, in the case of BCC, a corporation, or in any other case, a corporation, partnership or trust, organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) the Surviving Person (if other than such Issuer) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of such Issuer under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (iii) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of an Issuer's Property, such Property shall have been transferred as an entirety or virtually as an entirety to one or more Persons, provided that all such transferees shall have jointly and severally assumed, as the Surviving Person, the obligations of such Issuer pursuant to clause (ii); (iv) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (v) immediately after giving effect to such transaction on a pro forma basis (including, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), (A) the Surviving Person would be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "--Limitation on Indebtedness" or (B) the Leverage Ratio for the Surviving Person would be no greater immediately following such transaction than the Company's Leverage Ratio immediately preceding such transaction.

      In connection with any consolidation, merger or transfer contemplated by this provision, the Issuers shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereof comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with. After any such consolidation, merger or transfer (other than a lease of all or substantially all of an Issuer's Property) effected in compliance with the terms of the Indenture, references to such Issuer shall mean the Surviving Person and shall not mean the Person who was previously the Issuer.

SEC Reports

      Notwithstanding that the Issuers may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission (but only if the Commission accepts such filings) and provide the Trustee and holders of the Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such sections. Notwithstanding the foregoing, such reporting requirements shall be deemed satisfied (x) prior to April 10, 1999, if the Company delivers to the Trustee and the holders of the Notes on or prior to such date copies of the audited consolidated financial statements of the Company for the three-year period ended December 31, 1998 and (y) prior to May 20, 1999, by filing with the Commission and delivering to the Trustee and the holders of the Notes on or prior to such date a registration statement under the Securities Act that contains the information that would be required in a Form 10-K for the Company for the year ended December 31, 1998 and a Form 10-Q for the Company for the quarter ended March 31, 1999 and any Form 8-K required under Section 13 or 15(d) of the Exchange Act.

Events of Default

      The following events are defined in the Indenture as "Events of Default":
(i) the Issuers fail to make the payment of any principal or Accreted Value, as applicable, of, or premium, if any, on the Notes when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase or declaration, or otherwise; (ii) the Issuers fail to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days; (iii) either Issuer fails to comply with the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets;" (iv) either Issuer fails to comply with any other covenant applicable to it in the Notes or Indenture and such failure continues for 60 days after written notice specifying the default (and demanding that such default be remedied) from the Trustee or the registered holders of not less than 25% in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding; (v) a default under any Indebtedness by the Company or any Restricted Subsidiary which results in acceleration of the maturity of such Indebtedness, or the failure to pay any such Indebtedness at final maturity (giving effect to any applicable grace periods), in an amount aggregating $15.0 million or more (the "cross acceleration provisions"); (vi) any judgment or judgments for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in an aggregate amount in excess of $15.0 million shall be rendered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions") and (vii) certain events involving bankruptcy, insolvency or reorganization of either of the Issuers or any Significant Subsidiary of the Company (the "bankruptcy provisions"). The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or Accreted Value, as applicable, or premium, if any, or interest on such Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

      The Indenture provides that if an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding may declare to be immediately due and payable the principal amount or Accreted Value, as applicable, of the Notes of such series then outstanding, plus accrued but unpaid interest to the date of acceleration by written notice to the Issuers specifying the relevant Event of Default and that the written notice constitutes a "notice of acceleration"; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal or Accreted Value, as applicable, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

      The registered holders of a majority in principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding shall have the right to waive any existing Default or Event of Default with respect to such series of Notes or compliance with any provision of the Indenture or such series of Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

      No holder of the Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the registered holders of at least 25% in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the registered holders of a majority in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal or Accreted Value, as applicable, of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

      Subject to certain exceptions, the Indenture may be amended with respect to the Notes of a series with the consent of the registered holders of a majority in principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, of the Notes of such series then outstanding affected by such amendment (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived in respect of any series (except a default in the payment of principal, Accreted Value, premium or interest and certain covenants which cannot be amended without the consent of each holder of an outstanding Note of a series) with the consent of the registered holders of a majority in aggregate principal amount, in the case of the Exchange Senior Notes and Senior Notes, and aggregate principal amount at maturity, in the case of the Exchange Senior Discount Notes and Senior Discount Notes, of the Notes of such series then outstanding. However, without the consent of each holder of an outstanding Note of any series affected, no amendment may, among other things, (i) reduce the amount of Notes of any series whose holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal or Accreted Value, as applicable, of or extend the Stated Maturity of any Note,
(iv) make any Note payable in money other than that stated in the Note, (v) impair the right of any holder of the Notes to receive payment of principal or Accreted Value, as applicable, of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vi) subordinate in right of payment, or otherwise subordinate, the Notes to any other obligation of either Issuer, (vii) make any change in the amendment provisions that require each holder's consent or in the waiver provisions, (viii) reduce the premium payable upon the redemption of any Note or change the time at which any Note may or shall be redeemed as described under "--Optional Redemption," (ix) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant thereto, (x) at any time after the Company is obligated to make an Offer to Purchase with the Excess Proceeds from Asset Dispositions, change the time at which such Offer to Purchase must be made or at which the Notes must be repurchased pursuant thereto, (xi) modify any provision of the Indenture relating to the calculation of Accreted Value, (xii) modify any provision of the Indenture relating to the Escrowed Funds or the Special Mandatory Redemption or
(xiii) release either of the Issuers from its respective obligations under the Indenture (other than pursuant to "--Certain Covenants--Merger, Consolidation and Sale of Assets").

      Without the consent of any holder of the Notes, the Issuers and the Trustee may amend the Indenture (i) to cure any ambiguity, omission, defect or inconsistency, (ii) to provide for the assumption by a successor Person of the respective obligations of the Issuers or any Restricted Subsidiary under the Indenture or any Subsidiary Guarantee, (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Internal Revenue Code), (iv) to add Guarantees with respect to the Notes of any series or to reflect the release pursuant to the terms of the Indenture of a Restricted Subsidiary from its obligations with respect to its Subsidiary Guarantee, (v) to secure the Notes of any series, (vi) to add to the covenants of the Issuers for the benefit of the holders of the Notes of any series or to surrender any right or power conferred upon the Issuers, (vii) to make any change that does not adversely affect the rights of any holder of the Notes of any series or (viii) to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

      The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

      After an amendment under the Indenture becomes effective, the Issuers are required to mail to each registered holder of the Notes at such holder's address appearing in the security register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

      The Issuers at any time may terminate all of their and any Restricted Subsidiaries' respective obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their and any Restricted Subsidiaries' obligations under the covenants described under "--Certain Covenants" (other than the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets"), the operation of the cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Events of Default" and the limitations contained in clause (v) under the first paragraph of "--Certain Covenants--Merger, Consolidation and Sale of Assets" ("covenant defeasance").

      The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v), (vi) or (vii) (with respect only to Significant Subsidiaries) under "--Events of Default" or because of the failure of the Company to comply with clause (v) under the first paragraph of "--Certain Covenants--Merger, Consolidation and Sale of Assets."

      In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal or Accreted Value, as applicable, of and interest on the Notes to maturity or an earlier redemption in accordance with the terms of the Indenture and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

      "Accreted Value" of any outstanding Exchange Senior Discount Note or Senior Discount Note as of or to any date of determination prior to February 1, 2004, or of any other Indebtedness issued at a price less than the principal amount at stated maturity, means, as of any date of determination, an amount equal to the sum of (a) the issue price of such Exchange Senior Discount Note or Senior Discount Note or Indebtedness, as applicable, as determined in accordance with Section 1273 of the Internal Revenue Code or any successor provisions (which, in the case of the Exchange Senior Discount Notes or Senior Discount Notes, will be $636.44 per $1,000 principal amount at maturity of the Exchange Senior Discount Notes or Senior Discount Notes) plus (b) the aggregate of the portions of the original issue discount (the excess of the amounts considered as part of the "stated redemption price at maturity" of such Exchange Senior Discount Note or Senior Discount Note or Indebtedness, as applicable, within the meaning of Section 1273(a)(2) of the Internal Revenue Code or any successor provisions, whether denominated as principal or interest, over the issue price of such Exchange Senior Discount Note or Senior Discount Note or Indebtedness, as applicable) that shall theretofore have accrued pursuant to Section 1272 of the Internal Revenue Code (without regard to Section 1272(a)(7) of the Internal Revenue Code) from the date of issue of such Exchange Senior Discount Note or Senior Discount Note or Indebtedness, as applicable, to the date of determination (which amount, in the case of the Exchange Senior Discount Notes or Senior Discount Notes, shall be amortized on a daily basis and compounded semiannually on each February 1 and August 1 at a rate of 9 1/4% per annum from the Original Issue Date through the date of determination on the basis of a 360-day year of twelve 30-day months), minus all amounts theretofore paid in respect of such Exchange Senior Discount Note or Senior Discount Note or Indebtedness, as applicable, within the meaning of Section 1273(a)(2) of the Internal Revenue Code or any successor provisions (whether such amounts paid were denominated principal or interest). The Accreted Value of any outstanding Exchange Senior Discount Note or Senior Discount Note on or after February 1, 2004 will mean the principal amount at maturity of such Exchange Senior Discount Note or Senior Discount Note. Notwithstanding the foregoing, if the Company elects to pay interest on the Exchange Senior Discount Notes or Senior Discount Notes on or after February 1, 2002 and prior to February 1, 2004, the Notes shall cease to accrete, and the Accreted Value and the principal amount at maturity of such Exchange Senior Discount Note or Senior Discount Note shall be the Accreted Value on the date of commencement of such accrual as calculated in accordance with the first sentence of this definition.

      "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets (or from merger or consolidation with or into) such Person, in each case, other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be, provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of, or substantially contemporaneously with, the consummation of the transactions by which such Person becomes a Restricted Subsidiary or such asset acquisition shall not constitute Acquired Indebtedness.

      "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any individual who is a director or officer (a) of such specified Person, (b) of any Subsidiary of such specified Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For the purposes of the section described under "--Certain Covenants--Limitation on Transactions with Affiliates," "Affiliate" shall also mean (x) any beneficial owner of interests representing 10% or more of the total voting power of the then outstanding Voting Equity Interests (on a fully diluted basis) of the Company and (y) any Person who would be an Affiliate pursuant to the first sentence hereof of any such beneficial owner of interests representing 10% or more of the total voting power of the then outstanding Voting Equity Interests of the Company.

      "Annualized EBITDA" means, with respect to any Person, the product of such Person's EBITDA for the latest fiscal quarter for which financial statements are available multiplied by four.

      "Asset Disposition" means any transfer, conveyance, sale, lease, issuance or other disposition by the Company or any Restricted Subsidiary in one or more related transactions (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary of the Company, but excluding a disposition by a Restricted Subsidiary to the Company or a Restricted Subsidiary or by the Company to a Restricted Subsidiary) of (i) Equity Interests of a Restricted Subsidiary, (ii) substantially of all the assets of the Company or any Restricted Subsidiary representing a division or line of business or (iii) other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business (excluding any transfer, conveyance, sale, lease or other disposition of equipment that is obsolete or no longer used by or useful to the Company, provided that the Company has delivered to the Trustee an Officers' Certificate stating that such criteria are satisfied). The following shall not be Asset Dispositions: (i) when used with respect to the Company, any Asset Disposition permitted pursuant to "Mergers, Consolidations and Certain Sales of Assets" which constitutes a disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries taken as a whole or any disposition that constitutes a Change of Control pursuant to the Indenture, (ii) any disposition that constitutes a Restricted Payment permitted by the covenant described under "Certain Covenants--Limitation on Restricted Payments" or a Permitted Investment, (iii) a disposition of Temporary Cash Investments and (iv) any disposition of assets in one or more related transactions with an aggregate Fair Market Value of less than $1.0 million.

      "AT&T Joint Venture" means the joint venture to be entered into between the Company or a Restricted Subsidiary and AT&T Corp. or an Affiliate thereof relating to the use of the Company's cable television systems in connection with the provision of telephony services by the joint venture, as further described under "Prospectus Summary--Recent Events" in this Prospectus.

      "Attributable Indebtedness" means Indebtedness deemed to be Incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

      "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Equity Interest, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Equity Interest multiplied by the amount of such payment by (ii) the sum of all such payments.

      "Bresnan Family Member" means William J. Bresnan, his spouse and descendants (including spouses of his descendants), any trust established solely for the benefit of any of the foregoing individuals, or any partnership or other entity at least 80% owned or controlled directly or indirectly by any of the foregoing persons.

      "Cable Business" means the ownership, development, operation and/or acquisition of cable television systems.

      "Cable Programming Business" means the ownership, development or provision of cable television programming.

      "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

      "Cash Equivalents" means investments in time deposits, certificates of deposit or money market deposits maturing within 90 days of the date of acquisition thereof, entitled to U.S. federal deposit insurance for the full amount thereof or issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital in excess of $500 million; provided that no such investment shall mature later than the Assumed Redemption Date.

      "Change of Control" means (i) at any time prior to the first Public Equity Offering that results in a Public Market, the occurrence of any of the following events:

            (A) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, is (including as a result of consolidation or merger, sale, transfer, lease conveyance or other disposition of assets, or otherwise) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Equity Interests of the General Partner at any time that the Permitted Holders are the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, in the aggregate of less than 50% of the total voting power of the Voting Equity Interests of the Company (for purposes of this clause (A), such person or group shall be deemed to beneficially own any Voting Equity Interests of an entity (the "specified entity") held by any other entity (the "parent entity") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total Equity Interests of such parent entity); or

            (B) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, is (including as a result of consolidation or merger, sale, transfer, lease conveyance or other disposition of assets, or otherwise) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Equity Interests of the Company (for purposes of this clause (B), such person or group shall be deemed to beneficially own any Voting Equity Interests of an entity (the "specified entity") held by any other entity (the "parent entity") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total Equity Interests of such parent entity); or

            (C) the holders of the Equity Interests of the Company shall have approved any plan of liquidation or dissolution of the Company (other than in connection with a reorganization effected for the sole purpose of facilitating a Public Equity Offering that is consummated within 30 days of such approval); and

      (ii) on or after the first Public Equity Offering that results in a Public Market, the occurrence of any of the following events:

            (A) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, is (including as a result of consolidation or merger, sale, transfer, lease conveyance or other disposition of assets, or otherwise) the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 35% or more of the total voting Power of the Voting Equity Interests of the Company at any time that the Permitted Holders are the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Equity Interests of the Company than such other person or group (for purposes of this clause (A), such person or group shall be deemed to beneficially own any Voting Equity Interests of an entity (the "specified entity") held by any other entity (the "parent entity") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total Equity Interests of such parent entity); or

            (B) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election or appointment by the Board of Directors or whose nomination for election by the holders of the Voting Equity Interests of the Company was approved by a vote of a majority of the members then still in office who were either members at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

            (C) the holders of the Equity Interests of the Company shall have approved any plan of liquidation or dissolution of the Company.

      "Company Employee" means an employee of the Parent, the General Partner, Bresnan Communications, Inc. or BCI Management, L.P., who, for the twelve-month period immediately preceding or following the date of determination, has spent or is reasonably expected in good faith to spend a substantial amount of his or her working time performing management or administrative services for the Company.

      "Consolidated Interest Expense" means, for any Person (or in the case of the Company, the Company and its Restricted Subsidiaries), for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financing, including commitment, availability and similar fees (but excluding amortization of deferred financing fees related to the Financings), non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of Redeemable Dividends in respect of Equity Interests meeting the requirements of "--Disqualified Equity Interests" in such Person, the amount of Preferred Equity Interest dividends in respect of all Preferred Equity Interests in Subsidiaries of such Person held by Persons other than such Person or a Restricted Subsidiary of such Person equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Equity Interest, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the interest component of rentals in respect of any Capitalized Lease Obligation or Sale and Leaseback Transaction paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a Capitalized Lease Obligation or a Sale and Leaseback Transaction shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation or Sale and Leaseback Transaction in accordance with GAAP consistently applied.

      "Consolidated Net Income" of a Person means for any period, the net income
(loss) of such Person and its Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income (i) with respect to the Company, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) any net income (loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) with respect to the Company, any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (a) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (b) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any net after-tax gain (or loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Equity Interests in any Person, (v) any net after-tax extraordinary gain or loss, (vi) the net after-tax cumulative effect of a change in accounting principles and (vii) for purposes of calculating the Leverage Ratio only, any net after-tax income (or loss) from discontinued operations.

      "Contribution Agreement" means the Contribution Agreement, dated as of June 3, 1998, as amended prior to the Original Issue Date, by and among Blackstone Cable Acquisition Company, LLC, the Parent and certain of its affiliates (including William J. Bresnan), TCID of Michigan, Inc., and certain affiliates of Tele-Communications, Inc.

      "Cumulative EBITDA" means at any date of determination the aggregate amount of EBITDA of the Company during the period (treated as one accounting period) from the beginning of the first full fiscal quarter following the fiscal quarter during which the Funding Date occurs to the end of the most recent fiscal quarter ending prior to the date of determination for which financial statements are available or required or, if such aggregate

EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

      "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during the period (treated as one accounting period) from the beginning of the first full fiscal quarter following the fiscal quarter during which the Funding Date occurs to the end of the most recent fiscal quarter ending prior to the date of determination for which financial statements are available or required determined on a consolidated basis in accordance with GAAP.

      "Default" means any event which is, or after notice or the passage of time or both would be, an Event of Default.

      "Disqualified Equity Interest" means, with respect to any Person, any Equity Interest that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (a)(i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is redeemable at the option of the holder thereof, in whole or in part, or
(iii) is or may become convertible or exchangeable at the option of the holder for Indebtedness and (b) as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the Stated Maturity of the Notes; provided, however, that Equity Interests in such Person that would not otherwise be characterized as Disqualified Equity Interests under this definition shall not constitute Disqualified Equity Interests if (A) such Equity Interests are convertible or exchangeable into Indebtedness solely at the option of such Person or (B) such Equity Interests would be Disqualified Equity Interests solely because such Equity Interests require such Person to make an offer to purchase such Equity Interests upon the occurrence of certain events and such Equity Interests expressly provide that such offer may not be satisfied until all the Notes have been paid in full.

      "Domestic Telecommunications Business" means (i) a Person actively engaged in, or assets constituting plant, property or equipment used in the operation of, a Cable Business, (ii) a Person actively engaged in a Cable Programming Business or (iii) a Person actively engaged in, or assets which comprise, a Related Business the services of which are offered in connection with the operation, or utilizing the facilities, of a cable television system; provided that each such Cable Business, Cable Programming Business or Related Business is located in the United States.

      "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period, plus, to the extent deducted in the calculation of Consolidated Net Income, (ii) the provision for taxes for such period based on income or profits and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, plus (vii) any fees and expenses directly related to an offering of the Equity Interests of such Person, Permitted Investments, acquisitions or recapitalizations (in the case of the Company, including the recapitalization pursuant to the terms of the Contribution Agreement) or Indebtedness, in each case, otherwise permitted under the Indenture, minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to the Company, each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.

      "Equity Interest Sale Proceeds" means the sum of (a) the aggregate Net Cash Proceeds received by the Company from (i) the issue or sale (other than to a Subsidiary of the Company or an employee ownership plan or trust established by the Company or any Subsidiary of the Company) by the Company of any class of its Equity Interests (other than Disqualified Equity Interests) on or after the Original Issue Date or (ii) contributions to the equity capital of the Company on or after the Original Issue Date which do not themselves constitute Disqualified Equity Interests and (b) the Fair Market Value, as determined by an Independent Appraiser with experience underwriting debt and/or equity securities for operators of Domestic Telecommunications Businesses, of any Domestic Telecommunications Business contributed to the Company by Tele-Communications, Inc. or its Affiliates in exchange in whole or in part for Equity Interests (other than Disqualified Equity Interests) in the Company on or after the Original Issue Date.

      "Equity Interests" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrants, options or other interest (whether or not currently exercisable) in the nature of an interest in equity in such Person (including Preferred Equity Interests, but excluding any debt security convertible or exchangeable into such equity interest), entitling the holders thereof (together with the holders of all other interests of the same class) to a pro rata share of any dividend or distribution, or a pro rata participation in any other allocation, of the profits of such Person.

      "Equity Offering" means a public or private offering by the Company or a Person that owns all the outstanding Equity Interests of the Company for cash of its Equity Interests (other than Disqualified Equity Interests).

      "Event of Default" has the meaning set forth under "--Events of Default."

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Excluded Contributions" means the aggregate Net Cash Proceeds received by the Company after the Original Issue Date from (a) contributions to the equity capital of the Company (which do not themselves constitute Disqualified Equity Interests) for the purpose of making an Investment in accordance with clauses
(i) and (k) of the second paragraph of the covenant described under "--Limitation on Restricted Payments" and (b) the sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) of Equity Interests (other than Disqualified Equity Interests) of the Company, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph under "--Limitation on Restricted Payments."

      "Fair Market Value" means with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such Property has a Fair Market Value of less than $5.0 million, by any Officer of the Company or (ii) if such Property has a Fair Market Value equal to or in excess of $5.0 million, by a majority of the Governing Authority and evidenced by a Resolution, dated within 30 days of the relevant transaction, of the Governing Authority delivered to the Trustee.

      "GAAP" means United States generally accepted accounting principles as in effect in the United States on the Original Issue Date.

      "General Partner" means the Person acting as the managing general partner of the Parent.

      "Governing Authority" means, with respect to the Company, the General Partner (subject to the approval of the limited partners of the Parent, when and as provided in the Partnership Agreement), the advisory committee, the executive committee, management committee, board of directors or similar governing body of the Company, or any authorized committee thereof, in any such case, with the authority to manage the business and affairs of the Company.

      "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

      "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.

      "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and

"Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, that solely for purposes of determining compliance with "Certain Covenants--Limitation on Indebtedness", amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness.

      "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any Property (excluding any balances that constitute subscriber advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first-named Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such Property or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Disqualified Equity Interests, (v) any Attributable Indebtedness, (vi) all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations entered into in connection with the borrowing of money or the obtaining of advances or credit (other than the extension of credit represented by the issuance for the account of the Company or any of its Restricted Subsidiaries of such letter of credit itself)) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, (vii) Preferred Equity Interests (owned other than by such Person) in its Restricted Subsidiaries and (viii) any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Equity Interest that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interest as if such Disqualified Equity Interest were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Equity Interest is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Equity Interest. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. In the case of Indebtedness sold at a discount, the amount of such Indebtedness shall at all times be the Accreted Value of such Indebtedness at the date of determination as determined in conformity with GAAP. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to (i) zero, if such obligation is an Interest Rate Agreement permitted pursuant to clause (vi) of the second paragraph of "--Certain Covenants--Limitation on Indebtedness" or
(ii) the amount appearing as a liability under GAAP in respect of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted. Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest.

      "Independent Appraiser" means an investment banking firm of national standing or any third party appraiser of national standing; provided, however, that such firm or appraiser is not an Affiliate of the Company or Tele-Communications, Inc.

      "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement.

      "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

      "Investment" by any Person means any direct or indirect loan or advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Equity Interests, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person. In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

      "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

      "Letter of Credit" means an irrevocable documentary letter of credit from an issuing bank of nationally recognized standing (whose debt is rated "A" or higher according to the Rating Agencies) expiring on June 1, 1999, which names the Trustee as the beneficiary thereof and which shall be presentable for payment at any time by the Trustee, provided that the only condition to payment thereunder shall be a certification signed by the Trustee stating one of the following: (i) the Trustee will use the amount drawn to fund a portion of the aggregate Mandatory Redemption Price, (ii) a Remedies Trigger Event (as defined in the Escrow Agreement) has occurred or (iii) the Special Mandatory Redemption has not taken place as of the date of the certification and the Letter of Credit will expire within 10 business days of such date.

      "Leverage Ratio" means the ratio of (i) the outstanding Indebtedness of a Person and its Restricted Subsidiaries to (ii) the Annualized EBITDA of such Person and its Restricted Subsidiaries.

      For purposes of computing the Company's Leverage Ratio, if (a) since the beginning of the relevant period, the Company or any Restricted Subsidiary shall have made any Asset Disposition or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business (including cable television systems) or shall have Incurred or Repaid any Indebtedness or shall have classified in accordance with GAAP any operations as discontinued, (b) the transaction giving rise to the need to calculate the Leverage Ratio is such an Asset Disposition, Investment, acquisition, Incurrence or Repayment of Indebtedness or discontinuation of operations or (c) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Disposition, Investment or acquisition, Incurrence or Repayment of Indebtedness or discontinuation of operations, the Leverage Ratio for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment, acquisition, Incurrence or Repayment of Indebtedness or discontinuation of operations as if such Asset Disposition, Investment, acquisition, Incurrence or Repayment of Indebtedness or discontinuation of operations occurred on the first day of such period.

      Any such pro forma calculation may include adjustments in the reasonable determination of the Company as quantified and set forth in an Officers' Certificate, to (i) reflect identified operating expense reductions reasonably expected to result from any acquisition or (ii) eliminate the effect of any extraordinary accounting event with respect to any acquired Person on Consolidated Net Income.

      "Lien" means with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capitalized Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction), provided that in no event shall an operating lease that is not a Capitalized Lease Obligation or Sale and Leaseback Transaction be deemed to constitute a Lien.

      "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

      "Net Available Proceeds" from any Asset Disposition by any Person means cash or cash equivalents received (including amounts received by way of sale or discounting of any note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Indebtedness or other obligations relating to such Property) therefrom by such Person, net of (i) all legal, title and recording taxes, expenses and commissions and other fees and expenses (including appraisals, brokerage commissions and investment banking fees) Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Subsidiaries on any Indebtedness which is secured by such Property in accordance with the terms of any Lien upon or with respect to such Property or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures of such Person as a result of such Asset Disposition and (iv) appropriate amounts to be provided by such Person or any Subsidiary thereof, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such Property and retained by such Person or any Subsidiary thereof, as the case may be, after such Asset Disposition, including liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the governing body of such Person, in its reasonable good faith judgment evidenced by a resolution of such governing body filed with the Trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be, for all purposes of the Indenture and the Notes, treated as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction; provided further, however, that, in the event that any consideration for a transaction (which would otherwise constitute Net Available Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, at such time as such portion of the consideration is released to such Person or its Restricted Subsidiary from escrow, such portion shall be treated for all purposes of the Indenture and the Notes as a new Asset Disposition at the time of such release from escrow with Net Available Proceeds equal to the amount of such portion of consideration released from escrow.

      "Net Cash Proceeds" with respect to any issuance or sale of Equity Interests, means the aggregate cash or Temporary Cash Investments received as proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      "New Credit Facility" means the Loan Agreement dated February 2, 1999 by and among Bresnan Telecommunications Company LLC, as borrower, and the lenders from time to time party thereto, including any collateral documents, instruments and agreements executed in connection therewith, substantially on terms as described in this Prospectus under "Description of the New Credit Facility." The term "New Credit Facility" shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof with another credit facility and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount that may be borrowed thereunder or alters the maturity thereof, with the same or different lenders.

      "Offer to Purchase" means a written offer (the "Offer") sent by the Company to each holder of Notes offering to purchase up to the principal amount in the case of the Exchange Senior Notes and Senior Notes and the principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within 5 business days after the Expiration Date. The Company shall notify the Trustee at least 10 business days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and material necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

            a. the Section of the Indenture pursuant to which the Offer to Purchase is being made;

            b. the Expiration Date and the Purchase Date;

            c. the aggregate principal amount in the case of the outstanding Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the outstanding Exchange Senior Discount Notes and Senior Discount Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

            d. the purchase price to be paid by the Company for $1,000 aggregate principal amount in the case of the Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

            e. that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount in the case of the Exchange Senior Notes and Senior Notes and principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes;

            f. the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

            g. that any Notes not tendered or tendered but not purchased by the Company will continue to accrue or accrete interest, as the case may be;

            h. that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon, if any, shall cease to accrue or accrete, as the case may be, on and after the Purchase Date;

            i. that each holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his or her attorney duly authorized in writing);

            j. that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or the Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount in the case of the Exchange Senior Notes and Senior Notes and the principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his or her tender;

            k. that (i) if Notes in an aggregate principal amount in the case of the Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (ii) if Notes in an aggregate principal amount in the case of the Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount in the case of the Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes equal to the Purchase Amount on a pro-rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount in the case of the Exchange Senior Notes and Senior Notes and principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes or integral multiples thereof shall be purchased); and

            l. that in the case of any holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, or any authorized denomination as required by such holder, in an aggregate principal amount in the case of the Exchange Senior Notes and Senior Notes and aggregate principal amount at maturity in the case of the Exchange Senior Discount Notes and Senior Discount Notes equal to and in exchange for the unpurchased portion of the Note so tendered.

      Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase. The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Offer to Purchase, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations described above by virtue thereof.

      "Officer" means, with respect to the Company, the President, the Chief Executive Officer, the Chief Financial Officer, any Senior Vice President, any Executive Vice President, the Vice President--Finance, the Vice
President--Controller, the Treasurer or the Secretary of the Company.

      "Officers' Certificate" means, with respect to the Company, a certificate signed by two Officers at least one of whom shall be the principal executive officer, principal financial officer, treasurer or principal accounting officer of the Company.

      "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be counsel to the Company, the General Partner or the Trustee.

      "Original Issue Date" means February 2, 1999.

      "Pass-Through Entity" means a partnership, limited liability company, "S corporation" or any other entity that is not subject to federal income tax and whose members are taxed on a distributive share of such entity's income.

      "Permitted Holder" shall mean any Bresnan Family Member, TCI Communications Inc. and its successors (resulting from any corporate reorganization contemplated on the Original Issue Date or any internal corporate reorganization), Blackstone Capital Partners III Merchant Banking Fund L.P. and, in each case, their respective Affiliates. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

      "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Cable Business, a Cable Programming Business or a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Cable Business, a Cable Programming Business or a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans and advances to Company Employees (such loans to be made either directly to such employees or through the Parent, the General Partner, Bresnan Communications, Inc. or BCI Management, L.P.), provided that such loans and advances do not exceed $5.0 million at any one time outstanding; (vii) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "--Certain Covenants -- Limitation on Asset Dispositions"; (viii) Equity Interests, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (ix) any Investment existing on the Funding Date; and (x) Investments consisting of the licensing or contribution of intellectual property (excluding franchises and licenses required to own or operate Property) pursuant to joint marketing arrangements with other Persons.

      "Permitted Liens" means (i) Liens Incurred by the Company or any of its Restricted Subsidiaries if, after giving effect to such Incurrence on a pro forma basis, the amount of the total Indebtedness of the Company and its Restricted Subsidiaries that is secured by a Lien does not exceed the product of the Annualized EBITDA of the Company multiplied by 2.5; (ii) Liens on the Property of the Company or any of its Restricted Subsidiaries existing on the Original Issue Date; (iii) Liens on the Property of the Company or any of its Restricted Subsidiaries to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses

(i), (ii), (vii) or (x); provided, however, that any such Lien will be limited to all or part of the same Property that secured the original Indebtedness (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness described under clauses (i), (ii),
(vii) and (x) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses Incurred by the Company or any of its Restricted Subsidiaries in connection with such extension, renewal, refinancing, replacement or refunding;
(iv) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any of its Restricted Subsidiaries if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as landlords and carriers', warehousemen's, suppliers', materialmen's, repairmen's and mechanics' Liens and other similar Liens on the Property of the Company or any of its Restricted Subsidiaries which secure payment of obligations not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of the Company or any of its Restricted Subsidiaries Incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice; (vii) Liens on Property at the time the Company or any of its Restricted Subsidiaries acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Lien shall not have been Incurred in anticipation of such transaction or series of related transactions pursuant to which such Property was acquired by the Company or any of its Restricted Subsidiaries; (viii) zoning restrictions, licenses, restrictions on the use of real property, minor irregularities in the title thereto, or other Liens on the Property of the Company or any of its Restricted Subsidiaries incidental to the conduct of their respective businesses or the ownership of their respective Properties which (except for acknowledgments in any credit agreement of the lenders' right to setoff deposits held by such lenders so long as such deposits were made in the ordinary course of business and not with the intent to provide collateral to such lenders) were not created in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by the Company or any of its Restricted Subsidiaries under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any of its Restricted Subsidiaries is a party, or deposits to secure public or statutory obligations of the Company or any of its Restricted Subsidiaries, or deposits for the payment of rent; (x) Liens on Property securing Acquired Indebtedness; provided, however, that any such Lien (A) was not Incurred in connection with, or in contemplation of, the Person obligated with respect to such Acquired Indebtedness becoming a Restricted Subsidiary or the acquisition relating to such Acquired Indebtedness and (B) may not extend to any other Property of the Company or any other Restricted Subsidiary which is not a direct Subsidiary of such Person; (xi) utility easements, rights-of-way, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in the aggregate materially detract from the value or materially impair the use of such property; (xii) leases or subleases granted to others not materially interfering with the ordinary course of business of the Company and its Subsidiaries; (xiii) customary Liens contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale or created by the grant of options to purchase such assets; provided, in any such case, the sale of such assets is not otherwise prohibited under the Indenture; (xiv) Liens on the Property of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary owed to the Company; (xv) judgment Liens in an aggregate amount outstanding at any one time of not more than $15.0 million, provided such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (xvi) any interest or title of a lessor under any Capitalized Lease Obligation otherwise permitted under the Indenture, provided that such Liens do not extend to any Property which is not leased property subject to such Capitalized Lease Obligation; (xvii) Liens to secure Indebtedness permitted to be incurred under clause (ix) of the second paragraph of the covenant described under "--Certain Covenants--Limitations on Indebtedness," provided that any such Lien (A) may not extend to any Property of the Company or any Restricted Subsidiary other than the Property acquired, constructed or leased with the proceeds of such Indebtedness any improvements or accessions to such Property and (B) shall be created within 180 days of the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary; (xviii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person in the ordinary course of business to facilitate the purchase, shipment or storage of such inventory or other goods;
(xix) Liens securing reimbursement obligations with respect to commercial letters of credit created in the ordinary course of business which encumber Property relating to such letters of credit and products and proceeds thereof;
(xx) Liens securing Indebtedness under Hedging Obligations otherwise permitted under the

Indenture; (xxi) Liens securing Indebtedness outstanding under the New Credit Facility that are created while commitments under the New Credit Facility are outstanding; and (xxii) Liens on Equity Interests of Unrestricted Subsidiaries to secure nonrecourse Indebtedness of such Unrestricted Subsidiary, provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary other than such Equity Interests, provided further that any holder of Indebtedness of the Company or any Restricted Subsidiary shall not have the ability to declare a default or accelerate payment thereunder upon the occurrence of a default under the Indebtedness secured by such Lien.

      "Permitted Refinancing Indebtedness" means any extensions, renewals, substitutions, refinancings or replacements of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings or replacements so long as (i) such Permitted Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus any interest and premium payable thereon and any fees and expenses incurred in connection therewith, (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) the Stated Maturity of such Indebtedness is no earlier than the earlier of (a) the Stated Maturity of the Indebtedness being extended, renewed, substituted for, refinanced or replaced and (b) the first anniversary of the Stated Maturity of the Notes and (iv) to the extent such new Indebtedness extends, renews, substitutes for, refinances or replaces Indebtedness subordinated or pari passu to the Notes, such new Indebtedness is subordinated or pari passu to the same extent as the Indebtedness being extended, renewed, substituted for, refinanced or replaced, provided that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company except to the extent that such Restricted Subsidiary was, prior to such refinancing, a guarantor of such Indebtedness, or (b) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary, and provided further that, subject to the foregoing proviso, subclause (iv) of this definition will not apply to any extension, renewal, substitution for refinancing or replacement of Indebtedness of any Restricted Subsidiary that is not a guarantor of the Notes.

      "Person" means any individual, corporation, company (including limited liability company), partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

      "Preferred Equity Interest" means any Equity Interest in a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Equity Interests issued by such Person.

      "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Equity Interests in any other Person (but excluding Equity Interests or other securities issued by such Person).

      "Public Equity Offering" means an underwritten public offering of common stock of the Company (or a corporation owning all of the outstanding Equity Interests of the Company) pursuant to an effective registration statement under the Securities Act.

      "Public Market" means any time after (a) a Public Equity Offering has been consummated and (b) at least 15% of the total issued and outstanding common stock of the Company (or a corporation owning all of the outstanding Equity Interests of the Company) has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

      "Purchase Money Indebtedness" means Indebtedness (a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the Stated Maturity of such Indebtedness does not exceed the anticipated useful life of the Property being financed, and (b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto; provided, however, that such Indebtedness is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

      "Rating Agencies" mean Moody's and S&P.

      "Redeemable Dividend" means, for any dividend with regard to Disqualified Equity Interests, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Equity Interests.

      "Related Business" means the provision of high-speed data services, Internet access, interactive services, telephony (including personal communications services) and/or any other telecommunications service.

      "Relevant Taxpayer" means (i) in the case of any beneficial owner of an Equity Interest in the Company that is an individual, such individual; (ii) in the case of any beneficial owner of an Equity Interest in the Company that is taxed as a corporation, such corporation; (iii) in the case of any beneficial owner of an Equity Interest in the Company that is a Pass-Through Entity, such Pass-Through Entity itself and any indirect individual, corporate, trust or estate beneficial owner of an Equity Interest in the Company through such Pass-Through Entity; and (iv) in the case of any direct or indirect beneficial owner of an Equity Interest in the Company that is a trust or an estate, such trust or estate and any individual (or other trust and estate) which is a beneficiary of such trust or estate to the extent that such individual (or other trust or estate) is taxable on the income of such trust or estate. A Person shall be considered an indirect owner of an Equity Interest in the Company only to the extent that such Person has an indirect interest in the Company through a Pass-Through Entity or a trust or estate or through multiple tiers of Pass-Through Entities, trusts or estates (or any combination thereof). Notwithstanding anything in this paragraph to the contrary, the term Relevant Taxpayer shall not include Tele-Communications, Inc. or any affiliate thereof.

      "Repay" means, in respect of any Indebtedness, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Indebtedness. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "--Limitation on Asset Dispositions" and the definition of "Leverage Ratio", Indebtedness shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

      "Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or the General Partner to have been duly adopted by the Governing Authority (or the General Partner if the General Partner constitutes the Governing Authority (subject to the adoption by the limited partners of the Parent, when and as provided in the Partnership Agreement)) and to be in full force and effect on the date of such certification and delivered to the Trustee.

      "Restricted Payment" means (i) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any Equity Interest in the Company except dividends or distributions payable solely in Equity Interests (other than Disqualified Equity Interests) in the Company or in warrants, rights, or options to purchase or acquire (other than debt securities convertible into an Equity Interest), directly or indirectly, any Equity Interests (other than Disqualified Equity Interests) in the Company; (ii) a payment made by the Company or any Restricted Subsidiary to purchase, redeem, acquire or retire any Equity Interests in the Company or Equity Interests in any Affiliate of the Company (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Equity Interests or any securities exchangeable for or convertible into any such Equity Interests, except for payments made to the Company or a Restricted Subsidiary;
(iii) a payment made by the Company or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes; (iv) an Investment (other than Permitted Investments), including a deemed Investment pursuant to clause (iv) of "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries," in any Person.

      "Restricted Subsidiary" means (a) BCC; (b) any Subsidiary of the Company unless such Subsidiary shall have been designated as an Unrestricted Subsidiary as permitted pursuant to "Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries" and (c) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to "Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries."

      "S&P" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

      "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.

      "Securities Act" means the Securities Act of 1933, as amended.

      "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act as such Regulation is in effect on the Original Issue Date.

      "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal or Accreted Value, as applicable, of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

      "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

      "Tax Distribution" shall have the meaning given to such term in Section 3.3(a) of the Amended and Restated Limited Partnership Agreement of the Parent as in effect on the Funding Date (as such Tax Distribution is described in this Prospectus under "Description of the Partnership Agreement--Tax Distributions").

      "Tax Liability" means an amount, for each year, equal to the Tax Distribution determined with respect to each Relevant Taxpayer.

      "Tele-Communications, Inc." means Tele-Communications, Inc., a Delaware corporation, and any successor thereto by way of merger or consolidation or by transfer of all or substantially all the assets of such first-named Person.

      "Temporary Cash Investments" means any of the following: (i) Investments in U.S. Government Obligations or in securities guaranteed by the United States of America, in each case maturing within 90 days of the date of acquisition thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any State thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)), (iii) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities
Act)) and (v) investments in money market funds that are registered under the Investment Company Act of 1940, which have net assets of at least $500.0 million and at least 85% of whose assets are investments or other obligations of the type described in clauses (i) through (iv) of this definition.

      "Unrestricted Subsidiary" means (a) any Subsidiary of the Company which is designated after the Original Issue Date as an Unrestricted Subsidiary as permitted pursuant to "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries" and (b) any Subsidiary of an Unrestricted Subsidiary and until such time, in each case, as it may thereafter be redesignated as a Restricted Subsidiary as permitted pursuant to such covenant.

      "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

      "Voting Equity Interests" means the Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect or appoint the board of directors, executive committee or other governing body of such corporation or Person or generally having the right to vote with respect to organizational matters of such Person or generally having the right to vote with respect to or veto significant transactions or activities with respect to such Person or a Person holding a majority interest in such Person; provided, however, that Preferred Equity Interests with customary contingent voting rights shall not be deemed Voting Equity Interests solely by virtue of such contingent voting rights.

      "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company, greater than 95% of the then outstanding Equity Interests in which (other than directors' qualifying shares) are owned by the Company and/or one or more other Wholly Owned Subsidiaries.

Transfer and Exchange

      Holders may transfer or exchange their Notes in accordance with the Indenture. The Registrar under the Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

      The registered holder of a Note may be treated as the owner of it for all purposes.

Notices

      Notices to holders of Notes will be given by mail to the addresses of such holders as they may appear in the security register.

Governing Law

      The Indenture, the Notes and the Escrow Agreement are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

      State Street Bank and Trust Company is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

      The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

      The following discussion summarizes the material United States federal income tax consequences of an exchange of Outstanding Notes for Exchange Notes and the ownership of the Exchange Notes. It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations, all of which are subject to change at any time, possibly on a retroactive basis. The following relates only to Notes that are held as "capital assets" within the meaning of Section 1221 of the Code by the initial Holders of the Outstanding Notes. It does not discuss state, local, or foreign tax consequences, nor does it discuss tax consequences to subsequent purchasers (persons who did not purchase the Outstanding Notes pursuant to their original issue), or to categories of holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks, and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service (the "IRS") with respect to the federal income tax consequences of the Exchange Offer.

      As used herein, a "U.S. Holder" is a beneficial owner of a Note who is for United States federal income tax purposes: (1) a citizen or resident of the U.S., (2) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (4) a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, (5) a certain type of trust in existence on August 20, 1996, which was treated as a United States person under the Code in effect immediately prior to such date and which has made a valid election to be treated as a United States person under the Code and (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income. A "Non-U.S. Holder" is a beneficial owner of a Note that is not a U.S. Holder.

      THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO EXCHANGE OUTSTANDING NOTES FOR EXCHANGE NOTES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OTHER TAX LAWS, TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO EXCHANGE OUTSTANDING NOTES FOR EXCHANGE NOTES.

The Exchange Offer

      We believe that the Exchange Notes received pursuant to the Exchange Offer will be treated as a continuation of the corresponding Outstanding Notes because the terms of the Exchange Notes are not materially different from the terms of the Outstanding Notes, and accordingly (i) such exchange will not constitute a taxable event to a U.S. Holder, (ii) no gain or loss will be realized by a U.S. Holder upon receipt of an Exchange Note, (iii) the holding period of the Exchange Note will include the holding period of the Outstanding Note exchanged therefor and (iv) the adjusted tax basis of the Exchange Note will be the same as the adjusted tax basis of the Outstanding Notes exchanged. The filing of a shelf Registration Statement should not result in a taxable exchange to the Company or any holder of a Note.

United States Federal Income Taxation of U.S. Holders

      Payments of Interest on the Exchange Senior Notes

      Interest on an Exchange Senior Note will be taxable to a U.S. Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

      Original Issue Discount on the Exchange Senior Discount Notes

      Because the Senior Discount Notes were issued with OID, the Exchange Senior Discount Notes also will bear OID that each U.S. Holder thereof generally will be required to include in income as it accrues, and in advance of cash payments attributable to such income, as described below.

      The amount of OID with respect to the Exchange Senior Discount Notes will be equal to the excess of (1) the Exchange Senior Discount Note's "stated redemption price at maturity" over (2) its "issue price." The issue price of an Exchange Senior Discount Note will be equal to the price of a Senior Discount Note which was 63.644%. The stated redemption price at maturity of an Exchange Senior Discount will include all payments required to be made on the Exchange Senior Discount Note, including any stated interest payments.

      A U.S. Holder of an Exchange Senior Discount Note is required to include in gross income for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the Exchange Senior Discount Note. The daily portions of OID required to be included in such holder's gross income in a taxable year will be determined on a constant yield basis by allocating to each day during the taxable year on which the holder holds the Exchange Senior Discount Note a pro rata portion of the OID on such Exchange Senior Discount Note which is attributable to the "accrual period" in which such day is included. Accrual periods with respect to an Exchange Senior Discount Note may be any set of periods (which may be of varying lengths) selected by a U.S. Holder as long as
(1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the Exchange Senior Discount Note occurs on either the first or final day of an accrual period. The amount of OID attributable to each accrual period will be equal to the product of (1) the "adjusted issue price" at the beginning of such accrual period and (2) the "yield to maturity" of the instrument stated in a manner appropriately taking into account the length of the accrual period. The yield to maturity is the discount rate that, when used in computing the present value of all payments to be made under the Exchange Senior Discount Notes, produces an amount equal to the issue price of the Exchange Senior Discount Notes. The adjusted issue price of an Exchange Senior Discount Note at the beginning of an accrual period is generally defined as the issue price of the Exchange Senior Discount Note plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments made on the Exchange Senior Discount Note. Accordingly , a U.S. Holder of an Exchange Senior Discount Note will be required to include OID thereon in gross income for U.S. federal tax purposes in advance of the receipt of cash attributable to such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of an Exchange Senior Discount Note is the difference between (A) the amount payable at the maturity of the Exchange Senior Discount Note and (B) the Exchange Senior Discount Note's adjusted issue price as of the beginning of the final accrual period.

      Payments on the Exchange Senior Discount Notes (including principal and stated interest payments) are not separately included in a U.S. Holder's income, but rather are treated first as payments of accrued OID and then as payments of principal, which reduce the U.S. Holder's adjusted tax basis in the Exchange Senior Discount Notes.

      In determining the yield and maturity with respect to the Exchange Senior Discount Notes, the Company will not be deemed to exercise any call option on the Exchange Senior Discount Notes. In the event the Company elects to pay interest on the Exchange Senior Discount Notes prior to February 1, 2004, the Exchange Senior Discount Notes will be treated solely for the purposes of subsequently applying the OID rules as if each such Exchange Senior Discount Note was retired and then reissued on the date of such election for an amount equal to its adjusted issue price on that date.

Sale, Exchange or Retirement of the Notes

      Upon the sale, exchange, retirement or other taxable disposition of a Note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange therefor (other than amounts attributable to accrued but unpaid interest on the Exchange Senior Notes which will be taxable as such) and (2) the U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note will equal the purchase price paid by such U.S. Holder for the Note increased, in the case of an Exchange Senior Discount Note, by any OID previously included in income by such holder with respect to such Note and decreased, in the case of an Exchange Senior Discount Note, by any payments received thereon.

      Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement, or other taxable disposition, the Note has been held for more than 12 months. The maximum rate of tax on long-term capital gains with respect to Notes held by an individual is 20%. The deductibility of capital losses is subject to certain limitations.

United States Federal Income Taxation of Non-U.S. Holders

      The payment to a Non-U.S. Holder of interest (including the amount of any payment that is attributable to OID that accrued while such Non-U.S. Holder held the Note) on a Note will not be subject to U.S. federal withholding tax pursuant to the "portfolio interest exception," provided that (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the capital or profits interest in the Company and is not a controlled foreign corporation that is related to the Company within the meaning of the Code and (2) either (A) the beneficial owner of the Notes certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on U.S. Treasury Form W-8 (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the Notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business (a "financial institution") certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Final Treasury Regulations that will be effective January 1, 2000 (the "Withholding Regulations") provide alternative methods for satisfying the certification requirement described in (2) above. The Withholding Regulations will generally require, in the case of Notes held by a foreign partnership, that the certificate described in (2) above be provided by the partners rather than by the foreign partnership, and that the partnership provide certain information including a U.S. tax identification number.

      If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest (including the amount of any payment that is attributable to OID that accrued while such Non-U.S. Holder held the Note) made to such Non-U.S. Holder will be subject to a 30% withholding tax, unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) Internal Revenue Service Form 1001 (or successor form) claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

      If a Non-U.S. Holder of a Note is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, such Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder files the appropriate certification with the Company or its U.S. Agent) will be subject to U.S. federal income tax on such interest (including OID) in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (subject to adjustment) for that taxable year unless it qualifies for a lower rate under an applicable income tax treaty.

      Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Non-U.S. holder generally will not be subject to U.S. federal income tax provided (1) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, (2) in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met and (3) the Non-U.S. Holder is not subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain expatriates.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments within the United States of interest (including OID) on the Notes, including payments made by the United States office of a paying agent, broker or other intermediary. Information reporting requirements will also apply to the proceeds of a sale, redemption or other disposition of Notes through a United States office of a United States or foreign broker or through the office of a foreign broker that is a controlled foreign corporation for United States federal income tax purposes or a foreign person 50 percent or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business. A 31% backup withholding tax may apply to such payments if made to a U.S. Holder and such U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status or, with respect to certain payments, the U.S. Holder fails to report in full all dividend and interest income and the IRS notifies the payor of a duty to withhold.

      Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements in order to prove their exemption.

      The Withholding Regulations alter the foregoing rules in certain respects. Among other things, such regulations expand the number of foreign intermediaries that are potentially subject to information reporting and address certain documentary evidence requirements relating to exemption from the backup withholding requirements. Holders of the Notes should consult their tax advisers concerning the possible application of such regulations to any payments made on or with respect to the Notes.

      Any amounts withheld under the backup withholding rules from a payment to a holder of the Notes will be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

      The Company must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the Expiration Date and ending on the close of business one year after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until , 199_, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participate in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit resulting from any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of one year after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holder of the Outstanding Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      Certain legal matters relating to the validity of the Exchange Notes offered hereby will be passed upon on behalf of the Company by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                     EXPERTS

      The combined financial statements of Bresnan Communications Group Systems as of December 31, 1997 and 1998 and for each to the years in the three year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      We are subject to the information requirements of the Securities Exchange Act of 1934 and in accordance with the Securities Exchange Act of 1934 we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of such information on file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 140, Chicago, Illinois 60661-2511. Copies of filed documents can be obtained, at prescribed rates, by mail from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or by telephone at 1-800-SEC-0330, or electronically through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval system at the Securities and Exchange Commission's Web site (http://www.sec.gov).

      We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933, with respect to the Exchange Notes offered by this prospectus. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to the Company and the Exchange Notes, reference is made to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of it, which you may read and copy at the public reference facilities of the Securities and Exchange Commission referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Audited Combined Financial Statements
   Independent Auditors' Report..............................................F-2
   Combined Balance Sheets as of December 31, 1997 and 1998..................F-3
   Combined Statements of Operations and Parents' Investment
      for the years ended December 31, 1996, 1997 and 1998...................F-4
   Combined Statements of Cash Flows for the years ended
      December 31, 1996, 1997 and 1998.......................................F-5
   Notes to Combined Financial Statements December 31, 1997 and 1998.........F-6

                          Independent Auditors' Report

Tele-Communications, Inc.:

We have audited the accompanying combined balance sheets of Bresnan Communications Group Systems, (as defined in Note 1 to the combined financial statements) as of December 31, 1997 and 1998, and the related combined statements of operations and Parents' investment and cash flows for each of the years in the three-year period ended December 31, 1998. These combined financial statements are the responsibility of the Bresnan Communications Group Systems management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Bresnan Communications Group Systems, as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Denver, Colorado
April 2, 1999

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

                             Combined Balance Sheets

                           December 31, 1997 and 1998

                      Assets                                  1997         1998
                                                           --------     --------
                                                           (Amounts in thousands)
Cash and cash equivalents ............................     $  6,957     $  6,636
Restricted cash (note 3) .............................           --       47,199
Trade and other receivables, net .....................       11,700        8,874
Property and equipment, at cost:
    Land and buildings ...............................        5,229        4,123
    Distribution systems .............................      410,158      443,114
    Support equipment ................................       45,687       50,178
                                                           --------     --------
                                                            461,074      497,415
    Less accumulated depreciation ....................      157,618      190,752
                                                           --------     --------
                                                            303,456      306,663
Franchise costs, net .................................      291,746      291,103
Other assets, net of accumulated amortization ........        3,339        3,961
                                                           --------     --------
          Total assets ...............................     $617,198     $664,436
                                                           ========     ========

             Liabilities and Parents' Investment

Accounts payable .....................................     $  2,071     $  3,193
Accrued expenses .....................................       11,809       13,395
Accrued interest .....................................       20,331       21,835
Debt .................................................      214,170      232,617
Other liabilities ....................................        9,719       11,648
                                                           --------     --------

        Total liabilities ............................      258,100      282,688
Parents' investment ..................................      359,098      381,748
                                                           --------     --------

Commitments and contingencies (note 7)

        Total liabilities and Parents' investment ....     $617,198     $664,436
                                                           ========     ========

            See accompanying notes to combined financial statements.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

            Combined Statements of Operations and Parents' Investment

                  Years Ended December 31, 1996, 1997 and 1998

                                                       1996        1997         1998
                                                   ---------    ---------    ---------
                                                         (Amounts in thousands)
Revenue ........................................   $ 216,609    $ 247,108    $ 261,964
Operating costs and expenses:
    Programming (note 6) .......................      46,087       53,857       63,686
    Operating ..................................      31,405       31,906       28,496
    Selling, general and administrative (note 6)      52,485       50,572       58,568
    Depreciation and amortization ..............      50,908       53,249       54,308
                                                   ---------    ---------    ---------
                                                     180,885      189,584      205,058
                                                   ---------    ---------    ---------

            Operating income ...................      35,724       57,524       56,906

Other income (expense):
    Interest expense:
        Related party (note 4) .................      (1,859)      (1,892)      (1,872)
        Other ..................................     (13,173)     (16,823)     (16,424)
    Gain on sale of cable television systems ...          --           --       27,027
    Other, net .................................        (844)        (978)        (273)
                                                   ---------    ---------    ---------
                                                     (15,876)     (19,693)       8,458
                                                   ---------    ---------    ---------
            Net earnings .......................      19,848       37,831       65,364

Parents' investment:
    Beginning of year ..........................     344,664      347,188      359,098
    Operating expense allocations and charges
        (notes 4 and 6) ........................      54,643       60,389       71,648
    Net assets of acquired systems (note 3) ....          --       33,635           --
    Cash transfers, net ........................     (71,967)    (119,945)    (114,362)
                                                   ---------    ---------    ---------

    End of year ................................   $ 347,188    $ 359,098    $ 381,748
                                                   =========    =========    =========

            See accompanying notes to combined financial statements.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

                        Combined Statements of Cash Flows

                  Years Ended December 31, 1996, 1997 and 1998

                                                                 1996         1997         1998
                                                              ---------    ---------    ---------
                                                                   (Amounts in thousands)
Cash flows from operating activities
    Net earnings ..........................................   $  19,848    $  37,831    $  65,364
    Adjustments to reconcile net earnings to net
        cash provided by operating activities:
            Depreciation and amortization .................      50,908       53,249       54,308
            Gain on sale of cable television systems ......          --           --      (27,027)
            Other noncash charges .........................       1,171        2,141          452
            Changes in operating assets and liabilities,
                net of effects of acquisitions:
                    Change in receivables .................        (291)      (3,413)       2,826
                    Change in other assets ................        (144)         164           --
                    Change in accounts payable, accrued
                     expenses and other liabilities .......       7,178        2,305        6,141
                    Other, net ............................         473          271          297
                                                              ---------    ---------    ---------
                            Net cash provided by operating
                                activities ................      79,135       92,548      102,361
                                                              ---------    ---------    ---------

Cash flows from investing activities:
    Capital expended for property and equipment ...........     (78,248)     (33,875)     (58,601)
    Capital expended for franchise costs ..................         (87)      (1,407)        (157)
    Cash received in acquisitions .........................          --        1,179       28,681
    Change in restricted cash .............................          --           --      (47,199)
                                                              ---------    ---------    ---------
                            Net cash used in investing
                                 activities ...............     (78,335)     (34,103)     (77,276)
                                                              ---------    ---------    ---------

Cash flows from financing activities:
    Borrowings under note agreement .......................      40,300       31,300       49,400
    Repayments under note agreement .......................     (18,546)     (24,364)     (30,953)
    Deferred finance costs paid ...........................        (595)      (2,121)      (1,139)
    Change in Parents' investment .........................     (24,259)     (59,556)     (42,714)
                                                              ---------    ---------    ---------
                            Net cash used in financing
                                 activities ...............      (3,100)     (54,741)     (25,406)
                                                              ---------    ---------    ---------
                            Net increase (decrease) in cash      (2,292)       3,704         (321)

Cash and cash equivalents:
    Beginning of year .....................................       5,545        3,253        6,957
                                                              ---------    ---------    ---------
    End of year ...........................................   $   3,253    $   6,957    $   6,636
                                                              =========    =========    =========
Supplemental disclosure of cash flow information -
    Cash paid during the year for interest ................   $  12,996    $  16,971    $  16,792
                                                              =========    =========    =========

            See accompanying notes to combined financial statements.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

(1)   Basis of Presentation and Partnership Formation

      The financial statements of Bresnan Communications Group Systems are the combination of the financial statements of Bresnan Communications Company Limited Partnership ("BCCLP") and certain additional cable television systems (the "TCI Bresnan Systems") owned by affiliates of Tele-Communications, Inc. ("TCI"). BCCLP and the TCI Bresnan Systems are under the common ownership and control of TCI. Based on such common ownership and control, the accompanying financial statements are presented herein at historical cost on a combined basis and will serve as a predecessor to Bresnan Communications Group LLC. The combined net assets of Bresnan Communications Group Systems are herein referred to as "Parents' investment."

      BCCLP is a partnership between a subsidiary of TCI and William J. Bresnan and certain entities which he controls (collectively, the "Bresnan Entities"). BCCLP owns and operates cable television systems principally located in the midwestern United States. TCI and the Bresnan Entities hold 78.4% and 21.6% interests, respectively, in BCCLP.

      Certain of the TCI Bresnan Systems have been acquired through a series of transactions whereby TCI acquired various larger cable entities (the "Original Systems"). The accounts of certain of the TCI Bresnan Systems include allocations of purchase accounting adjustments from TCI's acquisition of the Original Systems. Such allocations and the related franchise cost amortization are based upon the relative fair market values of the systems involved. In addition, certain costs of TCI and the Bresnan Entities are charged to the Bresnan Communications Group Systems based on the methodologies described in note 6. Although such allocations are not necessarily indicative of the costs that would have been incurred by the Bresnan Communications Group Systems on a stand alone basis, management of TCI and the Bresnan Entities believe that the resulting allocated amounts are reasonable.

      On June 3, 1998, certain affiliates of TCI, the Bresnan Entities, BCCLP and Blackstone Cable Acquisition Company, LLC ("Blackstone") (collectively, the "Partners") entered into a Contribution Agreement. Effective February 2, 1999 under the terms of the contribution agreement, certain affiliates of TCI were transferred to BCCLP along with approximately $708,854 of assumed TCI debt (the "TCI Transaction") which is not reflected in the accompanying combined financial statements. At the same time, Blackstone contributed $136,500 to BCCLP. As a result of these transactions, the Bresnan Entities remain the managing partner of BCCLP, with a 10.2% combined general and limited partner interest, while TCI and Blackstone are 50% and 39.8% limited partners of BCCLP, respectively. The amount of the assumed TCI debt will be adjusted based on certain working capital adjustments at a specified time after the consummation of TCI Transaction. Upon completion of these transactions BCCLP formed a wholly-owned subsidiary, Bresnan Communications Group LLC ("BCG"), into which it contributed all its assets and liabilities. Simultaneous with this transaction Bresnan Communications Group LLC formed a wholly-owned subsidiary, Bresnan Telecommunications Company LLC ("BTC"), into which it contributed all its assets and liabilities.

      In anticipation of these transactions, on January 25, 1999, BCG sold $170,000 aggregate principal amount of 8% senior notes (the "Senior Notes") due 2009 and $275,000 aggregate principal amount at maturity (approximately $175,000 gross proceeds) of 9.25% senior discount notes (the "Senior Discount Notes") due 2009. The net proceeds from the offering of the Senior Notes and the Senior Discount Notes approximated

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

      $336,000 after giving effect to discounts and commissions. Also, BTC borrowed $508,000 of $650,000 available under a new credit facility (the "Credit Facility").

      The proceeds of the Senior Notes, the Senior Discount Notes and the Credit Facility were used to retire the assumed TCI debt and the outstanding debt of the Bresnan Communications group systems prior to the TCI Transaction (see Note 4), as well as the payment of certain fees and expenses. Deferred financing costs of $2.6 million associated with the retired debt will be written off.

      After giving effect to the issuance of debt noted above, the unaudited proforma debt outstanding at December 31, 1998 would be $857 million and the Parents' investment would decrease to a deficit position of $206 million at December 31, 1998.

      On March 9, 1999, AT&T Corp. ("AT&T") acquired TCI in a merger (the "AT&T Merger"). In the AT&T Merger, TCI became a subsidiary of AT&T.

(2)   Summary of Significant Accounting Policies

      (a)   Cash Equivalents

            Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

      (b)   Trade and Other Receivables

            Receivables are reflected net of an allowance for doubtful accounts. Such allowance at December 31, 1997 and 1998 was not significant.

      (c)   Property and Equipment

            Property and equipment is stated at cost, including acquisition costs allocated to tangible assets acquired. Construction costs, including interest during construction and applicable overhead, are capitalized. During 1996, 1997 and 1998, interest capitalized was $1,005, $324 and $47, respectively.

            Depreciation is computed on a straight-line basis using estimated useful lives of 3 to 15 years for distribution systems and 3 to 40 years for support equipment and buildings.

            Repairs and maintenance are charged to operations, and renewals and additions are capitalized. At the time of ordinary retirements, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto. Gains or losses are only recognized in connection with the sales of properties in their entirety.

      (d)   Franchise Costs

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

            Franchise costs include the difference between the cost of acquiring cable television systems and amounts allocated to their tangible assets. Such amounts are generally amortized on a straight-line basis over 40 years. Costs incurred by Bresnan Communications Group Systems in negotiating and renewing franchise agreements are amortized on a straight-line basis over the life of the franchise, generally 10 to 20 years.

      (e)   Impairment of Long-Lived Assets

            Management periodically reviews the carrying amounts of property and equipment and identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets. Accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

      (f)   Financial Instruments

            Bresnan Communications Group Systems has entered into fixed interest rate exchange agreements ("Interest Rate Swaps") which are used to manage interest rate risk arising from its financial liabilities. Such Interest Rate Swaps are accounted for as hedges; accordingly, amounts receivable or payable under the Interest Rate Swaps are recognized as adjustments to interest expense. Such instruments are not used for trading purposes.

            During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), which is effective for all fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that all derivative instruments be reported as assets or liabilities and measured at their fair values. Under SFAS 133, changes in the fair values of derivative instruments are recognized immediately in earnings unless those instruments qualify as hedges of the (1) fair values of existing assets, liabilities, or firm commitments, (2) variability of cash flows of forecasted transactions, or (3) foreign currency exposures of net investments in foreign operations. Although management has not completed its assessment of the impact of SFAS 133 on its combined results of operations and financial position, management estimates that the impact of SFAS 133 will not be material.

      (g)   Income Taxes

            The majority of the net assets comprising the TCI Bresnan Systems and BCCLP were historically held in partnerships. In addition, BCG has been formed as a limited liability company, to be treated for tax purposes as a flow-through entity. Accordingly, no provision has been made for income tax expense or benefit in the accompanying combined financial statements as the earnings or losses of Bresnan Communications Group Systems will be reported in the respective tax returns of BCG's members (see note 5).

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

      (h)   Revenue Recognition

            Cable revenue for customer fees, equipment rental, advertising, pay-per-view programming and revenue sharing agreements is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs.

      (i)   Combined Statements of Cash Flows

            Except for acquisition transactions described in note 3, transactions effected through Parents' investment have been considered constructive cash receipts and payments for purposes of the combined statements of cash flows.

      (j)   Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3)   Acquisitions and System Dispositions

      In January 1997, affiliates of TCI acquired certain cable television assets located in or around the Saginaw, Michigan area which are included in the TCI Bresnan Systems. TCI's cost basis in such acquired assets has been allocated based on their respective fair values. Such allocation has been reflected in the accompanying combined financial statements as follows:

               Cash                                    $    1,179
               Property and equipment                      10,786
               Franchise costs                             21,670
                                                       ----------

                     Parents' investment               $   33,635
                                                       ==========

      In addition in 1998, BCCLP acquired two cable systems which were accounted for under the purchase method. The purchase prices were allocated to the assets acquired in relation to their fair values as increases in property and equipment of $7,099 and franchise costs of $21,651.

      The results of operations of these cable television systems have been included in the accompanying combined statements of operations from their dates of acquisition. Pro forma information on the acquisitions has not been presented because the effects were not significant.

      During 1998, BCCLP also disposed of two cable systems for gross proceeds of $58,949, which resulted in gain on sale of cable television systems of $27,027. As part of one of the dispositions, BCCLP received $47,199 of cash that is restricted to reinvestment in additional cable television systems.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

(4)   Debt

      Debt is summarized as follows:

                                                        1997             1998
                                                   ------------        --------
          Notes payable to banks(a)                $    190,300         209,000
          Notes payable to partners(b)                   22,100          22,100
          Other debt                                      1,770           1,517
                                                   ------------        --------

                                                   $    214,170         232,617
                                                   ============        ========

            (a) The notes payable to banks represent borrowings under a $250,000 senior unsecured reducing revolving credit and term loan facility (the "Bank Facility") as documented in the loan agreement as amended and restated as of August 5, 1998. The Bank Facility calls for a current available commitment of $250,000 of which $209,000 is outstanding at December 31, 1998. The Bank Facility provides for two tranches, a revolving loan tranche of $175,000 (the "Revolving Loan Tranche") and a term loan tranche of $75,000 (the "Term Loan Tranche"). The Revolving Loan Tranche is available through March 30, 1999 and then requires quarterly payments/commitment reductions ranging from 2.5% to 7.5% of the principal through its maturity on March 31, 2005. The Term Loan Tranche, fully drawn at closing and maturing March 31, 2006, requires quarterly payments of .25% beginning March 31, 1999 through December 31, 2004, quarterly payments of 2.5% for the year ended December 31, 2005 and 84% of the principal at maturity. The Bank Facility provides for interest at varying rates based on two optional measures: 1) for the Revolving Loan Tranche, the prime rate plus .625% and/or the London Interbank Offered Rate ("LIBOR") plus 1.625% and 2) for the Term Loan Tranche, the prime rate plus 1.75% and/or LIBOR plus 2.75%. The Bank Facility has provisions for certain performance-based interest rate reductions which are available under either interest rate option. In addition, the Bank Facility allows for interest rate swap agreements.

                  The rates applicable to balances outstanding at December 31, 1998 ranged from 6.815% to 8.000%. Covenants of the Bank Facility require, among other conditions, the maintenance of certain earnings, cash flow and financial ratios and include certain limitations on additional investments, indebtedness, capital expenditures, asset sales, management fees and affiliate transactions. Commitment fees of .375% per annum are payable on the unused principal amounts of the available commitment under the Bank Facility, as well as an annual agency fee to a bank of $60. A guarantee in the amount of $3,000, has been provided by one of the BCCLP partners.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

            Balances outstanding at December 31, 1998 are due as follows:

                    1999                             $    14,150
                    2000                                  17,500
                    2001                                  20,850
                    2002                                  24,200
                    2003 and thereafter                  132,300
                                                     -----------

                                                     $   209,000
                                                     ===========

            (b) The note payable to a partner is comprised of a $25,000 subordinated note of which $22,100 was outstanding at December 31, 1997 and 1998. The note, dated May 12, 1988, is junior and subordinate to the senior debt represented by the notes payable to banks. Interest is to be provided for at the prime rate (as defined) and is payable quarterly, to the extent allowed under the bank subordination agreement, or at the maturity date of the note, which is the earlier of April 30, 2001 or the first business day following the full repayment of the entire amount due under the notes payable to banks. Applicable interest rates at December 31, 1997 and 1998 were 8.25% and 7.75%, respectively. The note also provides for repayment at any time without penalty, subject to subordination restrictions.

      Bresnan Communications Group Systems has entered into Interest Rate Swaps to effectively fix or set a maximum interest rate on a portion of its floating rate long-term debt. Bresnan Communications Group Systems is exposed to credit loss in the event of nonperformance by the counterparties to the Interest Rate Swaps.

      At December 31, 1998, such Interest Rate Swaps effectively fixed or set maximum interest rates between 9.625% and 9.705% on an aggregate notional principal amount of $110,000, which rate would become effective upon the occurrence of certain events. The effect of the Interest Rate Swaps was to increase interest expense by $851, $460, and $19 for the years ended December 31, 1996, 1997 and 1998, respectively. The expiration dates of the Interest Rate Swaps ranges from August 25, 1999 to April 3, 2000. The difference between the fair market value and book value of long-term debt and the Interest Rate Swaps at December 31, 1997 and 1998 is not significant.

(5)   Income Taxes

      Taxable earnings differ from those reported in the accompanying combined statements of operations due primarily to differences in depreciation and amortization methods and estimated useful lives under regulations prescribed by the Internal Revenue Service. At December 31, 1998, the reported amounts of Bresnan Communications Group Systems' assets exceeded their respective tax bases by approximately $394 million.

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

(6)   Transactions with Related Parties

      Bresnan Communications Group Systems purchases, at TCI's cost, substantially all of its pay television and other programming from affiliates of TCI. Charges for such programming were $42,897, $48,588 and $58,562 for 1996, 1997 and 1998, respectively, and are included in programming expenses in the accompanying combined financial statements.

      Certain affiliates of the Partners provide administrative services to Bresnan Communications Group Systems and have assumed managerial responsibility of Bresnan Communications Group Systems cable television system operations and construction. As compensation for these services, Bresnan Communications Group Systems pays a monthly fee calculated pursuant to certain agreed upon formulas. Such charges totaled $11,746, $11,801 and $13,086 and have been included in selling, general and administrative expenses for years ended December 31, 1996, 1997 and 1998, respectively.

(7)   Commitments and Contingencies

      On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). In 1993 and 1994, the Federal Communications Commission ("FCC") adopted certain rate regulations required by the 1992 Cable Act and imposed a moratorium on certain rate increases. As a result of such actions, Bresnan Communications Group Systems' basic and tier service rates and its equipment and installation charges (the "Regulated Services") are subject to the jurisdiction of local franchising authorities and the FCC. Basic and tier service rates are evaluated against competitive benchmark rates as published by the FCC, and equipment and installation charges are based on actual costs. Any rates for Regulated Services that exceeded the benchmarks were reduced as required by the 1993 and 1994 rate regulations. The rate regulations do not apply to the relatively few systems which are subject to "effective competition" or to services offered on an individual service basis, such as premium movie and pay-per-view services.

      Bresnan Communications Group Systems believes that it has complied in all material respects with the provisions of the 1992 Cable Act, including its rate setting provisions. However, Bresnan Communications Group Systems' rates for Regulated Services are subject to review by the FCC, if a complaint has been filed by a customer, or the appropriate franchise authority, if such authority has been certified by the FCC to regulate rates. If, as a result of the review process, a system cannot substantiate its rates, it could be required to retroactively reduce its rates to the appropriate benchmark and refund the excess portion of rates received. Any refunds of the excess portion of tier service rates would be retroactive to the date of complaint. Any refunds of the excess portion of all other Regulated Service rates would be retroactive to one year prior to the implementation of the rate reductions.

      Certain of Bresnan Communications Group Systems' individual systems have been named in purported class actions in various jurisdictions concerning late fee charges and practices. Certain of Bresnan Communications Group Systems' cable systems charge late fees to customers who do not pay their cable bills on time. Plaintiffs generally allege that the late fees charged by such cable systems are not reasonably related to the costs incurred by the cable systems as a result of the late payment. Plaintiffs seek to require cable systems to provide compensation for alleged excessive late fee charges for past periods. These cases are at various stages of the litigation process. Based upon the facts available, management believes that,

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

      although no assurances can be given as to the outcome of these actions, the ultimate disposition of these matters should not have a material adverse effect upon the financial condition or results of operations of Bresnan Communications Group Systems.

      BCCLP entered into three letters of intent with three different cable operators pursuant to which the BCCLP intends to sell a small cable television system in Michigan and acquire cable television systems in both Michigan and Minnesota. These transactions would result in a net cost to the BCCLP of approximately $63,000, $2,000 was deposited for the acquisition in Michigan. BCCLP expects to fund these transactions through the use of restricted cash, cash flow from operations and additional borrowings.

      Bresnan Communications Group Systems has other contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Bresnan Communications Group Systems may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of the management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

      Bresnan Communications Group Systems leases business offices, has entered into pole attachment agreements and uses certain equipment under lease arrangements. Rental expense under such arrangements amounted to $3,208, $3,221 and $2,833 in 1996, 1997 and 1998, respectively.

      Future minimum lease payments under noncancelable operating leases are estimated to approximate $2,240 per year for each of the next five years.

      It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on the same or similar properties.

      During 1998, TCI and BCCLP have continued enterprise-wide, comprehensive efforts to assess and remediate their respective computer systems and related software and equipment to ensure such systems, software and equipment will recognize, process and store information in the year 2000 and thereafter. Such year 2000 remediation efforts, which encompass the TCI Bresnan Systems and the Bresnan Entities, respectively, include an assessment of their most critical systems, such as customer service and billing systems, headends and other cable plant, business support operations, and other equipment and facilities. TCI and BCCLP also continued their efforts to verify the year 2000 readiness of their significant suppliers and vendors and continued to communicate with significant business partners' and affiliates to assess such partners and affiliates' year 2000 status.

      TCI and BCCLP have formed year 2000 program management teams to organize and manage their year 2000 remediation efforts. The program management teams are responsible for overseeing, coordinating and reporting on their respective year 2000 remediation efforts. Upon consummation of the TCI Transaction, assessment and remediation of year 2000 issues for the TCI Bresnan Systems became the responsibility of BCCLP.

      During 1998, the project management teams continued their surveys of significant third-party vendors and suppliers whose systems, services or products are important to their operations (e.g., suppliers of addressable

                      BRESNAN COMMUNICATIONS GROUP SYSTEMS
             (A combination of certain assets, as defined in Note 1)

              Notes to Combined Financial Statements - (Continued)

                           December 31, 1997 and 1998
                                 (In Thousands)

      controllers and set-top boxes, and the provider of billing services). The year 2000 readiness of such providers is critical to continued provision of cable service.

      In addition to the survey process described above, management of TCI and BCCLP have identified their most critical supplier/vendor relationships and have instituted a verification process to determine the vendors' year 2000 readiness. Such verification includes, as deemed necessary, reviewing vendors' test and other data and engaging in regular conferences with vendors' year 2000 teams. TCI and BCCLP are also requiring testing to validate the year 2000 compliance of certain critical products and services.

      Year 2000 costs incurred in the year ended December 31, 1998 for Bresnan Communications Group Systems were not material. Management of TCI and BCCLP currently estimate the remaining costs associated with Bresnan Communications Group Systems to be not less than $4.4 million. Although no assurances can be given, management currently expects that (i) cash flow from operations will fund the costs associated with year 2000 compliance and (ii) the total projected cost associated with the year 2000 programs will not be material to Bresnan Communications Group Systems financial position, results of operations or cash flows.

      The failure to correct a material year 2000 problem could result in an interruption or failure of certain important business operations. There can be no assurance that the systems of Bresnan Communications Group Systems or the systems of other companies on which they rely will be converted in time, or that any such failure to convert by the Bresnan Communications Group Systems or other companies will not have a material adverse effect on the financial position, results of operations or cash flows of Bresnan Communications Group Systems.

================================================================================

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this Exchange Offer other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus doe does not constitute an offer to sell or a solicitation of an offer to buy any security other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             ----------------------

================================================================================

================================================================================

                                     [LOGO]

                             BRESNAN COMMUNICATIONS
                                    GROUP LLC

                           BRESNAN CAPITAL CORPORATION

                                Offer to Exchange
                            8% Senior Notes due 2009
                               for all Outstanding
                            8% Senior Notes due 2009
                                       and
                      9 1/4% Senior Discount Notes due 2009
                               for all Outstanding
                      9 1/4% Senior Discount Notes due 2009

                              --------------------

                                   PROSPECTUS
                              --------------------

                                   May 3, 1999

================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Indemnification Under the Limited Liability Company Agreement of The Company.

      The Limited Liability Company Agreement of BCG dated August 5, 1998, (the "Operating Agreement") between BCG and BCCLP, its member (the "Member") provides certain Indemnifiable Persons (as defined therein) shall be indemnified and held harmless by the Company to the fullest extent permitted by law from and against any losses, claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever, and amounts paid in settlement of any claims, including, without limitation, any reasonable legal, accounting or other expenses incurred in connection with investigating or defending any actual or threatened claims, investigations, suits, proceedings or actions, arising out of or incidental to an Indemnifiable Person's conduct of the affairs of BCG within the scope of authority conferred by the Operating Agreement (collectively, "Claims"). Notwithstanding the foregoing, no indemnification is available under the Operating Agreement in respect of any Claim adjudged to be primarily the result of fraud or willful misconduct of an Indemnifiable Person. Unless the Member otherwise determines, BCG will pay the costs and expenses, including reasonable legal fees, incurred by any Indemnifiable Person in connection with any Claim for which an Indemnifiable Person may be entitled to indemnification in accordance with the Operating Agreement in advance of the final disposition of such Claim, upon receipt by the Company of an undertaking of such Indemnifiable Person to repay such payment if there is a final adjudication or determination that such Indemnifiable Person is not entitled to indemnification as provided under the Operating Agreement. The indemnification rights contained in the Operating Agreement shall be cumulative and in addition to any and all other rights, remedies and recourse to which an Indemnifiable Person shall be entitled, whether pursuant to the provisions of this Agreement, at law, or in equity. Payment of the indemnification obligations set forth herein shall be made from the assets of BCG and the Member shall not be personally liable to an Indemnifiable Person for payment of indemnification thereunder. Notwithstanding anything contained in the Operating Agreement to the contrary, all indemnification obligations of BCG shall survive the termination of BCG.

Indemnification Under the Delaware Limited Liability Company Act.

      Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Indemnification Under the By-Laws of BCC.

      The By-Laws of BCC provide that BCC, to the fullest extent permitted by applicable law, will indemnify any officer or director of BCC who was or is a party or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director or officer of BCC, or is or was serving at the request of BCC as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding and/or the defense or settlement of such action or suit, and BCC may enter into agreements with any such person for the purpose of providing for such indemnification. To the extent that a director or officer of BCC has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in defense of any claim, issue or matter therein, and BCC has not previously reimbursed or paid for all such expenses, such person will be indemnified against its expenses (including attorneys' fees and disbursements) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by BCC in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such officer or director was not entitled to be indemnified by BCC against such expenses as authorized in the By-Laws of BCC. The indemnification and advancement of expenses permitted in the By-Laws of BCC will not be deemed exclusive of any other rights to which any person may be entitled under any agreement, or by virtue of vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding an office, and will continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Indemnification Under the Delaware General Corporation Law

      Section 145 of the Delaware General Corporation Law (the "DGCL), authorizes a corporation to indemnify its directors, officers, employees and agents and its former directors, officers, employees, and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any settlements in nonderivative in which they or any of them wee or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The DGCL also prohibits limitations on officer or director liability for acts or omissions which resulted in violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of BCI and its stockholders (through stockholders' derivative suits on behalf of BCI to recover monetary damages against an officer or director for breach of fiduciary as an officer or director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors or officers under the federal securities laws of he United States.

Item 21. Exhibits and Financial Statement Schedules.

      a.    Exhibits

Exhibit                            Description
Number                             -----------
------
2.1               Purchase Agreement, dated January 25, 1999, among the Issuers,
                  BCCLP and the Initial Purchasers named therein

3.1               Certificate of Formation of BCG

3.2               Limited Liability Company Agreement of BCG

3.3               Certificate of Incorporation of BCC

3.4               By-Laws of BCC

4.1               Indenture, dated February 2, 1999, among BCG, BCC and State
                  Street Bank and Trust Company, as trustee, relating to the Issuers' $170,000,000 principal amount of 8% Senior Notes due
                  2009 and $275,000,000 aggregate principal amount at maturity of 9 1/4% Senior Discount Notes due 2009

4.2               Form of 144A Senior Note

4.3               Form of 144A Senior Discount Note

4.4               Form of Regulation S Senior Note

4.5               Form of Regulation S Senior Discount Note

4.6 Registration Rights Agreement, dated January 25, 1999, among the Issuers and the Initial Purchasers named therein

5.1               Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1 Loan Agreement dated as of February 2, 1999 among BTC, various lending institutions, Toronto Dominion (Texas), Inc., as the Administrative Agent for the Lenders, with TD Securities (USA)
                  Inc., Chase Securities Inc., the Bank of Nova Scotia, BNY
                  Capital Markets, Inc. and NationsBanc Montgomery Securities
                  LLC, collectively, the Arranging Agents, Chase Securities
                  Inc., as Syndication Agent, the Bank of Nova Scotia, the Bank of New York Company, Inc., and NationsBanc Montgomery
                  Securities LLC, as Documentation Agents, and TD Securities
                  (USA) Inc., and Chase Securities Inc., as Joint Book Managers and Joint Lead Arrangers

10.2 Management Services Agreement by and between BCI (USA), LLC and BCCLP*

12                Ratio of Earnings to Fixed Charges Calculation

21                Subsidiaries of the Company

23.1              Consent of Paul, Hastings, Janofsky & Walker LLP (contained in
                  Exhibit 5.1)

23.2              Consent of KPMG LLP

25.1              Statement of Eligibility of State Street Bank and Trust
                  Company, as Trustee on Form T-1

27.1              Financial Data Schedule of the Company

27.2              Financial Data Schedule of BCC

99.1              Form of Letter of Transmittal*

99.2              Form of Notice of Guaranteed Delivery*

      b. Financial Statement Schedules

         Schedule II - Valuation and Qualifying Accounts

      c. Not applicable

* To be filed by amendment

ITEM 22. Undertakings.

      The undersigned Registrants hereby undertake that:

      (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in White Plains, New York on the 3rd day of May, 1999.

                                BRESNAN COMMUNICATIONS GROUP LLC

                                By: BRESNAN COMMUNICATIONS COMPANY
                                    LIMITED PARTNERSHIP, its member

                                By: BCI (USA), LLC, its managing partner

                                By: BRESNAN COMMUNICATIONS, INC., its managing
                                    member

                                By: /s/ Jeffrey S. DeMond
                                    ------------------------------------------
                                    Name:  Jeffrey S. DeMond
                                    Title: Executive Vice President and Chief
                                           Financial Officer


                                BRESNAN CAPITAL CORPORATION

                                By: /s/ Jeffrey S. DeMond
                                    ------------------------------------------
                                    Name:  Jeffrey S. DeMond
                                    Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                    Title                             Date
       ---------                    -----                             ----

/s/ William J. Bresnan          Director of BCI                    May 3, 1999
------------------------

/s/ William J. Bresnan          Director of BCC                    May 3, 1999
------------------------

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                               Balances at    Additions Charged
                                              Beginning of      to Costs and                               Balance at End
                                                 Period           Expenses           Deductions (1)          of Period
                                              ---------------------------------------------------------------------------
For the year ended December 31, 1998
Allowance for receivables                      824,815.56       3,040,503.27         (3,238,853.58)          626,465.25

For the year ended December 31, 1997
Allowance for receivables                      540,742.90       3,737,347.99         (3,453,275.33)          824,815.56

For the year ended December 31, 1996
Allowance for receivables                      399,630.80       2,900,988.67         (2,759,876.57)          540,742.90

----------
(1) Represents the write-off of uncollectible accounts, net of recoveries and the sale of receivables to acquiring companies.

                                EXHIBIT INDEX
                                -------------


Exhibit                            Description
Number                             -----------
------
2.1               Purchase Agreement, dated January 25, 1999, among the Issuers,
                  BCCLP and the Initial Purchasers named therein

3.1               Certificate of Formation of BCG

3.2               Limited Liability Company Agreement of BCG

3.3               Certificate of Incorporation of BCC

3.4               By-Laws of BCC

4.1               Indenture, dated February 2, 1999, among BCG, BCC and State
                  Street Bank and Trust Company, as trustee, relating to the Issuers' $170,000,000 principal amount of 8% Senior Notes due
                  2009 and $275,000,000 aggregate principal amount at maturity of 9 1/4% Senior Discount Notes due 2009

4.2               Form of 144A Senior Note

4.3               Form of 144A Senior Discount Note

4.4               Form of Regulation S Senior Note

4.5               Form of Regulation S Senior Discount Note

4.6 Registration Rights Agreement, dated January 25, 1999, among the Issuers and the Initial Purchasers named therein

5.1               Opinion of Paul, Hastings, Janofsky & Walker LLP

10.1 Loan Agreement dated as of February 2, 1999 among BTC, various lending institutions, Toronto Dominion (Texas), Inc., as the Administrative Agent for the Lenders, with TD Securities (USA)
                  Inc., Chase Securities Inc., the Bank of Nova Scotia, BNY
                  Capital Markets, Inc. and NationsBanc Montgomery Securities
                  LLC, collectively, the Arranging Agents, Chase Securities
                  Inc., as Syndication Agent, the Bank of Nova Scotia, the Bank of New York Company, Inc., and NationsBanc Montgomery
                  Securities LLC, as Documentation Agents, and TD Securities
                  (USA) Inc., and Chase Securities Inc., as Joint Book Managers and Joint Lead Arrangers

10.2 Management Services Agreement by and between BCI (USA), LLC and BCCLP*

12                Ratio of Earnings to Fixed Charges Calculation

21                Subsidiaries of the Company

23.1              Consent of Paul, Hastings, Janofsky & Walker LLP (contained in
                  Exhibit 5.1)

23.2              Consent of KPMG LLP

25.1              Statement of Eligibility of State Street Bank and Trust
                  Company, as Trustee on Form T-1

27.1              Financial Data Schedule of the Company

27.2              Financial Data Schedule of BCC

99.1              Form of Letter of Transmittal*

99.2              Form of Notice of Guaranteed Delivery*

* To be filed by amendment